Exhibit 99.1

MANULIFE FINANCIAL CORPORATION

ANNUAL INFORMATION FORM

March 26, 2010

INTERESTS OF EXPERTS	65

AUDIT & RISK MANAGEMENT COMMITTEE	65

PERFORMANCE AND NON-GAAP MEASURES	66

ADDITIONAL INFORMATION	66

GLOSSARY

For the purpose of this annual information form (“Annual Information Form”), the terms “Company”, “Manulife Financial”, “we” and “our” refer, at all times prior to September 23, 1999, to The Manufacturers Life Insurance Company (“Manufacturers Life”) and its subsidiaries, and at all times on or after September 23, 1999, to Manulife Financial Corporation (“MFC”) and its subsidiaries, including Manufacturers Life.

The following are brief explanations of certain terms as used in this Annual Information Form.

accepted actuarial practices — Canadian accepted actuarial practices as promulgated by the Canadian Institute of Actuaries.

annuities — contracts that provide income payments at regular intervals, usually for a specified period (an annuity certain) or for the lifetime of the annuitant (a life annuity). Annuity contracts are offered on both an immediate and a deferred basis. Under immediate annuities, the payment of income commences at, or very shortly after, the date of issue of the contract. Under deferred annuity contracts, the payment of income commences on some specified future date, such as five years after the contract is issued. Contracts can be fixed or variable.

Canadian GAAP — Canadian generally accepted accounting principles as promulgated by The Canadian Institute of Chartered Accountants.

cash value — the gross value for which an in-force policy can be surrendered.

COLI (corporate owned life insurance) — a specialized insurance product which provides tax-efficient funding vehicles for employee deferred compensation programs.

common investment platform — a common group of investment funds that are offered to the Company’s customers across multiple variable insurance, annuity and pension product lines.

endowment insurance — life insurance policy which pays the face value at earlier of death or maturity date.

Fraser Group Universe Report — an annual report on pricing, profitability and market share in the Canadian group insurance industry, published by the Fraser Group, an independent Canadian consulting firm.

general fund — those assets and liabilities which a life insurance company reports on its consolidated balance sheet and for which a life insurance company bears the investment risk. Products treated as part of the general fund include participating whole life insurance, universal life insurance, term life insurance, group life and health insurance and fixed-rate insurance, annuity and pension products, as well as reinsurance.

GIC (guaranteed investment contracts) — certificates of deposit on which guaranteed interest is payable or compounded annually and maturity is a specified term, usually one to five years.

group life and health insurance — insurance which insures the lives of a group of people (group life) or provides coverage for medical and dental costs, and income replacement for disabilities to a group of people (group health) under a master contract. Typically used by employers to provide coverage for their employees.

ICA — the Insurance Companies Act (Canada), as amended, including the regulations thereunder which apply to insurance companies that are incorporated under Canadian federal law and to foreign insurance companies that operate in Canada on a branch basis.

in-force — an insurance or annuity contract which has not expired or otherwise been terminated.

individual life insurance — insurance which pays a stipulated sum in the event of the death of a named individual.

Letters Patent of Conversion — the letters patent issued under the ICA to effect the conversion proposal of Manufacturers Life from a mutual company to a company with common shares effective September 23, 1999.

LIMRA (Life Insurance Marketing Research Association) — an association which supports and enhances the marketing functions of life insurance companies through original research, products and services.

MCCSR (Minimum Continuing Capital and Surplus Requirements) — capital and liquidity requirements imposed by OSFI for Canadian federally regulated life insurance companies.

Minister of Finance — the Minister of Finance (Canada) or any Minister of State who has been delegated any of the Minister’s powers, duties and functions under the ICA.

mortality risk — the risk arising from an insured person’s death.

NAIC (National Association of Insurance Commissioners) — an association of the chief insurance supervisory officials of each state, territory or possession of the United States.

OSFI — the Office of the Superintendent of Financial Institutions (Canada), the primary regulator of federal financial institutions and federal pension plans.

Plan of Demutualization — the plan of demutualization of Manufacturers Life, which, for the purposes of the ICA, constituted a conversion proposal.

policy loan — a loan made to a policyholder based on the security of the cash value of a policy.

policyholder — the person who owns an insurance or annuity policy. Although the policyholder is usually the insured, in the case of group insurance the policyholder is usually the employer rather than the employee.

producer group — groups of agents and brokers who deal collectively with insurance companies in the areas of products, underwriting and compensation. A producer group also offers marketing and sales support to its members, as well as continuing education.

RRIF (registered retirement income fund) — a fund of undistributed accumulations of retirement savings, within the meaning of the Income Tax Act (Canada).

reinsurance — the acceptance by one or more insurers, called reinsurers, of a portion of the risk underwritten by another insurer which has directly contracted to provide the coverage. The legal rights of the policyholder are not affected by the reinsurance transaction and the insurer issuing the insurance contract remains primarily liable to the policyholder for payment of policy benefits.

retrocession — a form of reinsurance that involves the assumption of risk from a reinsurer rather than the direct writer of the policy or policies.

SEDAR — the System for Electronic Document Analysis and Retrieval, found at www.sedar.com.

segregated fund — a fund, having its own portfolio of investments, kept separate from the general fund of a life insurance company in connection with one or more insurance policies or annuity contracts under which the company’s liability to the policyholders varies with the performance of the fund.

Superintendent — the Superintendent of Financial Institutions (Canada).

surplus — the excess of assets over liabilities and other obligations in an insurance company’s financial statements calculated in accordance with applicable accounting principles.

term life insurance — a life insurance policy which pays a stipulated sum on the death of the individual life insured, provided that death occurs within a specified number of years. There is usually no cash value.

third party administrator — a company that provides administrative support, including regulatory compliance, reporting and document processing, to sponsors of group plans.

underwriting — the process by which an insurance company assesses the risk inherent in an application for insurance prior to acceptance and issuance of a policy.

universal life insurance — a life insurance policy in which premiums, less expense charges, are credited to a policy account from which periodic charges for life insurance are deducted and to which interest and investment income are credited. Universal life insurance accumulates a cash value.

variable product — an insurance, annuity or pension product contract for which the reserves and/or benefits may vary in amount with the market value of a specified group of assets held in a segregated fund.

whole life insurance — a life insurance policy payable upon the death of the insured, with a fixed premium and accumulating cash values.

FINANCIAL PRESENTATION AND EXCHANGE RATE INFORMATION

The Company maintains its financial books and records in Canadian dollars and presents its financial statements in accordance with Canadian GAAP as applied to life insurance enterprises in Canada and the accounting requirements of the Superintendent. None of the accounting requirements of the Superintendent is an exception to Canadian GAAP.

Unless otherwise indicated, references in this Annual Information Form to “$,” “Cdn.$” or “dollars” are to Canadian dollars. Exchange rates used for currency conversion to Canadian dollars for financial statements in this Annual Information Form are summarized in the following table:

	As at and for the year ended December 31
	2009	2008	2007
U.S. dollar
Balance sheet	1.0466	1.2246	0.9881
Statement of operations	1.1416	1.0668	1.0739

Japanese yen
Balance sheet	0.011240	0.013490	0.008844
Statement of operations	0.012201	0.010382	0.009116

Notes:	(1) Rates shown are the Canadian dollar price per U.S. dollar and Japanese yen. In accordance with Canadian GAAP, balance sheet amounts are converted at rates on the dates indicated, while statement of operations amounts are converted using the average rate for each quarter. The rate of exchange disclosed above for the annual Statement of Operations is based on the rates in each quarter’s Statement of Operations. The annual rate is approximated as the average of the quarterly rates weighted by the number of days in each quarter.
(2) Rates are based upon noon rates of exchange published by the Bank of Canada.

We do business in various jurisdictions outside Canada. Fluctuations between the Canadian dollar and foreign currencies have the effect of increasing or decreasing amounts presented in our financial statements. We present certain financial performance measures on a constant currency basis to exclude the effect of fluctuations in these currencies versus the Canadian dollar. Amounts stated in this Annual Information Form on a constant currency basis are calculated, as appropriate, using the balance sheet exchange rates effective for December 31, 2008 and the 2008 quarterly income statement rates in effect for each respective quarter.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements within the meaning of the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements with respect to the Company’s possible or assumed future results set out under “Corporate Strategy” and “Business Operations”. The forward-looking statements in this document also relate to, among other things, the Company’s objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “seek”, “aim”, “continue”, “embark” and “endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in this document under “Risk Factors”, as well as under “Risk Management” and “Critical Accounting and Actuarial Policies” in MFC’s Management’s Discussion and Analysis for the year ended December 31, 2009, in the “Risk Management” note to MFC’s consolidated financial statements for the year ended December 31, 2009 and elsewhere in MFC’s filings with Canadian and U.S. securities regulators. The Company does not undertake to update any forward-looking statements except as required by law.

CORPORATE STRUCTURE

History and Incorporation

Manulife Financial Corporation is a life insurance company incorporated under the ICA. MFC was incorporated under the ICA on April 26, 1999 for the purpose of becoming the holding company of Manufacturers Life following its demutualization. Manufacturers Life was incorporated on June 23, 1887, by a Special Act of Parliament of the Dominion of Canada. Pursuant to the provisions of the Canadian and British Insurance Companies Act (Canada), the predecessor legislation to the ICA, Manufacturers Life undertook a plan of mutualization and became a mutual life insurance company on December 19, 1968. As a mutual life insurance company, Manufacturers Life had no common shareholders and its board of directors was elected by its participating policyholders in accordance with the ICA.

Pursuant to Letters Patent of Conversion, effective September 23, 1999, Manufacturers Life implemented a plan of demutualization under the ICA and converted to a life insurance company with common shares and became the wholly owned subsidiary of MFC. Following completion of MFC’s merger with John Hancock Financial Services, Inc. (“JHFS”) on April 28, 2004, Manufacturers Life and JHFS became sister companies. MFC owns all of the outstanding common shares of Manufacturers Life and, following the merger with JHFS, indirectly MFC owned all of the outstanding shares of common stock of JHFS.

On December 31, 2009 MFC consolidated its U.S. operating life insurance company subsidiaries and merged JHFS into The Manufacturers Investment Corporation (“MIC”), an indirect wholly owned subsidiary of Manufacturers Life. Also on December 31, 2009 John Hancock Life Insurance Company and John Hancock Variable Life Insurance Company, both Massachusetts domiciled insurers and subsidiaries of JHFS, merged into John Hancock Life Insurance Company (U.S.A), an indirect wholly owned subsidiary of Manufacturers Life.

MFC’s head office and registered office is located at 200 Bloor Street East, Toronto, Canada, M4W 1E5.

Intercorporate Relationships

The Company conducts its business activities through subsidiary companies in Canada, the United States, Japan, the Philippines, Singapore, Indonesia, Thailand and Vietnam. The Company operates through branches of subsidiaries in Hong Kong, Taiwan, Macau, Barbados and Bermuda. In China, the Company operates through a joint venture established with a local company. In Malaysia, the Company operates through a publicly traded corporation, which is 46% owned by the Company.

The principal subsidiaries of MFC, including direct and indirect subsidiaries, are listed in the section entitled “Principal Subsidiaries” of MFC’s 2009 Annual Report filed on SEDAR, which section is incorporated herein by reference. These companies are incorporated in the jurisdiction in which their head office or registered office is located.

CORPORATE STRATEGY

Manulife Financial’s overall corporate objective is to continue to build on its position as a leading international provider of financial protection, wealth and asset management products and services. In pursuing this objective, management seeks to operate Manulife Financial in accordance with certain core values: professionalism; providing real value to its customers; integrity; maintaining financial strength; and being an employer of choice.

The Company seeks to take advantage of the long-term impacts of the financial crisis to grow organically and through acquisitions. It will build upon its competitive advantages which include its scale, excellent franchises, very good asset quality, strong brands, diversified products and distribution, technology, excellence in investment management and strong positioning in key growth markets. Management intends to:

•	Grow the businesses, with priority on the highest return products and geographies, and diversification of risk;

•	Focus growth in business lines where there is optimal use of capital and potential for strong medium and long-term profitability;

•	Continue to reduce equity exposure through changes to business mix, product design, pricing and hedging;

•	Pursue balance between margins and market share by offering quality products to our customers but only at an appropriate risk adjusted return to shareholders;

•	Extend the Company’s product reach by leveraging existing skills, particularly in all elements of savings and investment management;

•	Capitalize on opportunities for acquisition and geographic expansion, leveraging our skills and competitive advantages; and

•	Maintain strong capital levels to fund organic growth and pursue strategic opportunities.

Building upon these strategic directions, in 2009 a senior management task force carried out a comprehensive strategic review of Manulife Financial’s operations and growth prospects for the future. The review identified short and medium term opportunities in Asia and for expanding our position in wealth and asset management, the global retirement solutions market, and for leveraging other capabilities across our business. We have put in place mechanisms to pursue these and other opportunities.

Building on Existing Strengths and Past Initiatives

The Company’s strategy and its short and medium term plans build upon several important long-term strengths and initiatives that management believes have helped to position Manulife Financial for success. These are set out below.

Strong Business Franchises

Manulife Financial enjoys recognized financial strength and leadership positions in a number of diverse international markets ranging from developing to mature, and has built strong platforms for future growth in Canada, the United States and Asia. Management intends to strengthen the Company’s business franchises in its existing markets and potentially expand into new markets where management believes the Company can establish a leading market position.

In 2004, Manulife Financial significantly expanded the Company’s positioning in North America through its merger with JHFS. The merger added the John Hancock operations and brand in the United States and the business of The Maritime Life Assurance Company in Canada. In Asia, the merger increased scale and expanded Manulife Financial’s presence into Malaysia and Thailand. Management believes that the Asian region’s economic and demographic trends offer excellent medium and long-term growth potential.

In 1996, Manulife Financial opened the first foreign joint venture life insurance company in China. By the end of 2009, the Company was operating in 35 cities throughout the country and was approved for four additional licenses. In addition, in 2009, Manulife Financial entered into an agreement to acquire Fortis Bank SA/NV’s 49% ownership in ABN AMRO TEDA Fund Management Co., Ltd (“ABN AMRO TEDA”). With US$4.4 billion in assets under management at year end 2009, ABN AMRO TEDA provides Manulife Financial with an immediate, sizable entry point into China’s rapidly growing wealth management industry. Completion of the acquisition remains subject to regulatory approval by the relevant regulators in the Peoples Republic of China.

In 1999, Manulife Financial became the first Canadian life insurer with operations in Japan, one of the world’s largest insurance markets. The Japanese operation was expanded in 2001 with the purchase of the in-force business of Daihyaku Mutual Life Insurance Company (“Daihyaku”). The Company also expanded its Asian operations through several acquisitions, most recently in Taiwan, with the acquisition of Fuwha Securities in 2008.

Customized and Innovative Products and Services

Management believes that delivering customized and innovative financial protection and wealth management products and services, which provide sustainable value at competitive prices, will continue to be a growth driver for the Company. Accordingly, Manulife Financial focuses on understanding customer needs and on developing, maintaining and deepening long-term customer relationships. To address the changing needs of its target markets, the Company has developed the ability to quickly bring new offerings to the marketplace to complement its broad array of products.

In 2006, the Company introduced Canada’s first guaranteed minimum withdrawal benefit product, thereby creating a new retirement product category in the Canadian marketplace, and also introduced the first long-term care insurance product in Canada to help Canadians meet the increasing need for elder care while protecting investment savings. Manulife Life Insurance Company (“Manulife Japan”) has been a leader in offering innovative products to Japanese consumers and was among the first insurers to offer universal life insurance and variable annuity products in Japan. In 2008, the Company continued to launch a series of innovative products in Asia and Japan that received favorable market reception. In Hong Kong, the Company was first-to-market with a standalone medical insurance solution with guaranteed coverage well into retirement, giving peace of mind of continuous medical coverage and a guaranteed money back option on surrender. In Japan, the Company introduced an enhancement to its original term life insurance product, developed with broader options for financial protection to meet the growing financial security needs of business executives and this was very well received by corporate policyholders. In 2009, the Company introduced a new variable annuity product in the U.S., called Annuity Note, designed to address the wealth accumulation and protection needs of consumers, while maintaining Manulife Financial’s commitment to improving the risk profile of its overall wealth management product portfolio, as discussed below.

In the context of increased equity market volatility, the Company is continually reviewing its variable annuity product offerings and its risk management practices relating to these products. In particular, in the fourth quarter of 2008, the Company expanded its hedging program that was initiated in November 2007 to cover all new business written in the United States. In early 2009, the Company further expanded its hedging program to include substantially all new business written in Canada and, in the fourth quarter, began to hedge new business written in

Japan. In aggregate, by the end of 2009, the Company had hedged or reinsured approximately 35% of the gross guarantee value of its global variable annuity business. Subsequent to December 31, 2009, the Company has hedged $14.2 billion of guarantee value ($4.2 billion in Canada and $10.0 billion in the U.S.), bringing the percentage of guarantee value hedged or reinsured up to approximately 48% as at March 18, 2010. In addition to expanding its hedging program, the Company also withdrew certain product offerings which no longer met its desired risk profile, including annuities with guaranteed accumulation or maturity benefits in Canada and Japan. To further reduce the risk of new offerings, the Company initiated product pricing and design initiatives such as fee increases, less frequent step-ups, reduction in annuity factors and bonus features, as well as other risk mitigating changes such as lowering the equity content of fund offerings and adopting more passively managed funds.

Multiple Distribution Channels

Management believes that tailoring the Company’s distribution channels to allow customers in each geographic and product market to purchase the Company’s products and services through their preferred channel will enable Manulife Financial to further penetrate its target markets. In North America, the Company has been highly successful in expanding and diversifying its distribution capabilities, while at the same time continuing to nurture traditional relationships.

In 2007, the Company completed the acquisition of Berkshire-TWC Financial Group Inc. (“Berkshire”), formerly Canada’s largest independent privately-owned financial planning and wealth management organization, adding more than 700 advisors and 237 branches from Berkshire’s mutual fund and securities business to Manulife Financial’s existing operations across the country. In the United States, the JHFS merger significantly broadened the Company’s distribution capabilities by adding the John Hancock Financial Network. Distribution capabilities were expanded further in 2008 with several new agreements entered into, most notably with Edward Jones. In 2009, the Company further expanded its U.S. distribution capabilities in the long-term care and retirement plan services segments as a result of an agreement with Ameriprise Financial. In Asia and Japan, Manulife Financial’s primary distribution channel is an exclusive agency force numbering over 35,000 active agents. In recent years, the Company has expanded and diversified its distribution reach by adding new agreements with banks and securities brokers in Asia. As of the end of 2009, the Company’s distribution network in Japan included 26 agreements with banks and securities brokers. Manulife Japan further expanded its distribution capabilities in 2007 by entering the Managing General Agent (MGA) channel, allowing it to deliver its products and services to even more customers, with a focus on the high net worth market segment.

By offering a diverse range of products and providing ongoing sales and marketing support, Manulife Financial strives to maintain long-term relationships with its agents, brokers and other distributors in each market. The Company expects to continue its strategy of anticipating and responding to changing customer distribution preferences.

Technology to Enhance Customer and Producer Services

Manulife Financial is committed to the development and leveraging of technology to provide improved service to clients and support to the Company’s distribution partners. Manulife Financial has also invested in technology to realize productivity gains from improved business processes. To help the Company deliver improved customer service, realize significant expense management opportunities and provide strategic flexibility to integrate new businesses, Manulife Financial also outsources some of its information technology requirements including the management of its information technology infrastructure.

Successful Strategies across Different Markets

Manulife Financial’s product and geographic diversity allows the Company to transfer products and services, technology, distribution and marketing strategies, and business knowledge from one market to another. Management believes that the ability to leverage across markets enables the Company to capitalize quickly on emerging economic and demographic trends. For example, Manulife Financial applied the expertise gained in the United States variable annuity market to launch similar products in Canada and Asia. In 2006, the Company transferred its successful Lifestyle Fund offerings to its JH Mutual Fund business, resulting in an expanded product offering and increased mutual fund sales. In September 2007, teams from Canada and the United States worked closely together in the development and launch of Canadian Division’s new long-term care insurance product. In 2009, the Company leveraged its experience in hedging its variable annuity product offerings in the U.S. and further expanded its hedging program to include substantially all new business written in Canada and, in the fourth quarter, began to hedge new business written in Japan.

Strategic Acquisitions

Manulife Financial intends to continue to make strategic acquisitions in the financial services industry that strengthen and complement its core operations and that are priced to achieve target financial returns. Management believes that the Company can benefit by participating proactively in the continuing consolidation of the financial services industry, with the objective of increasing Manulife Financial’s overall size and enhancing its market position in internationally diverse markets. In addition, management believes that the Company’s experience in executing and implementing strategic acquisitions positions it well to continue its acquisition program with a focus on expanding its financial protection and wealth management businesses internationally.

In 2009, Manulife Financial broadened its wealth management reach in Canada through its acquisition of AIC’s Canadian retail investment fund business, solidified its position as one of Canada’s largest providers of travel insurance through its acquisition of Pottruff & Smith Travel Insurance Brokers Inc. and, subject to regulatory approval, announced its entry into China’s rapidly growing wealth management industry through its agreement to acquire a 49% stake in ABN AMRO TEDA.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

In 2007, the Company’s results reflected the strength and diversity of its core operating businesses and invested assets. Product innovation and the expansion of distribution capabilities contributed to exceptional sales levels and strong earnings growth across core operating businesses. Sales 1 increased by 14% (18% on a constant currency basis) for the year ended December 31, 2007, compared to the year ended December 31, 2006.

In 2008, the Company’s results were impacted by the unprecedented global economic turmoil experienced in the latter half of the year. Despite these significant headwinds, full year sales for 2008 were strong. Record sales levels were achieved in each of the Company’s life insurance businesses and despite the unprecedented market volatility, wealth sales were in line with the strong levels of the prior year. However, other important financial measures deteriorated significantly during the latter half of 2008, resulting in a significant reduction in 2008 net income compared to the previous year.

In 2009, the Company continued to face a challenging macroeconomic and operating environment as a number of factors impacted results over the course of the year. These factors ranged from volatile equity markets, depressed corporate bond rates and increases in policy liabilities arising both from the low interest rate environment as well as from the Company’s comprehensive annual review of actuarial assumptions. Despite these challenges, the Company’s franchises remained strong. Total insurance sales in Asia and Canada were above 2008 levels, but as a result of the economic environment were below 2008 levels in the U.S. Variable annuity sales were down 46% on a constant currency basis following from the Company’s on-going risk management initiatives across all geographies and, to a lesser extent, the general economic conditions. Other wealth management sales, excluding variable annuities, were in line with 2008 levels on a constant currency basis2. Since the onset of the financial crisis in the fourth quarter of 2008, Manulife Financial has taken a number of steps to strengthen its capital base, namely raising over $8 billion in net capital through various financing instruments including medium term notes, innovative tier one capital, preferred shares and common shares. The Company also reduced its common share dividend by 50% which, coupled with an enhanced dividend reinvestment plan, is estimated to preserve approximately $1 billion of capital annually.

BUSINESS OPERATIONS

The Company is a leading global provider of financial protection and wealth management products and services, including individual life insurance, group life and health insurance, long-term care insurance, pension products, annuities and mutual funds. These services are provided to individual and group customers in the United States, Canada and Asia. Manulife Financial also provides investment management services with respect to the Company’s general fund assets, segregated fund assets, mutual funds, and to institutional customers. The Company also offers reinsurance services, specializing in life retrocession and property and casualty reinsurance.

As at December 31, 2009, the Company had approximately 24,000 employees and operated in more than 20 countries and territories worldwide. The Company’s business is organized into four operating divisions: U.S. Division, Canadian Division, Asia and Japan Division and Reinsurance Division. In addition, asset management services are provided by the Company’s Investment Division, operating as MFC Global Investment Management (“MFC Global”). Each division has profit and loss responsibility and develops products, services, distribution and marketing

[1]	Sales is a non-GAAP measure. See “Performance and Non-GAAP measures” below.
[2]	Constant currency amount is a non-GAAP measure. See “Performance and Non-GAAP measures” below.

strategies based on the profile of its business and the needs of its market. The U.S. Division is comprised of two reporting segments: U.S. Insurance and U.S. Wealth Management. The external asset management business of the Investment Division is reported under the Corporate and Other reporting segment.

The approximate number of employees for each of the Company’s reporting segments as at December 31, 2009 was as follows:

U.S. Insurance	2,753
U.S. Wealth Management	2,777
Canadian Division	7,591
Asia and Japan Division	6,025
Reinsurance Division	202
Corporate and Other	4,518

SELECTED FINANCIAL STATISTICS BY DIVISION/REPORTING SEGMENT

Effective January 1, 2008, the Company changed its approach for allocating gains and losses that arise when investment and market related experience differs from the assumptions used in the valuation of policy liabilities to be more aligned with the way the Company manages its assets and related risk positions. These gains and losses are now accumulated into two pools, insurance and wealth management, and then allocated pro rata to the reporting segments based on their respective policy liabilities. Prior to 2008, these gains and losses were reported in the segments where the specific assets giving rise to the gains and losses were located and credit gains and losses were reported in the Corporate and Other segment. Market related gains and losses on product features, such as segregated fund guarantees and future fees assumed in variable universal life and equity-linked policy liabilities, as well as gains and losses on full pass-through products, such as par insurance, are not included in the pools. Prior periods have been restated to conform to this presentation.

The following charts provide a breakdown by operating division and reporting segment of the Company’s total shareholders’ net income, premiums and deposits and funds under management as at and for the year ended December 31, 2009.

Division/Reporting Segment ($ millions)	Shareholders’ Net Income (Loss)		Premiums and Deposits[3]		Funds Under Management[3]
	2008	2009	2008	2009	2008	2009
U.S. Insurance	779	(1,441)	7,149	8,909	70,309	66,550
U.S. Wealth Management	(921)	2,186	35,412	30,512	163,936	177,443

U.S. Division	(142)	745	42,561	39,421	234,245	243,993
Canadian Division	656	745	16,379	16,917	82,262	102,664
Asia and Japan Division	177	1,739	9,749	9,308	49,971	57,234
Reinsurance Division	154	261	1,091	1,123	2,935	2,687
Corporate and Other	(328)	(2,088)	5,970	4,501	35,094	33,039

Total	517	1,402	75,750	71,270	404,507	439,617

[3]	“Premiums and Deposits” and “Funds Under Management” are non-GAAP measures. See “Performance and Non-GAAP measures” below.

U.S. DIVISION

U.S. Division consists of U.S. Insurance and U.S. Wealth Management reporting segments. U.S. Insurance, which consists of JH Life and JH Long-Term Care businesses, offers life, wealth accumulation and long-term care insurance solutions to select markets. U.S. Wealth Management, which consists of JH Variable Annuities, JH Wealth Asset Management and JH Fixed Products businesses, provides clients with a wide selection of wealth management solutions for their personal, family and business needs.

In this “U.S. Division” section of this Annual Information Form, “John Hancock” means, collectively, those U.S. Division business units, forming part of the Company’s U.S. subsidiaries, that offer products and services under the John Hancock brand.

On December 31, 2009, two U.S. subsidiaries, John Hancock Life Insurance Company (“John Hancock Life”) and John Hancock Variable Life Insurance Company (“John Hancock Variable”) merged into another subsidiary, John Hancock Life Insurance Company (U.S.A.) (“John Hancock USA”). With that merger, the U.S. Division now operates principally through three insurance subsidiaries: John Hancock USA, John Hancock Life Insurance Company of New York (“John Hancock New York”), and John Hancock Life & Health Insurance Company (“JHLH”). Smaller blocks of business are also maintained in another subsidiary, John Hancock Insurance Company of Vermont (“JHVT”).

John Hancock USA offers life insurance, annuity, 401(k), group annuity, pension and individual long-term care insurance products in all states except New York, and John Hancock New York offers all of these products except individual long-term care insurance products in the State of New York. John Hancock USA also services inforce group long-term care cases while JHLH offers individual long-term care products in the State of New York as well as new group long-term care products in all states.

John Hancock Distributors LLC (“John Hancock Distributors”), a registered broker-dealer wholly owned by John Hancock USA, is the wholesale distributor for all of the variable life and variable annuity products offered in the United States.

U.S. Division operates its mutual fund business through the following subsidiaries: a wholesale distribution company, John Hancock Funds LLC (“John Hancock Funds”), two investment advisors, John Hancock Advisers, LLC (“John Hancock Advisers”) and John Hancock Investment Management Services, LLC (“John Hancock IMS”) and a transfer agency, John Hancock Signature Services, Inc. (“John Hancock Signature Services”).

John Hancock IMS and John Hancock Advisers are the investment advisors for the mutual funds that make up our investment platforms supporting the variable life, variable annuity, and certain JH Wealth Asset Management products. Both companies enter into sub-advisory arrangements with both affiliated and unaffiliated sub-advisors to manage the assets.

Long-Term Care Partners, LLC, a wholly-owned subsidiary of JHLH, administers the long-term care insurance program for the employees of the United States federal government (the “Federal Program”).

Proprietary Retail Distribution Network

In addition to a wide variety of distribution channels and networks, U.S. Division offers its products and services through a recognized and established proprietary retail network, John Hancock Financial Network (“JHFN”). JHFN is a nationally recognized distribution system made up of financial representatives offering insurance and wealth management solutions to individuals, families and businesses. The network provides access to a variety of proprietary and non-proprietary products and services to facilitate the sale of wealth accumulation and insurance oriented products. Signator Investors, Inc. (“Signator Investors”) distributes proprietary and non-proprietary wealth management and insurance products and is part of JHFN.

U.S. Insurance

U.S. Insurance provides life and long-term care insurance products and services to select markets. JH Life focuses on high net-worth and emerging affluent markets by providing estate, business planning and other solutions with an array of protection and accumulation oriented life insurance products. JH Long-Term Care provides insurance to individuals and groups to cover the costs of long-term care services including nursing homes, assisted living care facilities, adult day care and at-home care. U.S. Insurance uses a multi-channel distribution network, including JHFN. In 2009, JH Life and JH Long-Term Care accounted for 78% and 22%, respectively, of U.S. Insurance’s total funds under management, and 66% and 34%, respectively of its total premiums and deposits.

In 2010, U.S. Insurance intends to maintain their leadership positions in the Life and Long-Term Care businesses through continued innovation and investment in product and service offerings.

JH Life

JH Life has established a reputation for innovative and competitive products, service excellence and expert underwriting, benefiting from a broad based multi-channel distribution network. The business continues its core strategy of focusing on execution in these key areas.

JH Life primarily offers single and survivorship universal life and variable universal life products, generally to high net worth individuals, as well as specialized COLI products. The rate of investment return on universal life insurance policies may change from time to time due to factors such as the investment performance of the universal life asset portfolio, but is subject to minimum guaranteed rates. Variable universal life insurance products offer clients an opportunity to participate in the equity market by investing in segregated funds. JH Life has a history of being able to rapidly develop and launch innovative life insurance products, thereby consistently offering a comprehensive and competitive portfolio of products and solidly positioning the business in its target market.

The business is known for expertise in underwriting mortality risk, particularly for the older age market. The underwriting area continually updates its risk assessment standards based on emerging trends and medical developments. The business has capacity to place large individual insurance policies due to large retention limits of U.S.$20 million for single lives and U.S.$25 million on survivorship cases.

Products are sold through a multi-channel distribution strategy that includes JHFN as well as third-party producers. Third-party channels include independent agents, brokerage general agents, producer groups, broker-dealers and banks. The business actively develops and maintains its relationships with these distributors by providing technical support, delivery of competitive products, product education, and advance marketing and sales support. Over the years, the business has solidified its strong shelf-space position with key distributors and broadened its distribution channels by establishing new relationships with broker-dealers, producer groups and banks. JH Life intends to further solidify and grow key relationships with agents and expand third party distributor capacity.

JH Long-Term Care

JH Long-Term Care reimburses customers for the costs of care needed when an insured is no longer able to perform the ordinary activities of daily living or is cognitively impaired. JH Long-Term Care was one of the first providers to offer long-term care insurance and has been doing so for over 20 years. The business sells retail individual and group long-term care insurance products. Group products are designed for employees of small to large employers. The business also administers long-term care benefits for employees of the United States federal government. Until September 30, 2009, the Federal Program was administered through a joint venture with Metropolitan Life Insurance Company. Effective October 1, 2009, John Hancock became the sole carrier of the program.

JH Long-Term Care maintains a leadership position in the overall long-term care (retail and group) market in the United States. It has expertise in all aspects of long-term care operations, from product development to claims processing. Its products are sold within the United States through a multi-channel strategy that includes traditional independent agents, general agents, producer groups, broker-dealers and wirehouses. JHFN is a major distributor for the business.

The core retail product portfolio consists of Custom Care II Enhanced, Leading Edge, and state partnership policies. Custom Care II Enhanced offers unlimited Consumer Price Index compound inflation protection with the Guaranteed Increase Option (GIO), as well as a suite of built-in consumer protection features and optional riders. The GIO allows for an increase in coverage every three years, without new evidence of insurability. Although Leading Edge has comparable features, it is simpler, geared towards a younger target market, and is more attractively priced. Partnership policies that are designated as such by the respective states, allow policyholders to protect some or all of their personal assets from Medicaid eligibility requirements when claiming for benefits. CareChoice is offered in the employer-sponsored long-term care insurance market. A new large group product, CareChoice 2009 is in the process of being launched and offers similar features as Custom Care II Enhanced. Corporate Choice and Corporate Solutions continue to be sold in the small to mid-sized group market segments.

JH Long-Term Care’s commitment to the long-term care insurance industry is supported by a comprehensive business strategy. Included in this strategy are initiatives to raise consumer awareness, provide sales support, enhance service through automation, implement an efficient claims management infrastructure, solidify producer commitment, launch new distribution relationships, and promote an innovative product portfolio backed by a financially viable company.

U.S. Wealth Management

U.S. Wealth Management provides a variety of personal and family-oriented wealth management products and services to select individual and business markets. The JH Variable Annuities business offers products primarily to middle and upper-income individuals. The JH Wealth Asset Management business includes the operations of both JH Retirement Plan Services and JH Mutual Funds. JH Retirement Plan Services provides 401(k) plans to small and medium-sized businesses, while JH Mutual Funds offers a variety of mutual funds, 529 Plans and privately managed accounts to individuals and institutional investors. The JH Fixed Products business provides fixed deferred annuities and fixed guaranteed income payout annuities to individuals as well as a variety of fee-based and spread-based products to institutional clients. At December 31, 2009, JH Variable Annuities, JH Wealth Asset Management and JH Fixed Products accounted for 32%, 48% and 20%, respectively, of U.S. Wealth Management’s total funds under management. These businesses contributed approximately U.S.$5.3 billion, U.S.$17.7 billion and U.S.$3.7 billion, respectively, to U.S. Wealth Management’s total premiums and deposits.

JH Variable Annuities

The JH Variable Annuities business offers a variety of products that help customers achieve their personal and family financial goals. The range of variable annuity products is designed to assist individuals with their retirement needs. Variable annuity products, sold mainly to middle and upper-income individuals, provide a tax-efficient way to save for retirement, generate retirement income, or preserve wealth. Earnings on these products are subject to taxation only when withdrawn.

Several different base products have been offered in the past with varying front end sales loads, surrender charge rates and periods, and up front payment enhancements. Nearly all include some type of minimum death benefit guarantee. The vast majority of customers purchasing JH Variable Annuities products over the past several years also purchased a guaranteed minimum withdrawal benefit (“GMWB”) rider which provides the policyholder a minimum level of guaranteed periodic withdrawals over a specified period or life even if policyholder account values have been depleted.

JH Variable Annuities products are principally distributed by an employed wholesaling group that focuses on non-affiliated advisors in three main channels: wirehouse/regionals, financial planners, and banks. The distribution footprint is solid across each channel, with distribution agreements in place at nearly all major variable annuity sellers.

The main priority of JH Variable Annuities in 2010 is to deliver competitive customer product value with design features and pricing that reflect the heightened volatility prevalent throughout financial markets. Steep market declines in late 2008 and early 2009 as well as low interest rates have prompted an ongoing, industry-wide re-pricing of variable annuity living benefits. Prices for living benefit riders have increased. Benefit features have also been adjusted or curtailed at John Hancock and at many competitors as evidenced by a combination of lower guaranteed income payments, lower bonus deferral credits, lower exposure to equity investments and increased exposure to efficiently hedged asset classes. Substantially all new living benefit riders issued by John Hancock in 2009 were actively managed through our proprietary hedging program.

JH Variable Annuities is committed to providing strong, customer-oriented service in order to further develop the reputation of the business as partner of choice among end-consumers and financial advisors. The strategy includes continual review, development and enhancement of key processes and systems capabilities as well as the technical expertise and professionalism of staff. JH Variable Annuities will continue to leverage web-based technology to enhance customer access to information and simplify point of sale and ongoing customer service interactions. JH Variable Annuities has established operational support over three geographic sites in order to more efficiently and better service its customers.

JH Wealth Asset Management

JH Retirement Plan Services

JH Retirement Plan Services offers small and medium-sized businesses, consisting of companies with five to 500 employees, primarily 401(k) group annuity contracts designed for tax-qualified pension plans. In addition to maintaining leadership in the micro and small plan segments (less than U.S.$3 million in assets), JH Retirement Plan Services is also focused on expanding its presence in the mid-sized pension segment (U.S.$3 million to U.S.$25 million in assets).

JH Retirement Plan Services’ 401(k) group annuity product includes investment, communication and record-keeping services with plan administration provided through third party administrators. In 2009, JH Retirement Plan Services expanded its product distribution through key partnerships with Morgan Stanley, Ameriprise Financial and most recently Edward Jones, and launched a new award-winning communication program (PRIME Elements) that highlights the business’ exceptional value and service proposition. In response to significant equity market volatility, low interest rates, and industry-wide variable annuity living benefits re-pricing, JH Retirement Plan Services introduced the Guaranteed Income for Life Select rider, effective January 2010. Similar to the previous guarantee offering, this rider provides participants with an option to receive lifetime income benefits, but at a lower risk profile to the Company.

Management is committed to delivering quality investment alternatives, participant education and communications, and superior service that is responsive and flexible. Management’s focus on technology and ongoing measurement of quality and satisfaction has resulted in very strong retention and high approval amongst plan sponsor customers. In recognition of its commitment, JH Retirement Plan Services has received Best in Class rankings in many areas according to the 2009 Chatham Partners Plan Sponsor satisfaction benchmark survey, as well as various awards from such prominent organizations as The League of American Communication Professionals, and The Insurance & Financial Communicators Association.

JH Retirement Plan Services’ products are marketed by sales account executives mainly to third party administrators, broker-dealers and independent financial planners. Third party administrators are important both as a distribution channel and as a provider of plan administration services to plan sponsors. The business provides support to third party administrators in the form of direct data links, training, marketing, educational programs, and access to enhanced e-commerce functionality. JH Retirement Plan Services also has an established advisory council of third party administrators that provides feedback on product development and marketing strategies. As part of its commitment to the growing broker-dealer and financial planner channels, JH Retirement Plan Services offers on-line marketing, educational and client/broker-dealer administrative support through its broker website.

The John Hancock Retirement Income and Rollover Solutions (“RIRS”) unit focuses on asset retention within the Company. Built to support financial advisors and third party administrators, RIRS assists participants that are leaving their 401(k) plan, allowing them to roll into another John Hancock product.

JH Mutual Funds

JH Mutual Funds provides a broad range of investment products to the retail and institutional markets. Its focus on the non-proprietary market reflects a diverse footprint that covers the design, distribution and servicing of both open-end and closed-end mutual funds and separately managed accounts. The 529 Plan product line helps clients save for post-secondary education.

Management’s goal is for JH Mutual Funds to be a top-tier provider of a diverse line of mutual funds managed by world-class institutional asset managers that helps customers realize their financial goals. To achieve this goal, management is focused on the development of new products, maintenance and improvement of investment performance in existing products, the expansion of its distribution network and enhancing scale. Within the non-proprietary industry, the business competes as a mid-sized mutual fund company. Investment management is provided by external sub-advisors and affiliated sub-advisors. Its product portfolio consists of an extensive selection of open-end equity and fixed-income funds, a suite of five Lifestyle and nine Lifecycle asset allocation funds, a number of closed-end funds and separate account strategies.

The JH Mutual Funds business is structured around four business lines covering key components of the asset management industry: Retail, Private Client Group, Investment Only and the 529 Plan market. The Retail product line markets and distributes open-end and closed-end mutual funds through wirehouses, regional brokerage firms, planners, financial institutions and insurance broker-dealers. The Private Client Group offers separately managed accounts to high net-worth individuals through broker-dealers, while the Investment Only business line markets and distributes institutional (open-end) mutual funds to pension consultants, corporate and public pension plans, Union/Taft-Hartley plans, endowments and foundations and alternative distribution organizations. Offered by the Educational Trust of Alaska and administered by T. Rowe Price Group, Inc., 529 Plans offer middle-income and high net-worth clients a multi-managed product platform with various flexible investment options. Prominent fund companies are employed to manage the 529 Plan investment fund portfolios. The 529 Plan business works with its partner, T. Rowe Price, to oversee and evaluate the performance of these investment managers.

A network of wholesalers distribute the Retail, Private Client Group and 529 Plan offerings. These wholesalers meet directly with broker-dealers and financial planners and are supported by an extensive home office-based sales and marketing staff. Investment Only funds are distributed directly to plan sponsors and are marketed to pension consultants nationwide who provide advisory services to plan sponsors. Dedicated client relationship officers who keep clients updated on portfolio performance information support marketing efforts.

JH Fixed Products

JH Fixed Products consists of four separate product lines: payout annuities, fixed deferred annuities, spread-based products and fee-based products.

Payout Annuities

Payout annuities are designed to meet the needs of corporate-sponsored and individual retirement plans, defined benefit pension plan terminations and retail purchasers of immediate annuities. These single premium annuities shift investment and longevity risk from individuals to the Company. The two most common types of annuities are the single life annuity, which makes payments for the life of a retired annuitant, and the joint and survivor annuity, which continues to make payments to a spouse after the death of the annuitant. The payout annuity product line also offers structured settlements, which provide a stream of periodic payments to individuals who receive awards or settlements in personal physical injury disputes.

Fixed Deferred Annuities

The Company offers two types of deferred annuity contracts, Book Value and Market Value Adjusted (“MVA”) annuities. The MVA annuity was launched in 2009 and will become the primary fixed deferred annuity offered throughout 2010.

The MVA annuity products, JH Signature and JH Liberty, are single premium contracts offering interest rate guarantee periods ranging from three to ten years from the date of purchase. Principal and interest are guaranteed if held for the length of the guarantee period and premiums earn a guaranteed interest rate during the guarantee period. Withdrawals made prior to the end of the guarantee period, in excess of the interest credited over the previous twelve months, may be subject to a market value adjustment. The market value adjustment is based on a formula that responds to interest rate movements from the time of initial investment. All deferred annuity products offer the Seniorlink (eldercare advisory and consultation program) and Advantage List (discounts on services from nursing homes, home care agencies, and assisted living facilities) programs at no charge.

The Book Value products, Guaranteed Principal Annuity Plus (“GPA Plus”) and John Hancock Spectrum (“JH Spectrum”), are flexible premium contracts offering interest rate guarantee periods ranging from one to seven years from the date of purchase. Each deposit creates a new guarantee period. The interest rate provided in the first year of the initial guarantee period may be supplemented by an interest rate bonus (for GPA Plus) or a premium enhancement (for JH Spectrum), which may increase as cumulative total deposits increase. Subsequent interest rate guarantees are renewed annually and are established at the Company’s sole discretion, subject to lifetime minimum interest guarantees defined in each contract. GPA Plus and JH Spectrum offer the CARESolutions Plus rider, which is designed to protect the client from the high costs of assistance required should the contract owner become unable to perform certain activities of daily living. Sales of the Book Value products are being discontinued, however, subsequent payments into existing contracts will continue to be accepted.

Each deferred annuity contract may be converted to an immediate annuity at any time, at the contract owner’s option.

Spread-Based Products

Spread-based products are offered opportunistically, when market conditions allow, for sale at attractive rates of return on capital. They include SignatureNotes, GICs and funding agreements. SignatureNotes carry the subordinated guarantee of MFC. SignatureNotes are debt securities issued directly by John Hancock USA to retail investors via a broker-dealer network. These debt securities, available to investors in the United States in U.S.$1,000 increments, were, and may in the future be, offered weekly under a U.S. shelf registration prospectus with varying terms and maturity dates, as permitted in the prospectus. GICs and funding agreements are not guaranteed by MFC and are privately offered to corporate sponsored pension plans and other large institutions. The GIC and funding agreement terms and conditions vary with the requirements of the buyer.

Fee-Based Products

Fee-based products generally pass investment results through to the contract holder with no, or minimal, guarantees. General account fee-based products are funding vehicles for pension plans and pass investment results through to the contract holder, after risk and profit charges. The Company no longer actively markets these products, but does receive renewal deposits into existing contracts. Separate account fee-based products are funding vehicles for pension and other employee benefit plans, and may provide no, or minimal, guarantees of investment performance. Both affiliated and non-affiliated investment advisors are employed to manage separate account assets. The Company does not actively market separate account fee-based products at the current time, but may do so in the future if market conditions change.

JH Fixed Products distributes its products through a variety of channels. Single premium annuities are sold through pension consultants who represent corporate retirement plan sponsors or through brokers who receive a commission for sale of the Company’s products. Structured settlement annuities are offered through brokers specializing in dispute resolution. Deferred annuities and retail immediate annuities are sold through an employed wholesaling group, similar to variable annuities. SignatureNotes are sold through a non-affiliated broker-dealer. Other spread-based and fee-based products are usually sold directly to institutional clients through home-office based sales personnel, although independent brokers are employed in some cases.

Management believes that a combination of competitive rate offerings, attractive product features and expanded distribution are key to the Company’s future success. Management’s strategy is to continue leveraging existing distribution outlets for fixed products, while seeking out specific market sectors that are capable of delivering suitable rates of return on capital.

Investment Platforms

U.S. Division offers products that provide customers with fixed and variable rate investments. Fixed rate products, offered by JH Wealth Asset Management’s pension operation, JH Life and JH Fixed Products, provide customers with a guaranteed investment return backed by the claims paying rating of John Hancock USA and John Hancock New York, as appropriate. Variable rate products enable clients to participate in the financial markets, through both segregated and mutual fund investment vehicles. The segregated account products primarily invest in the John Hancock Trust (“JHT”) and John Hancock Funds II (“JHF II”) platforms and the mutual fund products are offered through the John Hancock Funds (“JHF”) and John Hancock Funds III (“JHF III”) platforms. In addition, U.S. Division maintains certain segregated accounts offered by JH Fixed Products.

The JHT and JHF II Platforms

All variable annuity and variable life products and certain JH Wealth Asset Management pension products invest in the JHT and JHF II investment platforms. JHT and JHF II are mutual fund complexes registered under the U.S. Investment Company Act of 1940 (“Investment Company Act”).

Management believes that clients consider investment performance a key criterion in selecting a segregated fund. The division’s investment platforms provide a broad spectrum of diversified domestic and international equity funds, domestic and global fixed income funds and specialty funds that are managed by a distinctive selection of leading investment companies. In order to ensure that the platforms remain comprehensive and competitive, the division, in conjunction with a majority independent Board of Trustees, continually reviews and adjusts the investment offerings. These experts actively “manage the managers” in an institutional fashion across a wide spectrum of investment and risk criteria. This includes monitoring performance, evaluating the managers’ investment processes, reviewing organizational changes and assessing risk controls.

For those customers who want a simplified approach to investing, the division also provides Lifestyle and Lifecycle Portfolios, which are pre-packaged, diversified funds-of-funds. The Lifestyle Portfolios are target-risk funds that are designed to match the needs and risk tolerance of a wide range of customers, from conservative to aggressive. The Lifecycle Portfolios are target-date funds that are designed to automatically adjust to more conservative investments as a customer’s expected retirement date approaches. The Lifestyle and Lifecycle Portfolios are both constructed using a multi-step process that draws on the expertise of asset allocation professionals. The Lifestyle Portfolios are offered in JHT and JHF II, and the Lifecycle Portfolios are offered in JHF II.

In addition to the JHT and JHF II platforms, JH Wealth Asset Management’s pension operation also offers a retail investment platform. The retail fund platform is subject to the same rigorous selection and review process as the JHT and JHF II investment platforms and enables 401(k) pension plan sponsors the option of selecting a retail mutual fund managed directly by an adviser.

The JHF and JHF III Platforms

JH Wealth Asset Management’s mutual funds operation offers products through the mutual fund platforms known as JHF and JHF III. These platforms provide clients with domestic and international equity funds, taxable and tax-exempt fixed income funds, and specialty funds managed by both affiliated and unaffiliated investment managers. The JHF and JHF III platforms include open-end funds, closed-end funds and separately managed accounts. They are subject to the same selection and review process as the JHT and JHF II platforms. JH Wealth Asset Management’s mutual fund operation offers JHF II retail Lifestyle and Lifecycle funds described above, and other JHF II retail funds.

The JH Wealth Asset Management mutual fund operation also offers the John Hancock Freedom 529 Plan. This is a tax-advantaged College Savings Plan and offers many of the same funds that are available in the JHT and JHF II platforms. The John Hancock Freedom 529 Plan is subject to the same selection and review process as the JHT and JHF II platforms.

Other Investment Platforms

The JH Long-Term Care business of U.S. Insurance has set up a single-customer separate account for the Federal Program. This segregated fund allows the business to tailor the investment strategy specifically to the needs of the Federal Program. This platform is not available to other customers.

JH Fixed Products’ institutional fee-based products offer clients a number of investment options that generally pass the investment results of invested assets through to the contract holder with no, or minimal, guarantees. Certain of these products offer equity or fixed income investment classes through separate accounts.

Competition

Each of the markets in which U.S. Division operates is highly competitive.

Competitors in the U.S. life and long-term care insurance markets vary across product lines, but are primarily other large insurance companies that distribute comparable products through similar channels. Competitive advantage is based on the ability to develop flexible product features to meet individual customer needs, and to develop and service a variety of distribution channels. U.S. Insurance’s competitive strengths include product innovation, underwriting expertise, access to multiple distribution channels, and high quality customer service. Its competitive position is also enhanced by its scale as a leader in both the life and long-term care insurance markets and the strength of the John Hancock brand.

U.S. Wealth Management’s competitive strengths include product innovation, multiple distribution channels, high quality customer service and wholesaling excellence. The JH Variable Annuities business environment is characterized by strong competition from both insurance and mutual fund companies, on aspects such as product offerings, fund performance, investment/interest rates, customer service, and financial strength. Less conservative pricing and product offerings by some competitors in the variable annuities market resulted in an approximately 30% decline in market share percentage for the Company in 2009. In JH Wealth Asset Management, competitors in the JH Retirement Plan Services operation are insurance companies, mutual fund firms and payroll companies that compete on investment options/performance, service quality/product platform, the ability to add value for customers and price. Competition for the JH Mutual Funds operation includes mutual fund and insurance companies that compete based on fund performance and distribution capability. JH Fixed Products operates in a variety of institutional and retail markets. Fixed deferred annuities face strong competition from insurance companies and bank-issued certificates of deposit on the basis of interest rates, product offerings, customer service and financial strength. In the institutional market for payout annuities, fee-based and spread-based fixed products, although a large number of companies offer these products, the market is concentrated because it demands issuers of high financial quality and competition has become restricted to insurance companies with superior financial ratings. Management believes that it will be able to compete successfully in chosen markets as a result of the John Hancock brand name, investment management expertise, national distribution, flexible product design and competitive pricing.

In addition, the Company’s financial strength and credit ratings further enhance the competitive position of its various product lines.

CANADIAN DIVISION

Canadian Division is one of the leading Canadian life insurance-based financial service providers, offering a diverse portfolio of products, services and distribution channels to meet the needs of a broad marketplace. Individual insurance products, including life and living benefits, are aimed at middle and upper-income individuals and business owners. Insurance products, are also directly marketed to members of affinity organizations across the country. Individual wealth management product offerings include variable and fixed annuities, mutual funds and a suite of savings and loan banking products. Group life and health insurance and retirement products and services are marketed to Canadian employers.

Canadian Division is comprised of three main businesses: Individual Insurance, Individual Wealth Management and Group Businesses, which in 2009 accounted for 15%, 31% and 54%, respectively, of Canadian Division’s premiums and deposits.

The Company continues to focus on working collaboratively across the business units to leverage its large customer base, strong advisor/broker relationships, and diverse insurance, wealth management and banking product offerings to respond to the developing needs of the Canadian market. Effectively managing product risks and returns continues to be a key priority, with increased focus on investment-related risks during the economic downturn. While the downturn dampened growth in 2009 in select areas, our diverse and innovative portfolio of products, services, and distribution methods allowed us to capitalize on market opportunities, continuing to grow our business despite the challenging economic environment. The competitive positioning of our fixed rate retail wealth products drove record annual sales in this product segment and our group benefits and retirement savings businesses also had strong sales growth, both with their second best yearly sales on record. Individual insurance sales, while down from 2008 levels, were also the second highest on record. In addition, we completed two strategic acquisitions in the second half of the year, expanding our presence in the investment funds market, as well as in the travel insurance business.

Individual Insurance

Individual Insurance offers a range of insurance solutions including universal life, term life, whole life and living benefits products. Individual Insurance focuses on a combination of superior products, professional advice and quality customer service to increase market share in the middle and upper-income individual, family and business-owner markets. Individual Insurance encompasses the Individual Insurance Centre and Affinity Markets.

Individual Insurance Centre

The Company’s strategy is to offer a wide range of products tailored to specific markets. According to data published by LIMRA, the Company has consistently ranked second in individual life insurance sales in each of the past five years as measured by new premiums on life insurance policies sold in Canada. Individual insurance products are distributed by the Company primarily through independent advisors paid by commission, who sell both the Company’s products and products of other life insurance companies. The Company does not have a career agency distribution channel in Canada. Approximately 5,500 independent advisors, 22,000 general agency brokers and more than 16,000 stockbrokers are licensed to sell Manulife Financial’s individual insurance products. A network of regional offices provides product, marketing and sales support, tax and estate planning expertise and financial planning tools to support advisors across Canada.

In addition to strong market share positions across all major individual life insurance product lines, the Company provides a portfolio of living benefit products in the market. Products offered include critical illness, long-term care and disability coverage, providing a suite of living benefit options for a growing market. Management’s strategy for Individual Insurance is to continue to differentiate itself from its competition by providing superior products, after-sales service tools and programs and the best value-added advice to advisors.

Affinity Markets

The Company is a leading provider of life, living benefits, health and travel insurance to affinity organizations in Canada. These products are marketed to members of professional, alumni and retiree associations, financial and retail institutions and direct to consumers. Affinity Markets currently insures over 825,000 customers. For affinity groups, customers are accessed through the endorsement of the sponsoring organization and are marketed to members of affinity groups through direct mail, response advertising and the internet. For the direct-to-consumer business, customers are accessed through direct mail, television advertising, response advertising, the internet and brokers.

Management’s strategy for Affinity Markets is to maintain and enhance its strong market position by expertly servicing and cross selling to its block of long standing in-force clients and expanding its specialized products and distribution channels. In 2009, Manulife acquired Pottruff & Smith Travel Insurance Brokers Inc., one of the largest travel insurance brokers and third-party administrators in Canada, which solidified Manulife’s position as one of Canada’s largest providers of travel insurance services.

Individual Wealth Management

Individual Wealth Management’s (“IWM”) savings and retirement products and services include annuities and mutual funds, as well as bank deposit and lending solutions through Manulife Bank of Canada (“Manulife Bank”).

The target market for IWM is middle and upper-income individuals in the pre-retirement and retirement years. In 2009, the Company continued to rank as the number one provider of individual fixed and immediate annuities in Canada as measured by total assets, and maintained the number one position in segregated fund assets and sales, according to a survey of major insurance companies published by LIMRA.

Under the Manulife Investments brand, IWM offers annuities and mutual funds. Annuities include fixed-rate products and variable products, which provide investments in segregated funds. Fixed rate products such as immediate annuities and registered retirement income funds (“RRIFs”), are designed to provide individuals with a regular retirement income stream from the funds that they have deposited or that have been deposited on their behalf. The Company’s segregated fund offerings allow investors to build customized portfolios to meet personal needs and financial goals through a series of flexible options such as maturity and death benefit guarantees, death benefit options, an investment line-up that includes 130 funds and the ability to hold a combination of fixed and segregated fund assets within the same contract.

During the year, Manulife Investments expanded its presence in the investment fund market, acquiring the retail investment funds of AIC Limited, which increased the Canadian Division’s mutual fund platform of assets under management by approximately 40%. Manulife Investments now offers a family of 118 funds: 73 Manulife-branded mutual funds and 45 Manulife AIC-branded mutual funds; with assets under management of $14.7 billion as at December 31, 2009, as reported by The Investment Funds Institute of Canada (“IFIC”).

Annuity products are distributed through independent advisors, advisors in general agencies and licensed representatives in stock brokerage firms; mutual funds are sold through advisors regulated by the Mutual Fund Dealers Association (“MFDA”). The Company had relationships with approximately 5,500 independent advisors, 22,000 general agency brokers and more than 16,000 stockbrokers with investment dealer firms as at December 31, 2009. This includes advisors licensed through the Manulife Securities dealership organization which supports just under 1,400 independent advisors regulated by either the MFDA or the Investment Industry Regulatory Organization of Canada (“IIROC”).

Banking products and services are offered through Manulife Bank which, according to information released by OSFI, is Canada’s eighth largest domestic bank with over $15 billion in assets. Manulife Bank is a leader in banking solutions offered exclusively through financial advisors, including savings and chequing accounts, GICs, lines of credit, investment loans, mortgages and other specialized lending programs. Manulife One is the Bank’s flagship product, which enables customers to consolidate their personal finances into a single all-in-one financial account. This account combines savings/chequing with a traditional mortgage and a home equity line of credit giving customers the potential to pay down their debts more quickly and generate additional cash flow. Manulife Bank’s distribution network consists of a team of highly trained banking consultants who support advisors in providing customers with access to solutions-based banking products as part of a comprehensive financial planning strategy.

Group Businesses

The Group Businesses, comprised of Group Benefits and Group Savings and Retirement Solutions (“Group Savings”), offer a wide range of health, life and retirement products to Canadian businesses.

Group Benefits

Group Benefits offers a range of group life and health insurance products and services to more than 16,000 Canadian businesses of all sizes. Group Benefits help protect the health and well-being of more than eight million Canadians, offering traditional and flexible benefit programs that include features such as absence management solutions, short and long-term disability protection, critical illness, dental coverage, supplementary health and hospital coverage, drug plan coverage and accidental death and dismemberment protection. Based on data published in the 2008 Fraser Group Universe Report, Group Benefits was the third largest provider of group benefits in Canada with 21.0% market share, less than 1.5% behind the market leader. In 2009, premiums and deposits generated by Group Benefits exceeded $6.2 billion and Manulife Financial placed second in sales market share according to data published by LIMRA.

Marketing, product and distribution are focused on four market segments: large, medium and small businesses and trusteed plans. Group Benefits’ products are distributed through a number of distribution channels, including a national network of regional offices that serves major centres across Canada providing local services to clients and distribution partners. Effective client relationship management is key to building customer satisfaction and loyalty, and the distribution model for Group Benefits is aligned to meet this objective. Account executives work with a network of consultants, brokers and advisors who have been contracted by client companies to analyze and recommend an appropriate benefits solution and provider. Client managers, supported by service representatives in each regional office, facilitate the implementation of new business and are responsible for ongoing relationship management. Group Benefits’ strategies to further grow market share include: targeting the small and medium-sized market segments; developing regions with lower market share; expanding alternate distribution channels; product innovation; and cross selling with Group Savings and other Canadian Division businesses. In 2009, collaborative efforts to leverage the existing client base contributed 12% and 17% of sales in Group Benefits and Group Savings, respectively. Collaboration across the division also resulted in the launch of the Small Business Solutions Centre, a division-wide micro-site designed to help advisors pursue sales opportunities in the Canadian small business market. The site features product solutions from across the Canadian Division businesses in one place providing a comprehensive approach to meeting the business owner’s needs.

Group Benefits focuses on delivering benefit solutions to meet the needs of its customers. For many employers, this means balancing the need to manage benefit costs with the objective of providing their employees with highly valued benefits plans. This is achieved by providing flexible, customized solutions that address employer concerns while improving the health and productivity of employees. In 2009, Group Benefits launched an innovative new Personal Benefits product, a first in the Canadian group benefits marketplace. The program provides portable Optional Life and Critical Illness coverage, administered and billed directly to plan members, allowing the plan sponsor to offer the benefit without incurring the related cost or the administrative duties.

Group Savings and Retirement Solutions

Group Savings offers a broad variety of flexible retirement savings products for Canadian employers and organizations, including defined contribution pension plans, deferred profit sharing plans, non-registered savings plans, employee share ownership plans, group annuities, and investment-only services for defined benefit plans. Group Savings provides a comprehensive range of services to support these offerings, including a well-diversified choice of investment managers and funds that includes multi-manager mandates; an array of reports and automated tools targeted at helping plan sponsors manage their programs easily while fulfilling governance requirements; and robust education, information and reporting tools for individual members. In 2009, Group Savings generated $2.9 billion of premiums and deposits from activity across the small, mid-sized, large and jumbo case markets.

Group Savings works with a network of market sources – typically brokers and consultants – to meet the needs of clients across the marketplace. Brokers concentrate on small and mid-sized enterprises, but occasionally present to larger customers, while consultants focus on large and jumbo client companies almost exclusively.

For brokers, the combination of a diverse fund line-up, internet resources and strong governance support makes Group Savings a competitive presence in a growing market. Strong support and education helps position advisors to address customers’ needs effectively. Information delivered to these advisors through the broker website facilitates smooth management of their overall business portfolio. For consultants, flexible plan design supported by a growing number of automated services and a proven implementation approach with custom education programs, distinguishes Group Savings from its competitors.

Retirement savings are a key focus for employers, legislators and individuals and with the changing demographics of the Canadian marketplace and the aging of the baby boomer generation, retiring plan members are also an increasingly attractive target market. The business is focused on the development and enhancement of products to support the accumulation of retirement assets, and then using those assets to provide income in retirement.

Competition

The Canadian life and health insurance industry is dominated by the larger insurance companies. Smaller competitors and niche players keep pressure on prices in the more commodity-like products as they attempt to gain market share. Some of the products offered by Canadian Division, such as variable annuities, contain an investment component that places them in competition with products offered not only by other life insurance companies but also by banks, mutual fund companies and investment dealers. The wealth market continues to be dominated by larger companies, with over 80% of the mutual fund market controlled by the top ten companies, according to information released by IFIC. Similarly, the top five companies in the segregated fund market control over 90% of assets, according to information released by LIMRA.

Individual Insurance’s primary competitors include Canadian insurance companies and branches of non-Canadian insurance companies, with growing competition from banks. In the group benefits marketplace, the major competitors are large insurance companies. Regional carriers are also extremely competitive in some parts of the country, and small carriers that specialize in a particular niche product or segment and third party administrators have increased their presence in the marketplace. Key competitors for wealth management products and services include other Canadian insurance companies, as well as mutual fund companies and banks.

ASIA AND JAPAN DIVISION

Manulife Financial has operated in Asia since 1897, beginning in Hong Kong and the Philippines, and expanding into Singapore, Indonesia, Taiwan, Macau, China, Japan, Vietnam, Malaysia and Thailand. The division provides protection and wealth management products throughout the region. Protection products include life insurance, group life and health insurance and hospital coverage. Wealth management products include mutual funds, pensions, variable annuities and segregated funds.

The Company operates through subsidiaries in the Philippines, Singapore, Indonesia, Japan, Vietnam and Thailand and through branches of a subsidiary in Hong Kong, Macau and Taiwan. Since the Macau operations are managed in Hong Kong, they are reported as part of the Hong Kong operations. In China, the Company operates through a joint venture. In Malaysia, the Company operates through a publicly traded corporation which is 46% owned by the Company.

An exclusive agency force, consisting of approximately 35,000 agents, serves over six million customers.

Hong Kong

In Hong Kong, the division markets individual life and health insurance, group life and health insurance, group pension products and wealth management products, as well as Company-sponsored mutual funds.

Individual Operations

Hong Kong’s Individual Insurance line provides a full range of life insurance products primarily denominated in both Hong Kong and U.S. dollars, including whole life, universal variable life, term life, endowment, critical illness and medical insurance. Products are sold primarily in the middle and upper-income markets, with the goal of broadening this segment to increase market share by expanding our distribution through both agency and independent channels and utilizing our strong and stable brand. Based on statistics from the Hong Kong Office of the Commissioner of Insurance, as at September 30, 2009, the Company was the sixth largest provider of individual life and health insurance products in Hong Kong with an in-force market share of 9%.

Insurance products are primarily marketed through agents who sell the Company’s products exclusively. These agents develop and manage a client base with the objective of creating long-term relationships with customers. As at December 31, 2009, the Company had over 4,400 agents in Hong Kong, an increase of 18% over the prior year. In this market, an exclusive agency force continues to be the primary distribution channel for the Company to serve its target markets; however, management continues to expand its distribution through other channels such as brokers and bank retail outlets. In addition to our existing relationships with Citic Ka Wah Bank and United Overseas Bank, we entered into a new bancassurance distribution relationship with DBS Bank (Hong Kong) in September 2009 to sell life insurance products. We are also expanding our distribution network through the larger independent financial advisors and brokers.

Group Operations

Hong Kong’s Group Operations provide pension products and group life and health insurance mainly to small and medium-sized businesses. Group insurance products include group term life insurance, major medical and outpatient plans and disability income plans. Group products are distributed through the Company’s exclusive agents as well as through brokers.

Hong Kong’s Group Pension business is the second largest provider of Mandatory Provident Fund defined contribution business based on assets under management, with 16.9% market share as of September 30, 2009, and has continued to consistently increase market share in terms of both assets under management and net cash flow. The Company’s strong agency force, strong brand and stability have supported the Company’s 141% growth in assets under management over the last five years. The Group Pension business is built primarily on personal service provided by the tied agency force, wide fund selection built on a multi-manager platform and a comprehensive “E-admin” service suite. A forthcoming regulatory change to the Mandatory Provident Fund system, allowing employees to transfer their contributions to alternative providers, effective in 2011, will be a major focus in 2010 and provides a unique opportunity for the Company to utilize its strong and stable brand to further grow market share.

Wealth Management Operations

Hong Kong sells two types of wealth management products, investment-linked insurance plans and mutual funds. The investment-linked insurance plans, while providing access to multiple underlying investment options, do not provide any investment guarantees. The Company withdrew its variable annuity product in April 2009 with limited impact on sales or distribution arrangements. Wealth management products tend to be marketed through banks, brokers and the tied agency force, however the focus of all three channels through the challenging environment of 2009 has been on the sale of insurance rather than wealth management products. The Company continues to focus on maintaining and strengthening existing distribution relationships and capitalizing on new distribution opportunities.

Japan

The Japanese market, characterized by an aging population, is a mature and declining insurance market with a significant number of major international and domestic competitors. In order to pursue growth in this market, the Company continues to execute a strategy of diversifying product offerings and broadening distribution capabilities. In 2009, the insurance business achieved growth of 32% based on sales and improved its market position due to our stable captive agency force and strong gains in our Managing General Agent (“MGA”) channel.

Since launching in 2007, the MGA channel has grown significantly by delivering competitive products such as Whole Life Cancer and Increasing Term to the corporate market.

The Company’s captive agency, Plan Right Advisor (“PA”), realized flat sales in 2009 amidst a difficult economic environment. Sales of the universal life product declined modestly but this was offset by gains from sales of corporate products originally developed for the MGA channel. Our focus on quality in this channel has begun yielding benefits in the form of increased productivity and improved business persistency.

The wealth business, primarily sold through our bancassurance channel, declined significantly in 2009, driven by lower variable annuity sales primarily as a result of de-risking activities by the Company. The Company continues to focus on maintaining and strengthening our distribution relationships in this challenging environment. During the year, we expanded our strategic alliance with Mitsubishi UFJ Financial Group (“MUFG”) and other partners by broadening our product offerings. As we launch new products into the marketplace, management’s focus will be to capitalize on these expanded relationships.

Other Markets

In the Philippines, Singapore, Indonesia, Taiwan, China, Vietnam, Malaysia and Thailand (“Other Asia Territories”), the Company distributes a range of individual life and health insurance and wealth management products to the middle and upper-income markets. Group life and health insurance and pension products are also sold in some territories. Universal variable life insurance is sold in most markets while mutual funds are sold in Indonesia, Singapore, Thailand, Vietnam and Taiwan. Products are primarily marketed through exclusive agents. However, bank distribution represents a material portion of sales in Indonesia, Singapore, Taiwan and the Philippines.

Other Asia Territories’ operations are becoming increasingly important contributors to the Company’s overall results, a trend that management expects to continue. Compared to a year ago, Other Asia Territories insurance sales grew 5%, with Indonesia, China and Taiwan up 23%, 18% and 46% respectively. Strong insurance sales growth was due to the success of strategic initiatives in driving agency sales and new product launches, particularly in Indonesia and Taiwan, coupled with a growing contribution from our expanding operations in China. These were partly offset by lower sales in Singapore as a result of increased competition in the short-term guaranteed product space and the lower sales contribution from bank partners.

Wealth management sales, excluding variable annuities, in Other Asia Territories grew 116% or U.S. $715 million over 2008 despite the volatile financial markets. Growth was largely driven by the additional mutual fund sales from our asset management company in Taiwan acquired in late 2008, partly offset by the decline in single premium unit-linked sales in Singapore due to regulatory change in April 2008.

The Company continues to invest in our core strength of professional agency distribution. Agent count increased by 5% from 2008 to 2009. Consistent with the Company’s multi-channel distribution strategy, the Company continues to diversify and seek new alternative distribution opportunities that offer significant opportunities for growth. Across the Other Asia Territories, we are deepening our existing relationships with key distribution partners and exploring other new distribution channels.

Other Asia Territories together contributed approximately 19% (2008: 18%) of total funds under management and 32% (2008: 21%) of premiums and deposits for the division, with Singapore, Indonesia and Taiwan being the largest contributors.

In China, Manulife-Sinochem Life Insurance Co. Ltd. (“MSL”) markets whole life insurance, term and endowment insurance, annuities, critical illness, accident and health insurance, with over 1,000 staff and 10,000 agents. At the end of 2009, the Company was licensed in 39 cities, which are home to approximately 280 million individuals across 11 provinces. Management believes that with a growing economy and a low penetration rate for insurance products, the Chinese market offers significant long-term potential. We will continue to focus on growing our operations geographically while expanding our product line to include unit linked products, strengthening our group insurance business and exploring alternative distribution channels.

In late 2009, to further expand our presence in China, we agreed to acquire a 49% stake in an established asset management company, which provides a strategic opportunity to enter the country’s large and rapidly growing market for individual and institutional wealth management services. When this acquisition closes, we will have asset management companies in nine of our ten operating territories across the region with an enhanced strategic position to serve both the wealth management and protection needs of consumers in Asia.

Management believes that its businesses in these Asian markets will contribute to the Company through future growth prospects given the growing middle class, rapid economic growth over recent years, high savings rate and the relatively under-penetrated state of the insurance markets and increasing savings and wealth management opportunities. Management believes that its strategy of being an early entrant in Asian markets, together with distribution through an exclusive agency force, will support the Company’s anticipated growth in each territory.

Competition

The life insurance market in Hong Kong is highly competitive. Major competitors include both insurance companies and large banks. This is also the case in the Hong Kong group pension market. In China, competition is mainly from large domestic insurers. In Japan and other Asian markets, Manulife Financial competes with both large domestic insurers and other foreign insurance companies. In Asia, competition is based on distribution capacity and customer service. Management believes that its large exclusive agency force, its customer focus and its long-term presence in Asia are competitive advantages.

REINSURANCE DIVISION

Established in 1984, Reinsurance Division has grown to be one of North America’s leading providers of risk management solutions, specializing in retrocession. In simple terms, reinsurance is the transfer of some or all of the risks related to policies issued by an insurance company to a reinsurer. Retrocession is reinsurance whereby a reinsurer assumes risk from other reinsurers.

Through offices in Canada, the United States, Belgium, Barbados, Germany, Singapore and Japan, Reinsurance Division provides customer-focused solutions in the following business lines:

•	Life - offering retrocession of traditional life mortality risk and specialized non-traditional solutions;

•	Property and Casualty - offering retrocession of traditional property catastrophe and aviation catastrophe risks for property and casualty reinsurers; and

•	International Group Program (“IGP”) - offering international group employee benefits management to multinational corporations and their affiliates through a global network of life insurance companies.

Reinsurance Division continues to pursue opportunities to expand relationships both with key business partners and promising sources of new business. Reinsurance Division’s key priority is risk management, with emphasis on sound pricing of new business and effective performance monitoring and management of in-force business. Reinsurance Division continues to leverage its technical expertise in providing innovative solutions to meet customer needs.

Life

The Life reinsurance business line markets directly to leading life reinsurance companies, primarily in North America and Europe, leveraging long-standing relationships with many of these companies.

The continued contraction of the life retrocession market due to pricing pressures and increases in insurer/reinsurer retention is expected to continue to negatively impact the Life business line’s new business volumes. Conversely, it is expected that insurers and reinsurers will be negatively impacted by turbulent financial markets and prompted to seek solutions to their capital concerns. The Company’s life retrocession market leadership position along with its capital strength mean the Life business line is well positioned to respond to client needs and provide mutually attractive solutions on in-force and excess-of-retention opportunities. Further, the Company will continue to work with clients in developing customized non-traditional reinsurance solutions meeting their risk and capital management requirements.

Property and Casualty

The Property and Casualty reinsurance business line has established itself as a leader in providing traditional retrocession protection to a very select and stable group of clients in the property and aviation reinsurance markets.

The property and casualty catastrophe retrocession market has remained relatively stable over the past two years due to the effects of capital market pressures on supply and the lack of large loss events on demand. The Property and Casualty business line successfully filled its capacity limits in 2009 and continues to enjoy favourable market conditions in 2010. With excellent, long-standing client relationships and the Company’s financial strength, management believes the Property and Casualty business line is well positioned to continue to find and act on profitable market opportunities.

International Group Program

The Company reinsures a portion of the group insurance contracts issued to subsidiaries and affiliates of multinational organizations by IGP’s global network of life insurance companies. IGP pools the profit and loss experience of these contracts for its multinational clients. Management expects IGP to maintain its leading position in the North American market while growing in Europe and Asia.

Competition

Only a few well-capitalized insurance companies specialize in life retrocession, non-traditional life retrocession or the property and casualty retrocession solutions written by Reinsurance Division. Reinsurance Division is a niche competitor in these markets. IGP’s main competitors are three other large multinational benefit networks.

INVESTMENT DIVISION

The Company’s Investment Division manages the invested assets of the Company’s general fund, or on-balance sheet assets, and through MFC Global Investment Management (“MFC GIM”), manages assets for third party retail and institutional clients. We manage a broad range of investments including public and private bonds, public and private equities, mortgages, real estate, oil and gas, infrastructure, timber and agricultural properties. Additionally, the Investment Division has a physical presence in key financial centres around the world, including the United States, Canada, Hong Kong, Japan, the United Kingdom, Australia, and throughout South-east Asia. Results for MFC GIM are reported in the Corporate & Other segment.

General Fund Assets

MFC Global manages the Company’s general fund assets with an emphasis on high credit quality and diversification across asset classes and individual investment risks. The general fund assets of the Company are invested primarily in investment grade bonds, private placements and commercial mortgages. The following table summarizes the Company’s consolidated general fund invested assets by asset category.

Consolidated General Fund Invested Assets

	December 31, 2009		December 31, 2008
($ millions)	Carrying Value	% of Total	Carrying Value	% of Total
Cash and short term investments	18,780	10	17,269	9
Bonds	85,107	46	83,148	44
Stocks	9,688	5	8,240	4
Mortgages
Commercial (1)	20,878	11	22,134	12
Residential	7,901	4	6,427	4
Agricultural	1,920	1	2,402	1
Private Placements	22,912	12	25,705	14
Policy Loans	6,609	4	7,533	4
Bank Loans	2,457	1	2,384	1
Real Estate	5,897	3	6,345	4
Other investments	5,321	3	5,914	3

Total invested assets (2)	187,470	100	187,501	100

(1)	Includes multi-unit residential.
(2)	For additional information on invested assets, see Note 4(a) to MFC’s Audited Annual Financial Statements for the year ended December 31, 2009 filed on SEDAR.

The consolidated general fund invested assets were denominated 59% in U.S. dollars, 32% in Canadian dollars, 3% in Japanese yen and 6% in other currencies as at December 31, 2009. The Company has various policies and procedures, each subject to periodic review and approval by the Board of Directors, designed to measure and control risk in the management of the Company’s general fund assets. These include policies and procedures relating to asset liability mismatch, the use of derivatives as well as market, liquidity, currency and credit risks. These policies and procedures are also designed to ensure compliance with the various Canadian and U.S. regulatory requirements to which the Company is subject.

Bonds and Private Placements

As at December 31, 2009, the Company held $85.1 billion of bonds and $22.9 billion of private placements, representing, in total, 58% of the carrying value of consolidated general fund invested assets, with 70% of the bond and private placement portfolios rated “A” or higher and 95% rated “BBB” (investment grade) or higher. Investment grade bonds and private placements include the securities of approximately 2,500 different issuers, with no corporate issuer representing more than 0.7% of such holdings. Below investment grade bonds and private placements include the securities of more than 500 different issuers, with no issuer representing more than 5% of such holdings. Net impaired bonds and private placements had a carrying value of $507 million. The following table summarizes the Company’s bond and private placement portfolio credit quality.

Bond and Private Placement Portfolio Credit Quality

($ millions)	Rating Agency Designation (2)	December 31, 2009		December 31, 2008
NAIC Designation (1)		Carrying Value	% of Total	Carrying Value	% of Total
1	AAA	20,976	20	21,880	20
1	AA	20,553	19	21,897	20
1	A	33,583	31	33,167	31
2	BBB	27,046	25	26,195	24
3 & below	BB & lower and unrated	5,861	5	5,714	5

Total		108,019	100	108,853	100

(1)	NAIC designations are assigned no less frequently than annually.
(2)

Sources: S&P; Moody’s; DBRS; Fitch; Rating & Investment Information, Inc.; Japan Credit Rating Agency, Ltd. and internal ratings. Rating designation includes all gradations within the relevant category.

Of the bond and private placement portfolio, 28% was invested in government-related securities as at December 31, 2009. The remainder was primarily composed of corporate bonds. As at December 31, 2009, the bond and private placement portfolio was 64% denominated in U.S. dollars, 25% in Canadian dollars, 4% in Japanese yen and 7% in other currencies.

The Company invests in private placements because of the generally higher yield, more restrictive financial and business covenants and stronger prepayment protection available on such investments compared to similarly rated public bonds. To the extent that its private placement holdings are not rated by nationally-recognized rating agencies, the Company assigns a rating for internal monitoring purposes using methodologies that management believes generally track methodologies employed by these rating agencies. The following table summarizes the scheduled maturities of the Company’s bond and private placement portfolio.

Bond and Private Placement Portfolio Scheduled Maturities

	December 31, 2009		December 31, 2008
($ millions)	Carrying Value	Fair Value	Carrying Value	Fair Value
Due in one year or less	4,948	4,954	5,254	5,240
Due after one year through five years	23,970	24,151	25,026	24,759
Due after five years through ten years	26,642	26,853	26,939	26,378
Due after ten years	52,459	52,693	51,634	51,041

Total	108,019	108,651	108,853	107,418

As at December 31, 2009, gross unrealized losses were $2.4 billion or 2% of the Company’s fixed income portfolio. The significant improvement in gross unrealized losses in 2009 was attributable to general credit spread narrowing in our holdings. Management believes that an important measure of stress on our portfolio is the level of unrealized loss on bonds trading below 80% of cost for more than six months. This portion of our portfolio was $1.1 billion, or 1%, of the amortized cost of our $106.4 billion bond holdings as at December 31, 2009. This level compares to approximately 2% of our portfolio at the peak of the financial crisis (during the first half of 2009), although it is essentially unchanged from December 31, 2008. Gross unrealized losses on bonds trading below 80% of cost for more than six months did not decline year over year because most of the significant spread widening occurred in the last four months of 2008 and as a result, the vast majority of gross unrealized losses on bonds trading below 80% had aged less than six months as at December 31, 2008. The following table shows the distribution of total gross unrealized losses and for bonds trading less than 80% of cost for more than six months for both the public and private bond portfolio.

Bond and Private Placement Portfolio Gross Unrealized Losses

	December 31,2009			December 31, 2008
($ millions)	Amortized Cost	Gross Unrealized Loss	Amounts <80% cost >6 months	Amortized Cost	Gross Unrealized Loss	Amounts <80% cost >6 months
Public bonds
Government	$25,488	$(374)	$(27)	$22,360	$(456)	$(36)
Corporate	49,846	(924)	(259)	53,776	(4,526)	(149)
Securitized	8,192	(882)	(761)	10,899	(2,309)	(786)
Private placement debt	22,912	(205)	(16)	25,705	(1,669)	(27)

Total gross unrealized gains (losses)	$106,438	$(2,385)	$(1,063)	$112,740	$(8,960)	$(998)

Securitized Assets

The Company had $7.4 billion of securitized assets in public bonds representing 4% of total invested assets. The following table shows the distribution of the securitized asset portfolio by type.

Public Securitized Assets

	December 31, 2009		December 31,2008
As at December 31, ($ millions)	Carrying value	% Investment grade	Carrying value	% Investment grade
Residential mortgage backed securities	$525	59%	$819	87%
Commercial mortgage backed securities	5,111	97%	5,761	99%
Asset backed securities	1,811	91%	2,271	96%

Total securitized assets	$7,447	93%	$8,851	97%

Originations of residential mortgage backed securities and commercial mortgage backed securities are concentrated in the year 2005 and prior. The majority of the holdings of commercial mortgage backed securities and asset backed securities are rated AAA. For additional information on public securitized assets, see the Management’s Discussion and Analysis of the Investment Division in MFC’s annual report for the year ended December 31, 2009.

Mortgages

As at December 31, 2009, mortgage investments represented 16% of general fund invested assets. The mortgage portfolio is diversified by location, property type and mortgagor. First mortgages represented 98% of total mortgages. All mortgages are secured by real properties with 57% located in Canada and 42% located in the United States and 1% in other countries. Commercial mortgages constituted 68% of total mortgages. The Company has an insignificant amount of development lending within the commercial mortgage portfolio. The following table summarizes the Company’s mortgage portfolio by property type.

Mortgage Portfolio - Property Type

	December 31, 2009		December 31, 2008
($ millions)	Carrying Value	% of Total	Carrying Value	% of Total
Consolidated Company
Multi-unit residential (1)	3,850	13	4,436	14
Retail	5,993	20	6,343	20
Office	4,819	15	5,030	16
Industrial	3,442	11	3,646	12
Other Commercial	2,774	9	2,679	9
Other Residential	7,901	26	6,427	21
Agricultural	1,920	6	2,402	8

Total	30,699	100	30,963	100

Canada
Multi-unit residential (1)	2,129	7	2,323	8
Retail	2,447	8	2,261	7
Office	1,529	5	1,472	5
Industrial	1,514	5	1,543	5
Other Commercial	1,909	6	1,721	5
Other Residential	7,900	26	6,426	21
Agricultural	70	—	109	—

Total	17,498	57	15,855	51

United States
Multi-unit residential (1)	1,717	6	2,108	6
Retail	3,392	11	4,003	13
Office	3,290	10	3,558	11
Industrial	1,928	6	2,103	7
Other Commercial	865	3	958	4
Other Residential	—	—	—	—
Agricultural	1,850	6	2,293	8

Total	13,042	42	15,023	49

Other Countries
Multi-unit residential (1)	4	—	5	—
Retail	154	1	79	—
Office	—	—	—	—
Other Commercial	—	—	—	—
Other Residential	1	—	1	—

Total	159	1	85	—

(1)	Includes multi-unit residential properties, such as condominiums.

The following table summarizes the Company’s mortgage portfolio by regional distribution.

Mortgage Portfolio - Regional Distribution

	December 31, 2009		December 31, 2008
($ millions)	Carrying Value	% of Total	Carrying Value	% of Total
Canada
Ontario	7,786	25	7,245	23
Western Canada	6,437	21	5,888	19
Quebec	2,060	7	1,531	5
Other Canada	1,215	4	1,191	4

	17,498	57	15,855	51

United States
Pacific	3,533	11	4,114	13
Mid-Atlantic	2,306	7	2,350	8
New England	1,094	4	1,189	4
Central Northeast	1,194	4	1,553	5
South Atlantic	2,281	7	2,599	9
Other	2,634	9	3,218	10

	13,042	42	15,023	49

Other Countries	159	1	85	—

Total	30,699	100	30,963	100

Mortgages are originated through a network of 16 branches across Canada and the United States. In 2009 the Company originated approximately 70% of its business directly, with mortgage broker referrals representing the balance. While the Company does not have any exclusive arrangements with brokers, there are non-exclusive origination and servicing arrangements with certain mortgage bankers in the United States. The Company requires external appraisals on all new and renewal mortgages over $5 million. Approval of new mortgages and renewals or any amendments to mortgages are made in accordance with the Company’s policies, including the Mortgage Credit Policy and the Mortgage Lending Guidelines.

The value of government-insured loans was 29% of the total mortgage portfolio as at December 31, 2009. The Company also had privately insured mortgages representing 0.1% of the total mortgage portfolio as at December 31, 2009. For conventional loans in both Canada and the United States, the Company’s maximum loan-to-value ratio on new mortgages is 75% at the time the mortgage is underwritten. As at December 31, 2009, 0.5% of the Company’s Canadian mortgage portfolio and 0.2% of the U.S. mortgage portfolio were considered delinquent.

Stocks

As at December 31, 2009, stocks represented 5% of the consolidated general fund invested assets. The Company’s stock portfolio consists almost entirely of publicly listed common shares and is diversified by industry sector and issuer. The stock portfolio was invested 40% in Canadian issuers, 25% in U.S. issuers, 26% in Asian issuers and 9% in other issuers.

Real Estate

Real estate represented 3% of the consolidated general fund invested assets as at December 31, 2009. As at December 31, 2009, the real estate carrying value was $5.9 billion, with 56% located in the United States, 36% in Canada and 8% in Japan and other Asian countries.

The real estate portfolio is diversified by property types and focuses on major urban centres. Office properties are the largest component, representing 80% of the portfolio as at December 31, 2009, with the remainder split among residential, retail, industrial and other property types. The overall occupancy rate for all commercial real estate investments as at December 31, 2009 was 93%.

The real estate portfolio, as at December 31, 2009, had a market value surplus of $549 million over carrying value including deferred realized net gains. Real estate market values are determined by a combination of independent appraisals and values established by professional accredited appraisers who are employees of the Company. The Company’s commercial real estate properties with a carrying value of $30 million or greater are appraised annually with the remainder appraised at least once every three years. In 2009, approximately 85% of the commercial real estate portfolio was appraised, the majority of which were performed by independent appraisers. An environmental site assessment, prepared by an independent third party, must be conducted for all new real estate properties. If any environmental concerns are identified, a more detailed environmental assessment must be obtained. Additionally, the Company’s environmental compliance officer must approve the purchase of any such commercial properties.

Policy Loans

Policy loans represented 4% of invested assets as at December 31, 2009. Most individual life insurance policies, excluding term insurance, provide the policyholder with the right to obtain a policy loan from the Company. Such loans are made in accordance with the terms of the respective policies and are carried at the outstanding balance.

Policy loans are fully secured by the cash value of the policies on which the respective loans are made. If a policyholder surrenders the policy, the cash value paid by the Company will be the cash value less the amount of the outstanding policy loan. Similarly, upon the death of the policyholder, the death benefit paid by the Company will be the death benefit less the amount of the outstanding policy loan. Consequently, the Company has no exposure to default risk on policy loans.

Other Investments

Other investments include $5.3 billion of unconsolidated joint ventures, partnerships, funds, limited liability corporations, including $626 million of oil and gas producing properties. Oil and gas assets are located in Alberta, Saskatchewan and Ontario, Canada.

Impaired Assets

As at December 31, 2009, net impaired assets were $1,424 million, representing 0.8% of consolidated general fund invested assets. Allowances for loan losses are established when there is no longer reasonable assurance as to the timely collection of the full amount of principal and interest. Once established, an allowance for loan losses is reversed only if the conditions that caused the impairment no longer exist. The carrying value of an impaired loan is reduced to the net realizable value of the loan in the period of impairment and a corresponding provision or impairment is charged to income. Bonds and stocks are written down to market value when an impairment in their value is considered to be other than temporary. Bond impairment is considered other than temporary when it is deemed probable that the Company will not be able to collect all amounts due according to contractual terms of the bond while other than temporary impairment on stocks occurs when fair value has declined significantly below cost or for a prolonged period of time and there is not objective evidence to support recovery in value. Reversals of impairment charges on available for sale bonds are only recognized to the extent that increases in fair value can be attributed to events subsequent to the impairment loss being recorded. Specific real estate properties are written down to market value if an impairment in the value of the entire real estate portfolio, determined net of deferred realized gains and losses, is considered to be other than temporary. Impairment losses are permanent, other than that for loans and available for sale bonds. Assets are reviewed quarterly to identify whether any impairments should be taken. The Company had established allowances for impairment on loans of $183 million as at December 31, 2009.

MFC Global Investment Management

Manulife Financial operates a global asset management business under the MFC GIM brand. Operating through a group of international companies, MFC GIM offers a comprehensive range of investment management capabilities and investment solutions for institutional investors, such as pension plans, foundations, endowments and financial institutions. MFC GIM also partners with Manulife Financial’s and John Hancock’s Wealth Management groups to support their retail investors with investment products.

MFC GIM maintains a local presence in sixteen countries and has more than 300 investment professionals and a total of approximately 900 employees. MFC GIM benefits from a global view of investment markets, at the same time offering analysis of and local representation in individual markets. We manage investments in traditional public market securities as well as in alternative assets around the world. Our investment hubs are in Toronto, Boston, London, Hong Kong, Melbourne and Tokyo, with additional investment teams located in major centers in Canada, the U.S., Brazil, China, Indonesia, Malaysia, the Philippines, Singapore, Taiwan, Thailand, Vietnam, Australia and New Zealand.

Our public markets expertise encompasses equity, fixed income and structured finance strategies across a broad spectrum of investment management styles. In alternative investments we mainly focus on timberland and agricultural property. We also have expertise in Asset Allocation services, providing tailored, multi-asset class investment solutions.

MFC GIM’s Assets Under Management increased by $14.3 billion during the year to $109.9 billion as at December 31, 2009 driven by net sales of $9.5 billion and $17.6 billion of market performance more than offsetting the negative impact of currency translation of $12.8 billion.

Assets under Management (AUM)

As at December 31 ($ in millions)			Change
	2009	2008*	$	%
Managed on behalf of
Operating Division clients	86,620	71,733	14,887	21
Institutional clients	23,305	23,839	(534)	(2)

Total Assets Under Management	109,925	95,572	14,353	15

*	2008 amounts have been reclassified to be consistent with the 2009 figures

RISK FACTORS

Manulife Financial is a financial institution offering insurance, wealth and asset management products and services, which subjects the Company to a broad range of risks. We manage these risks within an enterprise-wide risk management framework. Our goal in managing risk is to strategically optimize risk taking and risk management to support long-term revenue, earnings and capital growth. We seek to achieve this by capitalizing on business opportunities that are aligned with the Company’s risk taking philosophy, risk appetite and return expectations, by identifying, measuring and monitoring key risks taken, and by executing risk control and mitigation programs.

An explanation of Manulife Financial’s risk management approach, and the accounting and actuarial assumptions and estimates used by Manulife Financial in the preparation of its financial statements, can be found in the sections entitled “Risk Management” and “Critical Accounting and Actuarial Policies” in MFC’s Management’s Discussion and Analysis for the year ended December 31, 2009 and in Note 8 (Risk Management) to MFC’s consolidated financial statements for the year ended December 31, 2009, available on SEDAR at www.sedar.com, which sections and Note are incorporated herein by reference.

As noted under “Caution Regarding Forward-Looking Statements”, forward-looking statements involve risks and uncertainties and actual results may differ materially from those expressed or implied in such statements. Strategic risk, market and liquidity risk, credit risk, insurance risk and operational risk are the major categories of risk described in the sections of MFC’s Management’s Discussion and Analysis referred to above. These risk factors should be considered in conjunction with the other information in this Annual Information Form and the documents incorporated by reference herein.

Management has identified the following risks and uncertainties to which our business, operations and financial condition are subject. Additional risks and uncertainties not currently known to us or that we currently believe are not reasonably likely to materially affect us may also impair our business, results of operations, financial condition and capital position.

General - Financial Markets and Economy

The downturn in the financial markets and general economic conditions has severely impacted our business and is likely to continue to adversely impact our business results

Over the past two years, there has been unprecedented disruption of credit and equity markets, evidenced by treasury yields approaching zero, historically narrow swap spreads, historically wide corporate credit spreads, severe equity market declines, extreme currency volatility, extreme illiquidity in funding markets, and overall asset illiquidity. Despite some evidence of stabilization and improvement in most major markets, significant risks remain. In many of the regions in which we do business, including the United States and Canada, these and other factors have precipitated a recession. These conditions have had, and may continue to have, both direct and indirect impacts on the Company. For example:

•	MFC’s common share price has fallen, impacting our ability to raise capital and make acquisitions, and affecting the perceived strength of our franchise.

•

The Company is exposed to fluctuations in the equity markets, particularly as a result of potential costs relating to certain guaranteed annuity products that are tied to the value of equity markets. The cash impact of equity market declines on these guarantees and on our invested assets is uncertain because of the long term nature of our business. However, the uncertainty has decreased confidence in our business and has had, and could continue to have, an adverse impact on sales levels and costs such as borrowing costs. As a result of the substantial equity market declines between the latter half of 2008 and the first quarter of 2009, and the continuing volatility in equity markets, combined with other factors such as regulatory capital formula changes, and updates to assumptions, among others, MFC has had to significantly increase its reserves and the capital it holds to support variable annuity guarantees and other risks, reflecting the sensitivity of required capital to equity market performance.

•

The Company is exposed to interest rate risk, primarily due to the uncertainty of future returns on investments to be made as recurring premiums are received and as assets mature and are reinvested. As a result of movements in interest rates during 2009, the Company was required to increase policy liabilities resulting in a non-cash charge against income.

•	Our credit ratings have been downgraded and the terms on which we are able to raise financing have been affected, which has increased and could continue to increase our financing costs.

•	The general confidence in equity markets and consumer spending have declined, which has decreased demand for our products.

If the state of the financial markets and general economic conditions do not continue to stabilize or improve, sales could continue to be negatively impacted. As well, our results of operations and financial condition will likely be adversely impacted by higher financing and transaction costs associated with less liquid markets and lower credit ratings, higher levels of asset impairment and additional accounting charges related to guarantees tied to equity markets.

Strategic Risk

Strategic risk is the risk of loss resulting from the inability to adequately plan or implement an appropriate business strategy, or to adapt to change in the external business, political or regulatory environment.

We may not be successful in executing our business strategies or these strategies may not achieve our objectives

Manulife Financial regularly reviews and adapts its business strategies and plans in consideration of changes in the external business, economic, political and regulatory environments in which we operate. Based on our assessment of the changed economic environment and our current risk levels, we developed plans in 2009 that are designed to rebalance our business mix and risk profile, and to strengthen our capital base. In accordance with these plans, we modified the design and price of certain product offerings, including variable annuities, we rebalanced sales growth between businesses and reduced sales of variable annuities, we expanded our variable annuity hedging programs, and we raised additional capital. Our business plans will continue to be aimed at aligning business strategies with our risk appetite, capital and financial performance objectives, and executing change at a pace we feel balances our objectives. The economic environment is expected to remain volatile, the regulatory environment will continue to evolve with a focus on stronger regulation and capital requirements, and the attractiveness of our product offerings relative to our competitors will be influenced by competitor actions as well as our own. Consequently, there is risk that we may not be successful in implementing our business strategies or that these strategies will not achieve the objectives we target, which due to the uncertainties in the external economic, regulatory and business environments, could materially adversely affect our revenues, shareholders’ earnings, capital ratios and risk exposure levels.

Our insurance businesses are heavily regulated, and changes in regulation may reduce our profitability and limit our growth

Our insurance operations are subject to a wide variety of insurance and other laws and regulations. As a result of the global financial crisis, financial authorities and regulators in many countries are reviewing their requirements and considering potential changes. While the impact of these changes is uncertain, the Company anticipates that regulators, rating agencies and investors will expect us to maintain higher levels of capital going forward.

In Canada, MFC and its principal operating subsidiary, Manufacturers Life, are governed by the ICA. The ICA is administered, and the activities of the Company are supervised, by OSFI. Manufacturers Life is also subject to regulation and supervision under the insurance laws of each of the provinces and territories of Canada. Regulatory oversight is vested in various governmental agencies having broad administrative power with respect to, among other things, dividend payments, capital adequacy and risk-based capital requirements, asset and reserve valuation requirements, permitted investments and the sale and marketing of insurance contracts. These regulations are intended to protect policyholders and beneficiaries rather than investors and may adversely impact shareholder value.

In Canada, OSFI has announced that it (i) will be proposing a method for evaluating stand-alone capital adequacy for Canadian operating life insurance companies, such as Manufacturers Life, (ii) is considering updating its regulatory guidance for non-operating insurance companies acting as holding companies, such as MFC, and (iii) is reviewing the use of internally-modeled capital requirements for segregated fund guarantees. OSFI is also conducting quantitative impact studies on potential changes to consolidated MCCSR required capital requirements for market and credit risk, and is likely to consider changes to the definition of available regulatory capital for determining capital adequacy to align the insurance definitions with any changed definitions that emerge for Banking Institutions under the Basel accords. Changes to these elements may be implemented in conjunction with changes to Canadian GAAP accounting to adopt the International Financial Reporting Standards (“IFRS”) for valuation of insurance contracts, which is still under development. This is not expected to be before 2013. However, should the adoption of a new accounting standard for valuation of insurance contracts be delayed, the changes to capital requirements may be made independently of these changes. Other elements of the MCCSR required capital formula such as insurance risk requirements are also likely to be reviewed. The outcome of these initiatives is uncertain and could have a material adverse impact on the Company or on its position relative to that of other Canadian and international financial institutions with which it competes for business and capital.

In the United States, state insurance laws regulate most aspects of our business, and our U.S. insurance subsidiaries are regulated by the insurance departments of the states in which they are domiciled and the states in which they are licensed.

State laws in the United States grant insurance regulatory authorities broad administrative powers with respect to, among other things: licensing companies and agents to transact business; calculating the value of assets to determine compliance with statutory requirements; mandating certain insurance benefits; regulating certain premium rates; reviewing and approving policy forms; regulating unfair trade and claims practices, including through the imposition of restrictions on marketing and sales practices, distribution arrangements and payment of inducements; regulating advertising; protecting privacy; establishing statutory capital and reserve requirements and solvency standards; fixing maximum interest rates on insurance policy loans and minimum rates for guaranteed crediting rates on life insurance policies and annuity contracts; approving changes in control of insurance companies; restricting the payment of dividends and other transactions between affiliates; and regulating the types, amounts and valuation of investments.

Currently, the U.S. federal government does not directly regulate the business of insurance. However, federal legislation and administrative policies in several areas can significantly and adversely affect insurance companies. These areas include financial services regulation, securities regulation, pension regulation, privacy, tort reform legislation and taxation. In addition, various forms of direct federal regulation of insurance have been proposed, including the National Insurance Act of 2007. In view of recent events involving certain financial institutions, it is possible that the U.S. federal government will heighten its oversight of insurers such as us, including possibly through a federal system of insurance regulation. We cannot predict whether this or other proposals will be adopted, or what impact, if any, such proposals or laws could have on our business, results of operations and financial condition.

Insurance guaranty associations in Canada and the United States have the right to assess insurance companies doing business in their jurisdiction for funds to help pay the obligations of insolvent insurance companies to policyholders and claimants. Because the amount and timing of an assessment is beyond our control, the liabilities that we have currently established for these potential liabilities may not be adequate.

Our international operations are subject to regulation in the jurisdictions in which they operate. Many of our independent sales intermediaries also operate in regulated environments. Insurance regulators in Canada, the United States and Asia regularly re-examine existing laws and regulations applicable to insurance companies and their products. Changes in these laws and regulations, or in interpretations thereof, are often made for the benefit of the consumer at the expense of the insurer and, thus, could have a material adverse effect on our results of operations and financial condition.

Compliance with applicable laws and regulations is time consuming and personnel-intensive, and changes in these laws and regulations may materially increase our direct and indirect compliance costs and other expenses of doing business, thus having a material adverse effect on our results of operations and financial condition.

From time to time, regulators raise issues during examinations or audits of Manulife Financial that could have a material adverse impact on us. We cannot predict whether or when regulatory actions may be taken that could adversely affect our operations. In addition, the interpretations of regulations by regulators may change and statutes may be enacted with retroactive impact, particularly in areas such as accounting or statutory reserve requirements. For further discussion of government regulation and legal proceedings refer to “Government Regulation” and “Legal Proceedings”.

Changes in accounting standards may adversely affect our financial statements

Our consolidated financial statements are prepared in accordance with Canadian GAAP, which is periodically revised and expanded. Accordingly, from time to time we are required to adopt revised or new accounting standards issued by recognized authoritative bodies. Market conditions have prompted these bodies to issue new guidance which further interprets or seeks to revise accounting pronouncements related to financial instruments, consolidation of structures or transactions as well as to issue new standards expanding disclosures. In addition, it is possible that future accounting standards we are required to adopt could change the current accounting treatment that we apply to our consolidated financial statements and that such changes could have a material adverse effect on our financial condition and results of operations.

Publicly accountable enterprises in Canada are required to adopt IFRS for periods beginning on or after January 1, 2011. The Company will adopt IFRS in its quarterly and annual reports starting with the first quarter of 2011 and will provide corresponding comparative financial information for 2010.

The Company is currently assessing the first time adoption and transitional options under IFRS. Not all accounting policy decisions or elections have been finalized to date and, until this process is complete, the impact of adopting IFRS on the Company’s future financial position and future results cannot be reasonably determined. Based on the analysis performed to date, except as noted below, we do not expect that the ongoing accounting differences will have a significant impact on the financial statements. The requirement to perform goodwill impairment testing at the cash generating unit level under IFRS, a more granular level than a reporting unit level under Canadian GAAP, may result in an impairment charge to be reflected in opening retained earnings upon adoption of IFRS, in 2011, which could be material. Any difference between the carrying value of assets, liabilities and equity determined in accordance with Canadian GAAP and IFRS will be recorded in opening retained earnings upon adoption and could have a material impact on shareholders’ equity.

The international financial reporting standard that addresses the measurement of insurance contracts is currently being developed and is not expected to be in place by January 1, 2011. Therefore, upon initial adoption of IFRS, the Company will continue to measure insurance liabilities using the Canadian Asset Liability Method (“CALM”). Under CALM, the measurement of actuarial liabilities is based on the carrying value of assets required to support those liabilities. Consistent with the results of the adoption of CICA Handbook Section 3855 “Financial Instruments – Recognition and Measurement”, when IFRS is adopted any change in the carrying value of the invested assets that support insurance liabilities will be offset by a corresponding change in liabilities and therefore is not expected to have a material impact on net income.

As part of the IFRS transition process, the Company is evaluating its effect on regulatory capital requirements. At this stage the impact on capital requirements as a result of IFRS adoption is unknown. As indicated above, the IFRS standard for insurance contracts is currently being developed. The regulatory capital framework in Canada is aligned with Canadian GAAP, and unless regulatory changes are made, the capital framework will be aligned with the IFRS standard for insurance contracts currently being developed. Unlike the current Canadian GAAP standard, the insurance contracts accounting policy proposals being considered by the International Accounting Standards Board (“IASB”) do not connect the measurement of insurance liabilities with the assets that support the payment of the policy obligations, and therefore the proposals may lead to a large initial increase in required capital upon adoption, as well as significant go-forward volatility in our reported results and regulatory capital. This in turn could have significant negative consequences to our customers, shareholders and the capital markets. We believe the accounting and related regulatory rules under discussion could put the Canadian insurance industry at a significant disadvantage relative to our U.S. and global peers and also to the banking sector in Canada.

We have experienced and may experience additional future downgrades in our financial strength or credit ratings, which may materially adversely impact our financial condition and results of operations

Credit rating agencies publish financial strength ratings on life insurance companies that are indicators of an insurance company’s ability to meet contractholder and policyholder obligations. Credit rating agencies also assign credit ratings, which are indicators of an issuer’s ability to meet the terms of debt, preferred share and Tier 1 hybrid capital obligations in a timely manner, and are important factors in a company’s overall funding profile and ability to access external capital.

Ratings are important factors in establishing the competitive position of insurance companies, maintaining public confidence in products being offered, and determining the cost of capital. A ratings downgrade, or the potential for such a downgrade, could, among other things: increase our cost of capital and limit our access to the capital markets; cause some of our existing liabilities to be subject to acceleration, additional collateral support, changes in terms, or creation of additional financial obligations; result in the termination of our relationships with broker-dealers, banks, agents, wholesalers and other distributors of our products and services; materially increase the number of surrenders, for all or a portion of the net cash values, by the owners of policies, contracts and general account GICs we have issued, and materially increase the number of withdrawals by policyholders of cash values from their policies; and reduce new sales, particularly with respect to general account GICs and funding agreements purchased by pension plans and other institutions. Any of these consequences could adversely affect our results of operations and financial condition.

During 2009, the financial strength and credit ratings of our key operating subsidiaries were lowered by one notch by S&P, Fitch and A.M. Best, and by two notches by Moody’s. Our key operating subsidiaries are currently rated AA+ by S&P, Aa3 by Moody’s, AA by Fitch Ratings, A+ (Superior) by A.M. Best and IC-1 by DBRS for financial strength. Certain rating agencies continue to have a negative rating outlook on MFC and our key operating subsidiaries and there can be no guarantee that further downgrades will not occur.

Most rating agencies continue to maintain a negative outlook on the North American life insurance industry. The negative outlook is primarily based on expectations for dampened profitability due to asset impairments and losses in investment portfolios, negative impact of the volatile equity markets on earnings and capital requirements, and overall reduced financial flexibility.

This continued negative outlook signals that each of S&P, Moody’s, Fitch Ratings, A.M. Best and DBRS will continue to monitor the sector closely. As a result, it is possible that there will be changes in the benchmarks for capital, liquidity, earnings and other factors used by these credit rating agencies that are important to a ratings assignment at a particular rating level. If any such changes are made, it is possible that such changes could have a negative impact on our ratings, which could adversely impact our results of operations and financial condition.

Access to capital may be negatively impacted by market conditions

Disruptions, uncertainty or volatility in the financial markets may limit our access to capital required to operate our business. Such market conditions may limit our ability to satisfy regulatory capital requirements and to access the capital necessary to grow our business. As such, we may be forced to delay raising capital, issue different types of capital than we would otherwise, less effectively deploy such capital, issue shorter term securities than we prefer, or securities that bear an unattractive cost of capital which could decrease our profitability and significantly reduce our financial flexibility.

Adverse publicity, litigation or regulatory action resulting from our business practices or actions by our employees, representatives and business partners, could erode our corporate image and damage our franchise value

Manulife Financial’s reputation is one of its most valuable assets. Harm to a company’s reputation is often a consequence of risk control failure, whether associated with complex financial transactions or relatively routine operational activities. Manulife Financial’s reputation could also be harmed by the actions of third parties with which we do business. Our representatives include affiliated broker-dealers, agents, wholesalers and independent distributors, such as broker-dealers and banks, whose services and representations our customers rely on.

Business partners include, among others, third parties to whom we outsource administrative functions and that we rely on to fulfill various obligations. We outsource certain technology and business functions to third parties and expect to do so in the future. If we do not effectively develop and implement our outsourcing strategy, third-party providers do not perform as anticipated, or we experience problems with a transition, we may experience operational difficulties, increased costs and a loss of business.

If any of these representatives or business partners fails to adequately perform their responsibilities, or monitor their own risk, these failures could affect our business reputation and operations. While we seek to maintain adequate internal risk management policies and procedures and protect against performance failures, events may occur that could cause us to lose customers or suffer legal or regulatory sanctions, which could have a material adverse effect on our reputation and our business. For further discussion of government regulation and legal proceedings refer to “Government Regulation” and “Legal Proceedings”.

Competitive factors may adversely affect our market share and profitability

The insurance industry is highly competitive. Our competitors include other insurers and, because many of our products include an investment component, securities firms, investment advisers, mutual funds, banks and other financial institutions. The economic downturn and ongoing volatility have reduced customer demand, further increasing competition. Our competitors compete with us for customers, access to distribution channels such as brokers and independent agents, and for employees. In some cases, competitors may have lower operating costs and an ability to absorb greater risk while maintaining their financial strength ratings, thereby allowing them to price their products more competitively or offer features that make their products more attractive. These competitive pressures could result in increased pricing pressures on a number of our products and services and may harm our ability to maintain or increase our profitability. Because of the highly competitive nature of the financial services industry, there can be no assurance that we will continue to effectively compete with our industry rivals and competitive pressure may have a material adverse effect on our business, results of operations and financial condition.

We may experience difficulty in marketing and distributing products through our current and future distribution channels

We distribute our insurance and wealth management products through a variety of distribution channels, including brokers, independent agents, broker-dealers, banks, wholesalers, affinity partners, other third-party organizations and our own sales force in Asia. We generate a significant portion of our business through individual third-party arrangements. We periodically negotiate provisions and renewals of these relationships, and there can be no assurance that such terms will remain acceptable to us or relevant third parties. An interruption in our continuing relationship with certain of these third parties could materially affect our ability to market our products and could have a material adverse effect on our business, results of operations and financial condition.

We must attract and retain sales representatives to sell our products. Strong competition exists among financial services companies for efficient and effective sales representatives. We compete with other financial services companies for sales representatives primarily on the basis of our financial position, support services and compensation and product features. Factors that affect our ability to attract distributors include compensation levels, brand reputation, product features, and ease of doing business. Any of these factors could change either because we change the Company or our products, or because our competitors change theirs and we are unable or unwilling to adapt. If we are unable to attract and retain sufficient sales representatives to sell our products, our ability to compete and revenues from new sales would suffer, which could have a material adverse effect on our business, results of operations and financial condition.

Industry trends could adversely affect the profitability of our businesses

Our business segments continue to be influenced by a variety of trends that affect the financial services industry. The impact on our business and on the industry generally of the volatility and instability of the financial markets is difficult to predict, and our business plans, financial condition and results of operations have been and may continue to be negatively impacted or affected. The financial services industry has been particularly impacted by the downturn in the financial markets and general economic conditions and is subject to a high degree of government regulation, and, as complex products are introduced, regulators may refine capital requirements and introduce new reserving standards. Furthermore, regulators have undertaken market and sales practices reviews of several markets or products, including variable annuities and group products. The current market environment may also lead to changes in regulation that may disadvantage us relative to some of our competitors.

We may face unforeseen liabilities or asset impairments arising from possible acquisitions and dispositions of businesses or difficulties integrating acquired businesses

We have engaged in acquisitions and dispositions of businesses in the past, and expect to continue to do so in the future as we may deem appropriate. There could be unforeseen liabilities or asset impairments, including goodwill impairments, that arise in connection with the businesses that we may sell, have acquired, or may acquire in the future. In addition, there may be liabilities or asset impairments that we fail, or are unable, to discover in the course of performing due diligence investigations on acquisition targets. Furthermore, the use of our own funds as consideration in any acquisition would consume capital resources that would no longer be available for other corporate purposes.

Our ability to achieve certain benefits we anticipate from any acquisitions of businesses will depend in large part upon our ability to successfully integrate the businesses in an efficient and effective manner. We may not be able to integrate the businesses smoothly or successfully, and the process may take longer than expected. The integration of operations may require the dedication of significant management resources, which may distract management’s attention from our day-to-day business. Acquisitions of operations outside of North America, especially any acquisition in a jurisdiction in which we do not currently operate, may be particularly challenging or costly to integrate. See the risk factor entitled “Our non-North American operations face political, legal, operational and other risks that could negatively affect those operations or our profitability”. If we are unable to successfully integrate the operations of any acquired businesses, we may be unable to realize the benefits we expect to achieve as a result of the acquisitions and our business and results of operations may be less than expected.

If our businesses do not perform well, or if the outlook for our businesses is significantly lower than historical trends, we may be required to recognize an impairment of goodwill or intangible assets or to establish a valuation allowance against our future tax assets, which could have a material adverse effect on our results of operations and financial condition

Goodwill represents the excess of the amounts we paid to acquire subsidiaries and other businesses over the fair value of their net identifiable assets at the date of acquisition. Intangible assets represent assets that are separately identifiable at the time of an acquisition and provide future benefits such as the John Hancock brand.

We test goodwill at least annually for impairment. Impairment testing is performed based upon estimates of the fair value of the “reporting unit” to which the goodwill relates. The reporting unit is the operating segment or a business one level below that operating segment if discrete financial information is prepared and regularly reviewed by management at that level. The test can be performed in a number of ways but generally incorporates an evaluation of the expected future income streams of the reporting unit. If it is determined that the goodwill has been impaired, we must write down the goodwill by the amount of the impairment, with a corresponding charge to net income. Intangible assets are subject to similar tests, but the tests focus on the fair value of the intangible asset itself rather than the reporting unit as a whole. Such write downs could have a material adverse effect on our results of operations and financial condition.

We completed our annual impairment testing for goodwill and indefinite lived intangible assets during the fourth quarter of 2009 and concluded that, as of December 31, 2009, there were no impairments in the carrying value as compared to the estimated fair value of the reporting unit despite modifications made to the business plans related to the repositioning of our variable annuity business. However, given the impact of the economic conditions and changes in product mix, the results of our goodwill testing for U.S. Insurance and U.S. Wealth Management indicated a lower margin of fair value in excess of carrying value than in prior years.

If market conditions deteriorate during 2010 and, in particular, if MFC’s common share price is low relative to book value per share, if the Company’s actions to limit risk associated with its products or investments cause a significant change in any one reporting unit’s fair value, or if the outlook for a reporting unit’s results deteriorate, the Company may need to reassess the value of goodwill and/or intangible assets which could result in impairments during 2010 or subsequent periods. Such impairments could have a material adverse effect on our results of operations and financial condition.

We will be required to assess for impairments of goodwill and intangible assets with indefinite lives upon transition to IFRS in 2011. Under IFRS, the tests will be performed at the cash generating unit level, a more granular level than a reporting unit, the basis for impairment testing under Canadian GAAP. Based on current information, the Company expects that the differences in the basis for determining impairment charges between Canadian GAAP and IFRS may result in the impairment of goodwill and/or intangible assets with indefinite lives through opening IFRS retained earnings as of January 1, 2010 which could be material. See the risk factor entitled “Changes in accounting standards may adversely affect our financial statements”.

At December 31, 2009, we had $7,122 million of goodwill and $2,005 million of intangible assets.

Future income tax balances represent the expected future tax effects of the differences between the book and tax basis of assets and liabilities. Future tax assets are recorded when the Company expects to claim deductions on tax returns in the future for expenses that have already been recorded in the financial statements. The availability of those deductions is dependent on future taxable income against which the deductions can be made. Future tax assets are assessed periodically by management to determine if they are realizable. Factors in management’s determination include the performance of the business including the ability to generate gains from a variety of sources and tax planning strategies. If based on information available at the time of the assessment, it is more likely than not that the future tax asset will not be realized, then a valuation allowance must be established with a corresponding charge to net income. The establishment of valuation allowances against our future tax assets could have a material adverse effect on our results of operations and financial condition. At December 31, 2009, we had $569 million of future tax assets.

Changes in tax laws, tax regulations, or interpretations of such laws or regulations could make some of our products less attractive to consumers or could increase our corporate taxes, which could have a material adverse effect on our business, results of operations and financial condition

Many of the products that the Company sells benefit from one or more forms of preferred tax treatment under current income tax regimes. For example, the Company sells life insurance policies that benefit from the deferral or elimination of taxation on earnings accrued under the policy, as well as permanent exclusion of certain death benefits that may be paid to policyholders’ beneficiaries. We also sell annuity contracts that allow the policyholders to defer the recognition of taxable income earned within the contract. Other products that the Company sells also enjoy similar, as well as other, types of tax advantages.

The Company also benefits from certain tax benefits, including but not limited to tax-exempt interest, dividends-received deductions, tax credits (such as foreign tax credits), and favourable tax rates and/or income measurement rules for tax purposes.

There is risk that tax legislation could be enacted that would lessen or eliminate some or all of the tax advantages currently benefiting the Company or its policyholders. This could occur in the context of deficit reduction or other tax reforms. The effects of any such changes could result in materially lower product sales, lapses of policies currently held, and/or our incurrence of materially higher corporate taxes, any of which could have a material adverse effect on our business, results of operations and financial condition.

Market Price and Interest Rate Risk

Market risk is the risk of loss resulting from market price volatility, interest rate and credit spread changes, and from adverse foreign currency rate movements.

The substantial decline in the global equity capital markets has had, and further capital market declines would continue to have, an adverse impact on our earnings and capital ratios due primarily to our variable annuity and to a lesser extent universal life insurance products

Market price risk arises from our variable annuity and universal life insurance products due mainly to the guarantees we provide on variable annuity products and death benefits we provide on universal life insurance products, as well as asset-based fees which are generally based on the value of assets under management. Due to substantial declines in global equity capital markets between the latter half of 2008 and the first quarter of 2009, our exposure arising from variable annuity guarantees increased, and we were required to set aside additional policy liabilities to meet potential future payments under these guarantees, which adversely impacted our earnings. Although over the course of 2009 equity markets improved resulting in a reduction in policyholder liabilities for segregated fund guarantees and a positive impact on earnings, future market declines would increase policyholder liabilities and negatively impact earnings. Policyholder liabilities for segregated fund guarantees were $1,671 million as at December 31, 2009 compared to $5,783 million as at December 31, 2008 and $526 million as at December 31, 2007.

The impact of equity markets on earnings is largely driven by segregated fund guarantees but is also attributable to future fees assumed on variable universal life products, current fee income, gains (losses) on equities supporting policy liabilities and other than temporary impairments and realized losses. Earnings were positively impacted by $2,998 million in 2009 compared to a negative impact of $3,748 million in 2008.

At December 31, 2009 the risk associated with approximately 65 per cent of our in-force variable annuity guaranteed value was not reinsured or hedged. Accordingly, declines in the equity capital markets from the level at December 31, 2009 would require us to set aside additional policyholder liabilities to satisfy these liabilities and could have a material adverse effect on our earnings and capital ratios. We initiated a capital markets hedging program for new variable annuity business in late 2007 and the program now covers substantially all new variable annuity business written in 2009 and to be written in the future. However, depending on market conditions, including continued equity market volatility or a decline in interest rates, the cost of hedging may increase or become uneconomic, in which case we may reduce or discontinue sales of certain of these products. In addition, the hedges we have entered into may not be adequate to offset any loss we incur in whole or in part or may not operate as we anticipate.

Guaranteed benefits are contingent and only payable upon death, maturity, permitted withdrawal or annuitization, if fund values remain below guaranteed values. As at December 31, 2009, net of amounts reinsured, the market value of the funds underlying the guarantees was $86,518 million and the amount of the guarantees was $96,641 million. Although these guaranteed benefits are generally not currently payable, the accounting valuation of and the amount of required capital to support these guarantees is extremely sensitive to short-term changes in market levels. If equity markets deteriorate further, additional liabilities will be accrued. If equity markets do not recover by the dates the liabilities are due, the accrued liabilities will need to be paid out in cash.

Changes in market interest rates are likely to continue to impact our earnings

Interest rate risk arises within our general fund primarily due to the uncertainty of future returns on investments to be made as recurring premiums are received and as assets mature and must be reinvested to support longer dated liabilities. Interest rate risk also arises due to minimum rate guarantees and withdrawal options on products where investment returns are generally passed through to policyholders. Changes in interest rates impact cash flows over a very long period of time, and it is only over the lifetime of the Company’s liabilities that the ultimate profit or loss related to changes in interest rates will be known. In the interim:

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If there is a general decline in interest rates, without a change in spreads between corporate bond rates and swap rates, this will reduce the assumed yield on future investments used in the valuation of policy liabilities, resulting in an increase in policy liabilities and a charge to income.

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If there is a general increase in interest rates, without a change in spreads between corporate bond rates and swap rates, this will result in a decrease in policy liabilities and an increase in earnings.

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In addition, a decrease in the spread between corporate bond rates and swap rates will result in an increase to policy liabilities and a charge to income. An increase in the spread between corporate bonds and swap rates may have the opposite impact.

•	The impact of changes in interest rates and in spreads may be partially offset by changes to credited rates on products that pass through investment returns to policyholders.

As a result of interest rate movements in 2009, MFC reported non-cash charges which reduced net earnings by $2,247 million.

Our capital position could deteriorate if market conditions fail to improve

Our earnings and capital ratios remain sensitive to future equity market and interest rate movements. MFC’s principal Canadian operating company, Manufacturers Life, is regulated by the Superintendent and is subject to the Superintendent’s MCCSR. The supervisory target ratio for MCCSR is set at 150%. As a result of the significant volatility and substantial declines in global equity markets since the latter half of 2008 as well as the impact of other factors such as regulatory capital formula changes and updates to assumptions, among others, MFC’s required capital on an MCCSR basis for segregated fund guarantees increased from $788 million as at December 31, 2007 to $2,436 million as at December 31, 2009. Accordingly, MFC currently endeavours to manage its affairs so that Manufacturers Life has an MCCSR ratio that is at or above 200% and allows a margin for market declines. As at December 31, 2009, Manufacturers Life’s MCCSR ratio was 240%. If equity markets decline, depending on the magnitude of the decline, or we are impacted by other business events outside of our control, Manufacturers Life may operate at capital levels below its internal target.

In the United States, the Company’s U.S. life insurance subsidiaries are subject to minimum regulatory capital requirements known as Risk Based Capital (“RBC”) requirements. Such amounts of capital are based on the local statutory accounting basis in each jurisdiction. The Company maintains capital in excess of the minimum required in each jurisdiction. As a result of the market volatility and the substantial decline in equity markets during the downturn, MFC has taken measures to support the RBC ratios of its U.S. life insurance subsidiaries.

Depressed equity markets will likely reduce returns and fee income

We invest in equity securities to meet our future long-dated general fund obligations to policyholders and to earn returns for our shareholders’ account. In addition, some of our customers buy products such as mutual funds, variable annuities, and insurance, and we charge fees based on the value of the funds that they have invested with us. Declines in equity markets will reduce the value of our general fund invested assets, resulting in a charge against income. In addition, declines in equity markets will also reduce our funds under management, which in return will reduce our fee income. Further declines in equity markets will cause additional charges for policy liabilities, additional other than temporary asset impairment charges, and will reduce fee income, which would adversely affect our results of operations and financial condition.

The Company’s capital market hedging strategy will not fully reduce the risks related to the guaranteed products being hedged, hedging costs may increase and the hedging program exposes the Company to additional risks

The Company expanded the capital market hedging program of its variable annuity product guarantees during 2009. The total amount of guarantee value hedged increased to $24,880 million as at December 31, 2009 from $5,731 million as at December 31, 2008. The Company shorts exchange traded equity index and government bond futures and executes lengthening interest rate swaps to hedge sensitivity of policy liabilities to fund performance and interest rate movements arising from variable annuity and segregated fund guarantees, and dynamically rebalances these hedge instruments as market conditions change to seek to maintain the hedged position within internally established limits. The profit (loss) on the hedge instruments will not fully offset the (losses) gains related to the guarantee liabilities hedged because the performance of the underlying funds hedged may differ from the performance of the corresponding hedge instruments, fund performance on a small portion of the underlying funds is not hedged due to lack of availability of effective exchange traded hedge instruments, a small portion of interest rate risk is not hedged, policy liabilities embed some provisions for adverse deviation which are not hedged and not all other risks are hedged. The risks related to the hedging program are expanded on below.

Since policy liabilities for variable annuity guarantees are determined using long-term forward looking estimates of volatilities and not current implied market volatilities, guarantee policy liabilities, and consequently regulatory available capital, have no sensitivity to changes in implied market volatilities. Long-term forward-looking volatilities assumed for policy liabilities are approved by OSFI and meet the Canadian Institute of Actuaries calibration standards. To the extent that realized equity and bond fund volatilities exceed the assumed long-term volatilities, there is a risk that rebalancing will be greater and more frequent, resulting in higher hedging costs. To the extent that the Company’s assumptions for long-term forward looking volatilities change, policy liability increases may be required that would have a material impact on financial results.

The level of guarantee claims ultimately paid will be impacted by policyholder longevity and policyholder activity including the timing and amount of withdrawals, lapses and fund transfers. The Company’s hedging program assumes long-term assumptions for longevity and policyholder behaviour, since the risk related to longevity and policyholder behaviour cannot be hedged using capital markets instruments. The hedges are rebalanced monthly to reflect actual policyholder experience different from long-term assumed levels.

The Company’s capital market hedging strategies are not intended to completely or fully eliminate the risks associated with the guarantees embedded in these products and the strategies expose the Company to additional risks. The program relies on the execution of derivative transactions in a timely manner and therefore hedging costs and the effectiveness of the program may be negatively impacted if markets for these instruments become illiquid. The Company is also subject to counterparty risks arising from the derivative instruments and to the risk of increased funding and collateral demands which may become material as markets and interest rates increase. The capital market hedging program is highly dependent on complex systems and mathematical models that are subject to error, which rely on assumptions that may prove inaccurate, and which rely on sophisticated infrastructure and personnel which may fail or be unavailable at critical times. Due to the complexity of the hedging program there may be additional, unidentified risk that may negatively impact the Company’s business and future financial results.

We may be unable to source appropriate non-fixed income assets to back our long dated liabilities which could result in inadequate returns and impact our earnings

Our investment strategy applied to future cash flows in the policy valuation of certain long dated liabilities includes investing a specified portion of future policy cash flows in non-fixed income assets, to a maximum of the current non-fixed income portion in the asset portfolio backing those liabilities. If the Company is unable or chooses not to invest in the assumed level of non-fixed income assets, as a result of suitable assets not being available in the market or as a result of capital, risk tolerance or other considerations, or the non-fixed income asset weightings otherwise reduce, the Company may be required to increase its policy liabilities, reducing net income and regulatory capital ratios.

The downturn in the financial markets and general economic conditions has had, and could have further, adverse impacts on other non-fixed income investments including our investments in real estate, private equity, oil and gas, and timber and agriculture properties

Market price risk arises within our general fund as a result of investing in publicly traded equities, private equities, real estate, timber and agriculture properties, oil and gas and other non-fixed income assets. To the extent these assets are used to support policy liabilities, the policy valuation incorporates projected investment returns on these assets. To the extent actual returns are lower than the expected returns, our policy liabilities will increase, reducing net income and our regulatory capital ratios. To the extent these assets support our shareholders’ equity account, other than temporary impairments that arise will reduce income.

The continuing difficult economic conditions have resulted and could continue to result in higher vacancy, lower rental rates and lower demand for real estate investments, all of which would negatively impact the value of our investments. The continuing difficult economic conditions could also prevent companies in which we have made private equity investments from achieving their business plans and could cause the value of these investments to fall, or even cause the companies to fail entirely. The timing and amount of income from private equity investments is difficult to predict, and investment income from these investments can vary from quarter to quarter.

The value of oil and gas assets could be negatively impacted by a number of factors including, but not limited to changes in commodity prices, unanticipated operating results or production declines, the impact of weather conditions on seasonal demand, our ability to execute the capital program, incorrect assessments of the value of acquisitions, uncertainties associated with estimating oil and natural gas reserves, and difficult economic conditions. As well, changes in government regulation of the oil and gas industry, including environmental regulation and changes in the royalty rates resulting from provincial royalty reviews, could adversely affect the value of our oil and gas investments.

In 2009, our investments in commercial real estate, timber and agriculture properties and other sectors were impacted by the above factors causing valuations to trend lower. As a result, we were required to increase policy liabilities to reflect lower valuations. We continue to monitor all asset classes; however, given the continued economic uncertainties, valuations may decline further which would adversely affect our results of operations and financial condition.

Available for sale investments are recorded at fair value, but losses arising on those investments may not have been recorded in income

Some of our investments are classified as available for sale. Available for sale assets are recorded at fair value, but unrealized gains and losses are recorded in a separate component of equity and are not charged to income. Unrealized gains are recorded in income when the related asset is sold. Unrealized losses are recorded in income either when the related asset is sold or when the related asset is considered impaired and the impairment is not considered to be temporary. Should market levels decline, impairments may be judged to be other than temporary and part or all of any unrealized losses may be charged against future income as a result. As at December 31, 2009, $612 million of unrealized gains were recorded in accumulated other comprehensive income (loss) on available for sale securities compared to $521 million of unrealized losses as at December 31, 2008.

Our valuation of certain financial instruments may include methodologies, estimations and assumptions which are subjective in nature. Changes to investment valuations may arise in the future which materially adversely affect our results of operations and financial condition

The fair value for certain of our investments that are not actively traded is determined using models and other valuation techniques. These values therefore incorporate considerable judgment and involve making estimates of the timing and amounts of expected future cash flows and the credit standing of the issuer or counterparty. The use of different methodologies and assumptions may have a material effect on the estimated fair value amounts.

The economic downturn has included significant market disruption, including rapidly widening credit spreads and illiquidity, volatile markets and for some instruments significantly reduced trading activity. It has been, and may continue to be, difficult to value certain of our securities if trading is less active and/or market data is harder to observe. Consequently, valuations may include inputs and assumptions that are less observable or require greater estimation thereby resulting in values which may differ materially from the value at which the investments may be ultimately sold. Further, rapidly changing credit and equity market conditions could materially impact the valuation of securities as reported within our consolidated financial statements and the period-to-period changes in value could vary significantly. Decreases in value that become recognizable in future periods could have a material adverse effect on our results of operations and financial condition.

Foreign Currency Risk

Foreign currency risk is the risk of loss resulting from adverse foreign currency rate movements.

Fluctuations in foreign currency exchange rates and foreign securities markets could negatively affect our profitability or regulatory capital ratios

Our financial results are reported in Canadian dollars. A substantial portion of our business is transacted in currencies other than Canadian dollars, mainly U.S. dollars, Hong Kong dollars and Japanese yen. In recent quarters, the Canadian dollar has strengthened relative to these currencies causing the reported earnings from our non-Canadian dollar denominated businesses to decrease and our reported shareholders’ equity to decline. To the extent these exchange rates persist or the Canadian dollar continues to strengthen, there would be downward pressure on our reported earnings from non-Canadian dollar denominated businesses. Similarly, there would be downward pressure on our reported shareholders’ equity, and to the extent that the resultant change in available capital is not offset by a change in required capital, our regulatory capital ratios would be reduced. In 2009, the strengthening of the Canadian dollar relative to our key operating currencies had a negative impact of $153 million on our net income, compared to 2008 rates.

Liquidity Risk

Liquidity risk is the risk of loss from not having access to sufficient funds to meet both expected and unexpected cash demands.

Adverse capital and credit market conditions may significantly affect our liquidity risk

Extreme disruption in the capital and credit markets has exerted downward pressure on availability of liquidity and credit capacity. Reduced asset liquidity may restrict our ability to sell certain asset classes for cash without taking significant losses. If providers of credit preserve their capital, our access to borrowing from banks and others or access to other types of credit such as letters of credit, may be reduced. If investors have a negative perception of our creditworthiness, this may reduce access to wholesale borrowing in the debt capital markets, or increase borrowing costs. Should large and unexpected cash outflows occur, exceeding our worst case stress testing, we may be forced to sell assets at a loss or raise additional funds at significant cost in order to meet our liquidity needs.

We are dependent on cash flow from operations, a pool of highly liquid money market securities and holdings of sovereign bonds, near-sovereign bonds and other liquid marketable securities to provide liquidity. We need liquidity to meet our payment obligations including those related to insurance and annuity benefits, cashable liabilities, our operating expenses, interest on our debt and dividends on our equity capital, and to replace certain maturing liabilities. Liquid assets are also required to pledge as collateral to support activities such as the use of derivatives for hedging purposes. The principal sources of our liquidity are cash and our assets that are readily convertible into cash, including insurance and annuity premiums, fee income earned on assets under management, money market securities, and cash flow from our investment portfolio. The issuance of long-term debt, common and preferred shares and other capital securities may also increase our available liquid assets or be required to replace certain maturing liabilities.

In the event we seek additional financing, the availability and terms of such financing will depend on a variety of factors including market conditions, the availability of credit to the financial services industry, our credit ratings and credit capacity, as well as the possibility that customers, lenders or investors could develop a negative perception of our long or short-term financial prospects if we incur large financial losses or if the level of our business activity decreases further due to another market downturn.

Our obligations to pledge collateral or make payments related to declines in value of specified assets may adversely affect our liquidity

In the normal course of business, we are obligated to pledge assets to comply with jurisdictional regulatory and other requirements including collateral pledged in relation to derivative contracts and assets held as collateral for repurchase funding agreements. The amount of collateral we may be required to post under these agreements, and the amount of payments we are required to make to our counterparties, may increase under certain circumstances, including a sustained or continued decline in the value of our derivative contracts. Such additional collateral requirements and payments could have an adverse effect on our liquidity. As at December 31, 2009, total pledged assets were $1,947 million, compared to $4,687 million in 2008 and $848 million in 2007. The decrease in pledged assets between 2008 and 2009 was primarily due to a decline in repurchase agreement funding and an increase in the mark to market of our derivatives, notwithstanding an increase in derivatives transactions. The increase in pledged assets between 2007 and 2008 was primarily driven by the decline in asset values and the mark to market of our derivatives, and by an increase in derivative transactions. Assets pledged as collateral are not available to support our liquidity needs.

The Company’s ability to obtain letters of credit could be become constrained, limiting our ability to use affiliate reinsurance to manage local capital ratios

In the normal course of business, third party relationship banks issue letters of credit on our behalf. In lieu of posting collateral, our businesses utilize letters of credit for which third parties are the beneficiaries, as well as for affiliate reinsurance transactions between subsidiaries of MFC. Letters of credit and letters of credit facilities must be renewed periodically with renewal periods ranging from one year to 20 years. At time of renewal, the Company is exposed to repricing risk and, under adverse conditions, increases in costs will be realized. In the most extreme scenarios, letters of credit capacity could become constrained due to non-renewals which would restrict our flexibility to manage capital at the operating company level. This could negatively impact our ability to meet local capital requirements, or impact our sales of products in jurisdictions in which our operating companies have been affected. Although the Company did not experience any material change in aggregate capacity during the financial crisis of the past two years, changes in prices and conditions were adverse during the market turbulence. There were no assets pledged against these outstanding letters of credit as at December 31, 2009.

As a holding company, MFC depends on the ability of its subsidiaries to transfer funds to it to meet MFC’s obligations and pay dividends

MFC is a holding company with no significant operations and its principal asset is the shares of its regulated insurance subsidiaries. Our regulated insurance subsidiaries include companies that write insurance business directly, and companies that primarily reinsure business from other companies within MFC. Our regulated insurance subsidiaries are subject to a wide variety of insurance and other laws and regulations intended to protect policyholders and beneficiaries rather than investors, including regulatory restrictions which may limit their ability to pay dividends or make distributions to MFC. As a result of the global financial crisis, international financial authorities and regulators in many countries are reviewing their capital requirements and considering potential changes. While the impact of these changes is uncertain, we anticipate that regulators, rating agencies and investors will expect higher levels of capital going forward. These changes could further limit the ability of the insurance subsidiaries to pay dividends, enter reinsurance transactions, or make distributions and have a material adverse effect on MFC’s liquidity, including its ability to pay dividends to shareholders and service its debt.

The payment of dividends by MFC and Manufacturers Life is subject to restrictions set out in the ICA. The ICA prohibits the declaration or payment of any dividend on shares of an insurance company if there are reasonable grounds for believing the company does not have adequate capital and adequate appropriate forms of liquidity, or the declaration, or the payment of the dividend would cause the company to be, in contravention of any regulation made under the ICA respecting the maintenance of adequate capital and adequate and appropriate forms of liquidity, or any direction made to the company by the Superintendent.

In the United States, insurance laws in Michigan, New York, Massachusetts, and Vermont, the jurisdictions in which certain of MFC’s U.S. insurance company subsidiaries are domiciled, impose general limitations on the payment of dividends and other upstream distributions by these insurance subsidiaries. These laws prohibit the payment of dividends or other distributions to shareholders which may result in the failure to maintain adequate capital and liquidity levels, either by imposing specific financial tests that must be met in order for dividends or other distributions to be paid without regulatory consent or by giving the state insurance regulator broad discretion to disapprove any proposal to pay a dividend or other distribution.

In Asia, the insurance laws of the jurisdictions in which we operate either provide for specific restrictions on the payment of dividends or other distributions by subsidiaries or impose solvency or other financial tests, which could affect the ability of subsidiaries to pay dividends in certain circumstances.

The Company completed a restructuring on December 31, 2009 that involved a merger of its principal U.S. insurance subsidiaries that is intended to enhance efficiencies of capital and operating costs and reduce the sensitivity of Manufacturers Life’s MCCSR ratio to equity market levels. As a result of the restructuring, all of our U.S. operating life companies are now subsidiaries of Manufacturers Life. Dividends and distributions formerly paid by certain U.S. operating life companies directly to the Company now flow through Manufacturers Life. Accordingly, a restriction on dividends from Manufacturers Life would prevent MFC from obtaining dividends from its U.S. insurance business which could impair the Company’s liquidity and financial condition. Limits on the ability of our insurance subsidiaries to pay dividends or make distributions could have a material adverse effect on MFC’s liquidity, including its ability to pay dividends to shareholders and service its debt.

Credit Risk

Credit risk is the risk of loss due to the inability or unwillingness of a borrower or counterparty to fulfill its payment obligations.

Worsening or continued poor economic conditions could result in further borrower and issuer defaults or downgrades, and could lead to increased provisions or impairments related to our general fund invested assets and an increase in provisions for future credit impairments to be included in our actuarial liabilities

Our invested assets primarily include investment grade bonds, private placements, commercial mortgages, asset backed securities, and consumer loans. These assets are generally carried at fair value, but only changes in value that arise from a credit related impairment are recorded as a charge against income. An impairment is recorded when it is deemed probable that the Company will not be able to collect all amounts due according to contractual terms of the instrument, or when fair value has declined significantly below cost or for a prolonged period of time and there is not objective evidence to support recovery in value depending on the instrument. The return assumptions incorporated in actuarial liabilities include an expected level of future asset impairments. There is a risk that actual impairments will exceed the assumed level of impairments in the future and earnings could be adversely impacted.

Since the beginning of the recent market disruption credit related impairments have increased. For the year ended December 31, 2009, net credit related impairments amounted to $433 million, compared to net impairments of $697 million for the period ended December 31, 2008 and net recoveries of $31 million for the period ended December 31, 2007. Net impaired assets, including impaired equities, accounted for 0.76% of total invested assets as at December 31, 2009, compared to 0.50% as at December 31, 2008 and 0.15% as at December 31, 2007.

If a counterparty fails to fulfill its obligations we may be exposed to risks we had sought to mitigate

The Company uses derivative financial instruments to mitigate exposures to foreign currency, interest rate and other market risks arising from on-balance sheet financial instruments, guarantees related to variable annuity products, selected anticipated transactions and certain other guarantees. The Company may be exposed to counterparty risk if a counterparty fails to pay amounts owed to us or otherwise perform its obligations to us. Counterparty risk increases during economic downturns because the probability of default increases for most counterparties. Most of the counterparties in our derivative transactions are financial institutions, which have been adversely affected by this downturn. If any of these counterparties default, we may not be able to recover the amounts due from that counterparty. As at December 31, 2009, the Company had a gross derivative asset in the amount of $2,680 million. The largest single counterparty exposure as at December 31, 2009 was $70 million, compared to $100 million as at December 31, 2008.

In 2007, we initiated a hedging program for our variable annuities. This program continues to expand and our counterparty risk will increase as we increase the use of derivatives under this program. For further discussion of specific risks related to our capital markets hedging program refer to the risk factor entitled “The Company’s capital market hedging strategy will not fully reduce the risks related to the guaranteed products being hedged, hedging costs may increase and the hedging program exposes the Company to additional risks”.

The Company reinsures a portion of the business we enter into; however, we remain legally liable for contracts that we have reinsured. In the event that any of our reinsurance providers were unable or unwilling to fulfill their contractual obligations related to the liabilities we cede to them, we would need to increase actuarial reserves (approximately one third of the business we reinsure is with three large reinsurers). An allowance for losses on reinsurance contracts is established when it is considered likely that a reinsurer will not honour its contractual obligations. The allowance for loss is based on current recoverables and ceded actuarial liabilities.

We participate in a securities lending program whereby blocks of securities are loaned to third parties, primarily major brokerage firms and commercial banks. Collateral, which exceeds the market value of the loaned securities, is retained by the Company until the underlying security has been returned. If any of our securities lending counterparties default and the value of the collateral is insufficient, we would incur losses. As at December 31, 2009, the Company had loaned securities (which are included in invested assets) valued at approximately $1,221 million, compared to $1,213 million at December 31, 2008.

The determination of allowances and impairments on our investments is subjective and changes could materially impact our results of operations or financial position

The determination of allowances and impairments is based upon a periodic evaluation of known and inherent risks associated with the respective security. Management considers a wide range of factors about the security and uses its best judgment in evaluating the cause of the decline in estimating the appropriate value for the security and in assessing the prospects for near-term recovery. Inherent in management’s evaluation of the security are assumptions and estimates about the operations of the issuer and its future earnings potential. Considerations in the impairment evaluation process include, but are not limited to: (i) the severity of the impairment; (ii) the length of time and the extent to which the market value of a security has been below its carrying value; (iii) the implication when the issuer is experiencing significant financial difficulties; (iv) the potential for impairments in an entire industry sector or sub-sector; (v) the potential for impairments in certain economically depressed geographic locations; (vi) the potential for impairments of securities where the issuer, series of issuers or industry has suffered a catastrophic type of loss or has exhausted natural resources; (vii) our ability and intent to hold the security for a period of time sufficient to allow for the recovery of its value to an amount equal to or greater than cost or amortized cost; (viii) unfavorable changes in forecasted cash flows on mortgage-backed and asset-backed securities; and (ix) other subjective factors, including concentrations and information obtained from regulators and rating agencies.

Such evaluations and assessments are revised as conditions change and new information becomes available. We update our evaluations regularly and reflect changes in allowances and impairments as such evaluations warrant. The evaluations are inherently subjective, and incorporate only those risk factors known to us at the time the evaluation is made. There can be no assurance that management has accurately assessed the level of impairments that have occurred. Additional impairments will likely need to be taken or allowances provided for in the future as conditions evolve. Historical trends may not be indicative of future impairments or allowances.

Insurance Risk

Insurance risk is the risk of loss due to actual experience emerging differently than assumed when a product was designed and priced with respect to mortality and morbidity claims, policyholder behaviour and expenses.

Actual experience may differ from assumptions with respect to claims, policyholder behaviour and expenses

We make a variety of assumptions related to the future level of claims, policyholder behaviour, expenses and sales levels when we design and price products, and when we establish policy liabilities. Assumptions for future claims are based on both Company and industry experience, and assumptions for future policyholder behavior are based on Company experience and predictive models. Should actual results be materially worse than those assumed in the design, pricing and sale of products, profits will be unfavourably impacted. Such losses could have a material adverse effect on our results of operations and financial condition. In addition, we review the assumptions we make in determining our policy liabilities periodically and the review may result in an increase in policy liabilities and a decrease in net income attributable to shareholders. Such assumptions require significant professional judgment, so actual experience may be materially different than the assumptions we make.

Life and health insurance claims may be impacted by the unusual onset of disease or illness, natural disasters, large-scale manmade disasters and acts of terrorism. The ultimate level of lifetime benefits paid to policyholders may be impacted by unexpected improvements in life expectancy. Policyholder premium payment patterns, policy renewals, and withdrawal and surrender activity are influenced by many factors including market and general economic conditions, and the availability and relative attractiveness of other products in the marketplace. As well, adverse claims experience could result from systemic anti-selection, which could arise from the development of investor owned and secondary markets for life insurance policies, underwriting process failures, or other factors.

In recent years, policyholder lapses related to certain policies have been unfavourable compared to expected levels, resulting in experience losses. We have modified policyholder lapse assumptions for the future to reflect the current experience, however should experience deteriorate further, additional policy liability increases may be required.

Recent Long-Term Care morbidity experience in the United States has also been unfavourable relative to expected levels. A comprehensive morbidity experience review will be completed in 2010 and if the recent level of experience is expected to continue, price increases and policy liability increases would be required.

Reinsurance may not be available, affordable or adequate to protect us against losses

We purchase reinsurance for certain risks underwritten by our various business segments. Market conditions beyond our control determine the availability and cost of the reinsurance protection for new business and, in certain circumstances, the price of reinsurance for business already reinsured. Any decrease in the availability of reinsurance will increase the amount of risk we retain, which exposes us to increased loss. Any increase in the cost of reinsurance will, absent a decrease in the amount of reinsurance, reduce our earnings. Accordingly, we may be forced to incur additional expenses for reinsurance or may not be able to obtain sufficient reinsurance on acceptable terms, which could adversely affect our ability to write future business or result in the assumption of more risk with respect to those policies we issue.

Operational Risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, risk management policies and procedures, systems failures, human performance failures or from external events.

Interruptions relating to our technology and information security could significantly disrupt our business, impede our ability to conduct business and adversely impact our business, results of operations and financial condition

Technology is used in virtually all aspects of our business and operations including the creation and support of new products and services. We rely upon operational integrity, data integrity, security of information and our systems infrastructure for normal business operations. Disruption to operations due to system failure or information security breaches can have negative consequences for our businesses. While we have business continuity, information security and other policies, plans and procedures in place to attempt to minimize business disruption and protect confidential information, these may not be effective. Disruptions or breaches caused by natural disasters, man-made disasters, criminal activity, pandemics, or other events beyond our control, could prevent us from effectively operating our business, adversely impact our results of operations and financial condition or damage our reputation.

We may not be able to retain and attract qualified individuals which could impact our ability to execute on our business strategies

We compete with other insurance companies and financial institutions for qualified executives, employees and agents. Competition for the best people is intense and our human resource policies, practices and programs may not be effective in attracting, motivating and retaining high-performing employees. An inability to recruit or retain qualified individuals may negatively impact our ability to execute on business strategies or to conduct our operations.

The use of complex models could expose us to risk if the models are used inappropriately, interpreted incorrectly or deficient

Our reliance on highly complex models for pricing, valuation and risk measurement, and as input to decision making is increasing. Consequently, the risk of inappropriate use or interpretation of our models or their output, or the use of deficient models, data or assumptions is growing. We continue to enhance our model risk oversight program which includes processes to help validate the inputs, assumptions, calculations, and outputs for critical business models. However, there can be no assurance that all business critical models have been independently vetted and that all potential issues have been identified and adequately addressed.

We are subject to tax audits, tax litigation or similar proceedings, and as a result we may owe additional taxes, interest and penalties in amounts that may be material

We are subject to income taxes in Canada and the United States as well as many other jurisdictions. In determining our provisions for income taxes and our accounting for tax-related matters in general, we are required to exercise judgment. We regularly make estimates where the ultimate tax determination is uncertain. There can be no assurance that the final determination of any tax audit, appeal of the decision of a taxing authority, tax litigation or similar proceedings will not be materially different from that reflected in our historical financial statements. The assessment of additional taxes, interest and penalties could be materially adverse to our current and future results of operations and financial condition.

Our non-North American operations face political, legal, operational and other risks that could negatively affect those operations or our results of operations and financial condition

We have significant operations outside of North America, primarily in Asia. These businesses face political, legal, operational and other risks that we do not face in our operations in Canada or the United States. We face the risk of discriminatory regulation, nationalization or expropriation of assets, price controls and exchange controls or other restrictions that prevent us from transferring funds from these operations out of the countries in which they operate or converting local currencies we hold into Canadian or U.S. dollars. Some of our international businesses are, and are likely to continue to be, in emerging or potentially volatile markets. In addition, we rely on local staff, including local sales forces, in these countries where there is a risk that we may encounter labor problems with local staff, especially in countries where workers’ associations and trade unions are strong.

We are currently planning to expand our international operations in markets where we operate and potentially in-new markets. This may require considerable management time, as well as start-up expenses for market development before any significant revenues and earnings are generated. Operations in new foreign markets may achieve low margins or may be unprofitable, and expansion in existing markets may be affected by local economic and market conditions.

Our risk management policies and procedures may leave us exposed to unidentified or unanticipated risks, which could negatively affect our business, results of operations and financial condition

We have devoted significant resources to develop our risk management policies and procedures and expect to continue to do so in the future. Nonetheless, our policies and procedures may not be comprehensive. Many of our methods for measuring and managing risk and exposures are based upon the use of observed historical market behaviour or statistics based on historical models. As a result, these methods may not fully predict future exposures, which can be significantly greater than our historical measures indicate. Other risk management methods depend upon the evaluation of information regarding markets, clients, catastrophe occurrence or other matters publicly available or otherwise accessible to us. This information may not always be accurate, complete, up-to-date or properly evaluated.

Additional Risks

The declaration and payment of dividends and the amount thereof is subject to change

The holders of Common Shares are entitled to receive dividends as and when declared by the Board of Directors of MFC, subject to the preference of the holders of Class A Shares, Class 1 Shares, Class B Shares and any other shares ranking senior to the Common Shares with respect to priority in payment of dividends. The ICA prohibits the declaration or payment of any dividend on shares of an insurance company if there are reasonable grounds for believing a company does not have adequate capital and adequate and appropriate forms of liquidity, or the declaration, or the payment of the dividend would cause the company to be, in contravention of any regulation made under the ICA respecting the maintenance of adequate capital and adequate and appropriate forms of liquidity, or of any direction made to the company by the Superintendent. The declaration and payment of dividends and the amount thereof is subject to the discretion of the Board of Directors of MFC and is dependent upon the results of operations, financial condition, cash requirements and future prospects of, and regulatory restrictions on the payment of dividends by, MFC and other factors deemed relevant by the Board of Directors of MFC. On August 6, 2009 MFC’s Board of Directors announced its decision to reduce MFC’s quarterly Common Share dividend for the second quarter of 2009 by 50% from $0.26 to $0.13 per Common Share. Although MFC has historically declared quarterly cash dividends on the Common Shares, MFC is not required to do so and the Board of Directors of MFC may reduce, defer or eliminate MFC’s Common Share dividend in the future. See “Government Regulation” and “Dividends” for a summary of additional statutory and contractual restrictions concerning the declaration of dividends by MFC.

Environmental risk may arise related to our commercial mortgage loan portfolio and owned property or from our business operations

Liability under environmental protection laws resulting from our commercial mortgage loan portfolio and owned property (including commercial real estate, oil and gas, timber and agricultural properties) may adversely impact our reputation, results of operations and financial condition. Under applicable laws, contamination of a property with hazardous materials or substances may give rise to a lien on the property to secure recovery of the costs of cleanup. In some instances, this lien has priority over the lien of an existing mortgage encumbering the property. Additionally, as lender, we may incur environmental liability (including without limitation liability for clean-up, remediation and damages incurred by third parties) similar to that of an owner or operator of the property, if we or our agents exercise sufficient control over the operations at the property. We may also have liability as the owner and/or operator of real estate for environmental conditions or contamination that exist or occur on the property, or affecting other property.

In addition, failure to adequately prepare for the potential impacts of climate change may have a negative impact on our financial position or our ability to operate. Potential impacts may be direct or indirect and may include business losses or disruption resulting from extreme weather conditions; the impact of changes in legal or regulatory framework made to address climate change; or increased mortality or morbidity resulting from environmental damage or climate change.

Applicable laws may discourage takeovers and business combinations that common shareholders of MFC might consider in their best interests

The ICA contains restrictions on the purchase or other acquisition, issue, transfer and voting of the shares of an insurance company. In addition, under applicable U.S. insurance laws and regulations in states where certain of our insurance company subsidiaries are domiciled, no person may acquire control of MFC without obtaining prior approval of those states’ insurance regulatory authorities. These restrictions may delay, defer, prevent, or render more difficult a takeover attempt that common shareholders of MFC might consider in their best interests. For instance, they may prevent shareholders of MFC from receiving the benefit from any premium to the market price of MFC’s common shares offered by a bidder in a takeover context. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of MFC’s common shares if they are viewed as discouraging takeover attempts in the future.

We may not be able to protect our intellectual property and may be subject to infringement claims

We rely on a combination of contractual rights and copyright, trademark, patent and trade secret laws to establish and protect our intellectual property. Although we use a broad range of measures to protect our intellectual property rights, third parties may infringe or misappropriate our intellectual property. We may have to litigate to enforce and protect our copyrights, trademarks, patents, trade secrets and know-how or to determine their scope, validity or enforceability, which represents a diversion of resources that may be significant in amount and may not prove successful. The loss of intellectual property protection or the inability to secure or enforce the protection of our intellectual property assets could have a material adverse effect on our business and our ability to compete.

We also may be subject to costly litigation in the event that another party alleges our operations or activities infringe upon its intellectual property rights. Third parties may have, or may eventually be issued, patents that could be infringed by our products, methods, processes or services. Any party that holds such a patent could make a claim of infringement against us. We may also be subject to claims by third parties for breach of copyright, trademark, trade secret or license usage rights. Any such claims and any resulting litigation could result in significant liability for damages. If we were found to have infringed a third-party patent or other intellectual property rights, we could incur substantial liability, and in some circumstances could be enjoined from providing certain products or services to our customers or utilizing and benefiting from certain methods, processes, copyrights, trademarks, trade secrets or licenses, or alternatively could be required to enter into costly licensing arrangements with third parties, all of which could have a material adverse effect on our business, results of operations and financial condition.

GOVERNMENT REGULATION

As an insurance company, Manulife Financial is subject to regulation and supervision by governmental authorities in the jurisdictions in which it does business. In Canada, the Company is subject to both federal and provincial regulation. In the United States, the Company is primarily regulated by each of the states in which it conducts business and by federal securities laws. The Company’s Asian operations are similarly subject to a variety of regulatory and supervisory regimes in each of the Asian jurisdictions in which the Company operates, which vary in degree of regulation and supervision.

CANADA

Manulife Financial is governed by the ICA. The ICA is administered, and activities of the Company are supervised, by OSFI. The ICA permits insurance companies to offer, directly or through subsidiaries or through networking arrangements, a broad range of financial services, including banking, investment counseling and portfolio management, mutual funds, trust services, real property brokerage and appraisal, information processing and merchant banking services.

The ICA requires the filing of annual and other reports on the financial condition of the Company, provides for periodic examinations of the Company’s affairs, imposes restrictions on transactions with related parties, and sets forth requirements governing reserves for actuarial liabilities and the safekeeping of assets and other matters. OSFI supervises Manulife Financial on a consolidated basis (including capital adequacy) to ensure that OSFI has an overview of the group’s activities. This includes the ability to review both insurance and non-insurance activities conducted by subsidiaries of Manulife Financial with supervisory power to bring about corrective action. The most recent annual examination cycle of Manulife Financial was completed in February 2010. A primary focus of the regulatory reviews given the current economic downturn was the Company’s equity market exposure, most materially through segregated fund guarantees.

Investment Powers

Under the ICA, Manulife Financial must maintain a prudent portfolio of investments and loans, subject to certain overall limitations on the amount it may invest in certain classes of investments, such as commercial loans.

Additional restrictions (and in some cases, the need for regulatory approvals) limit the type of investment that the Company can make in excess of 10% of the voting rights or 25% of the equity of any entity.

Capital Requirements

The ICA requires Canadian non-operating insurance companies, such as MFC, to maintain, at all times, adequate levels of capital which is assessed by comparing capital available to a risk metric in accordance with the Capital Regime for Regulated Insurance Holding Companies and Non-Operating Life Companies. There are no minimum or target requirements; however, OSFI expects holding companies to manage their capital in a manner commensurate with the group risk profile and control environment. Regulated subsidiaries of MFC must also maintain minimum levels of capital. Such amounts of capital are based on the local capital regime and the statutory accounting basis in each jurisdiction. The most significant of these are MCCSR for Manufacturers Life and the RBC requirements for MFC’s U.S. life insurance subsidiaries.

Capital requirements for Manufacturers Life are governed by the MCCSR. The MCCSR ratio is prepared on a consolidated basis. It compares capital available to capital required. Following the completion of the reorganization of Manulife Financial’s U.S. operations on December 31, 2009, the MCCSR of Manufacturers Life consolidates those U.S. operations which were formerly held by MFC. Capital available includes instruments such as common equity, qualifying preferred shares, qualifying innovative tier 1 instruments, the participating account, hybrid capital instruments and subordinated debt. Certain deductions are made from capital available including deductions for goodwill, controlling interests in non-life financial corporations and non-controlled substantial investments. Capital required is determined by applying factors to specified risks or using models to determine capital requirements for a given risk. Capital is held for asset default risks, mortality/morbidity/lapse risks, changes in the interest rate risk environment, segregated funds risk, off balance sheet activities and foreign exchange risk.

The minimum regulatory MCCSR ratio is 120% with a supervisory target ratio of 150%. OSFI may require that a higher amount of capital be available, taking into account such factors as operating experience and diversification of asset or insurance portfolios. OSFI expects each insurance company to establish a target capital level that provides a cushion above minimum requirements. This cushion allows for coping with volatility in markets and economic conditions, innovations in the industry, consolidation trends and international developments. The Company currently endeavors to manage its affairs so that Manufacturers Life has an MCCSR ratio that is at or above 200% and allows a margin for market declines. At December 31, 2009, Manufacturers Life had an MCCSR ratio of 240%.

OSFI may intervene and assume control of a Canadian life insurance company if it deems the amount of available capital insufficient. Capital requirements may be adjusted by OSFI as experience develops, the risk profile of Canadian life insurers changes, or to reflect other risks. In 2009, OSFI made a number of changes to the MCCSR including the addition of a capital charge for foreign exchange risk, eliminating adjustments to available capital for unrealized gains or losses on available-for-sale debt securities, and deducting certain capital elements, such as investments in non-life financial corporations or substantial investments 50% from Tier 1 capital and 50% from Tier 2 capital rather than 100% from total available capital.

In Canada, OSFI has announced that it (i) will be proposing a method for evaluating stand-alone capital adequacy for Canadian operating life insurance companies, such as Manufacturers Life, (ii) is considering updating its regulatory guidance for non-operating insurance companies acting as holding companies, such as MFC, and (iii) is reviewing the use of internally-modeled capital requirements for segregated fund guarantees. OSFI is also conducting quantitative impact studies on potential changes to consolidated MCCSR required capital requirements for market and credit risk, and is likely to consider changes to the definition of available regulatory capital for determining capital adequacy to align the insurance definitions with any changed definitions that emerge for Banking Institutions under the Basel accords. Changes to these elements may be implemented in conjunction with changes to Canadian GAAP accounting to adopt the International Financial Reporting Standards for valuation of insurance contracts, which is still under development. This is not expected to be before 2013. However, should the adoption of a new accounting standard for valuation of insurance contracts be delayed, the changes to capital requirements may be made independently of these changes. Other elements of the MCCSR required capital formula such as insurance risk requirements are also likely to be reviewed. The outcome of these initiatives is uncertain and could have a material adverse impact on the Company or on its position relative to that of other Canadian and international financial institutions with which it competes for business and capital.

The Company maintains capital in excess of the minimum required in all foreign jurisdictions in which the Company does business.

Restrictions on Shareholder Dividends and Capital Transactions

The ICA prohibits the declaration or payment of any dividend on shares of an insurance company if there are reasonable grounds for believing an insurance company does not have adequate capital and adequate and appropriate forms of liquidity, or declaration or the payment of the dividend would cause the insurance company to be in contravention of any regulation made under the ICA respecting the maintenance of adequate capital and adequate and appropriate forms of liquidity, or any direction made to the company by the Superintendent. The ICA also requires an insurance company to notify the Superintendent of the declaration of a dividend at least 15 days prior to the date fixed for its payment. Similarly, the ICA prohibits the purchase for cancellation of any shares issued by an insurance company or the redemption of any redeemable shares or other similar capital transactions, if there are reasonable grounds for believing that the company does not have adequate capital and adequate and appropriate forms of liquidity, or the purchase or the payment would cause the company to be, in contravention of any regulation made under the ICA respecting the maintenance of adequate capital and adequate and appropriate forms of liquidity, or any direction made to the company by the Superintendent. These latter transactions would require the prior approval of the Superintendent. There is currently no direction against MFC or Manufacturers Life paying a dividend or redeeming or purchasing their shares for cancellation.

Appointed Actuary

In accordance with the ICA, the Board of Directors of the Company has appointed a Fellow of the Canadian Institute of Actuaries as the Appointed Actuary. The Appointed Actuary is required to value the policy liabilities of Manulife Financial as at the end of each financial year in accordance with accepted actuarial practices with such changes as may be determined by the Superintendent and any direction that may be made by the Superintendent, including selection of appropriate assumptions and methods, and provide an opinion as to whether the amount of policy liabilities makes appropriate provision for all policyholder obligations and whether the valuation of policy liabilities is fairly presented in the consolidated financial statements. At least once in each financial year, the Appointed Actuary must meet with the Board of Directors, or the Audit and Risk Management Committee, to report, in accordance with accepted actuarial practice with such changes as may be determined by the Superintendent and any direction that may be made by the Superintendent, on the current and expected future financial condition of the Company. The Appointed Actuary is also required to report to the President and Chief Executive Officer and the Chief Financial Officer of the Company if the Appointed Actuary identifies any matters that, in the Appointed Actuary’s opinion, have material adverse effects on the financial condition of the Company and require rectification.

Prescribed Supervisory Information

The Supervisory Information (Insurance Companies) Regulations made under the ICA (the “Supervisory Information Regulations”) prohibit the Company from disclosing, directly or indirectly, any “prescribed supervisory information” relating to it or its affiliates, with certain limited exceptions. The Supervisory Information Regulations define “prescribed supervisory information” broadly in terms of assessments, recommendations, ratings and reports concerning the Company that are made by or at the request of the Superintendent and certain regulatory actions taken with respect to the Company, including: (i) any rating assigned to assess the financial condition of the Company or similar ratings; (ii) any report prepared by or at the request of the Superintendent or any recommendation made by the Superintendent as a result of an examination or other supervisory review of the Company; (iii) any categorization of the Company as being at a stage of intervention during which the Superintendent may exercise additional supervisory powers over the Company that vary with the stage (from stage 0 - no significant problem/normal activities to stage 4 - non-viability/insolvency imminent); (iv) any assessment by the Superintendent of the Company’s compliance with the standards of sound business and financial practices established by the Superintendent, if any; (v) any order of the Superintendent that the Company increase its capital or provide additional liquidity; (vi) any prudential agreement to implement any measure designed to maintain or improve the Company’s safety or soundness entered into between the Superintendent and the Company; and (vii) any direction of the Superintendent that the Company cease or refrain from committing, or remedy, unsafe or unsound practices in conducting its business.

The Supervisory Information Regulations permit the Company to disclose, to the public or otherwise, an order, prudential agreement or direction described in (v), (vi) and (vii) above if the Company considers it to contain a material fact or material change that is required to be disclosed under applicable securities law. The Supervisory Information Regulations also permit the Company to disclose prescribed supervisory information to underwriters in a public or private offering of securities if the Company ensures that the information remains confidential. The Supervisory Information Regulations do not prohibit or restrict the Company from disclosing, publicly or otherwise, any facts relating to the business, operations or capital of the Company, provided that the Company does not indirectly disclose any prescribed supervisory information.

Provincial Insurance Regulation

The Company is also subject to provincial regulation and supervision in each province and territory of Canada in which it carries on business. Provincial insurance regulation is concerned primarily with the form of insurance contracts and the sale and marketing of insurance and annuity products, including the licensing and supervision of insurance producers. Individual variable insurance and annuity products and the underlying segregated funds to which they relate are subject to guidelines adopted by the Canadian Council of Insurance Regulators and are generally incorporated by reference into provincial insurance regulations. These guidelines govern a number of matters relating to the sale of these products and the administration of the underlying segregated funds. The Company is licensed to transact business in all provinces and territories of Canada.

Provincial/Territorial Securities Laws

The Company’s Canadian mutual fund and investment management businesses are subject to Canadian provincial and territorial securities laws. Elliott & Page Limited is registered as a portfolio manager with the securities commissions in all Canadian provinces. Elliott & Page Limited is also registered as an exempt market dealer, mutual fund dealer in the provinces of Ontario and Newfoundland and as a commodity trading manager in the province of Ontario. Elliott & Page Limited is subject to regulation by the applicable provincial securities regulators. Manulife Securities Investment Services Inc. (“MSISI”) is registered under provincial and territorial securities laws (except Nunavut) to sell mutual funds across Canada and is subject to regulation by the applicable provincial and territorial securities regulators as well as the Mutual Fund Dealers Association of Canada, a self-regulatory organization. Manulife Securities Inc. (“MSI”) is registered under provincial and territorial securities laws to sell investments across Canada and is subject to regulation by the provincial and territorial securities regulators as well as the Investment Industry Regulatory Organization of Canada, a self-regulatory organization.

Consumer Protection for Financial Institution Failure

Assuris (formerly called CompCorp) was created by the life and health insurance industry in Canada in 1990 to provide Canadian policyholders with protection in the event of the insolvency of their insurance company. Assuris is funded by its member insurance companies, including Manufacturers Life. Member companies of Assuris are assessed to build and maintain a liquidity fund at a minimum level of $100 million. Members are then primarily subject to assessment on an “as needed” basis. Assessments are calculated based on each member’s MCCSR, subject to adjustments where the member operates in foreign jurisdictions.

The Canadian Investor Protection Fund (“CIPF”) has been created to provide clients with protection, within defined limits, in the event of the insolvency of their investment dealer. The CIPF is funded by its member investment dealers, including MSI.

The MFDA Investor Protection Corporation (“IPC”) has been created to provide clients with protection, within defined limits, in the event of the insolvency of their mutual fund dealer. The IPC is funded by its member mutual fund dealers, including MSISI.

UNITED STATES

General Regulation at the State Level

The various states in the United States have laws regulating transactions between insurers and other members of insurance holding company systems. Transactions between the Company’s U.S. insurers and its affiliates are subject to regulation by the states in which such insurance subsidiaries are domiciled and for certain limited matters, states in which they transact business. Most states have enacted legislation that requires each insurance holding company and each insurance subsidiary in an insurance holding company system to register with, and be subject to regulation by, the insurance regulatory authority of the insurance subsidiary’s state of domicile. The Company’s principal U.S. life insurance subsidiaries are John Hancock USA, John Hancock New York and JHLH. They are domiciled in Michigan, New York and Massachusetts, respectively. Under such laws, the insurance subsidiaries are required to furnish annually their financial and other information concerning the operations of companies within the holding company system that may materially affect the operations, management or financial condition of insurers within the system. These reports are also filed with other insurance departments on request. In addition, such laws provide that all transactions within an insurance holding company system must be fair and equitable, and following any such transactions, each insurer’s policyholder surplus must be both reasonable in relation to its outstanding liabilities and adequate for its needs.

The laws of the various states also establish regulatory agencies with broad administrative powers, such as the power to approve policy forms, grant and revoke licenses to transact business, regulate trade practices, license agents, require financial statements and prescribe the type and amount of investment permitted. State insurance regulatory authorities regularly make inquiries, hold investigations and administer market conduct examinations with respect to an insurer’s compliance with applicable insurance laws and regulations.

Insurance companies are required to file detailed annual statements with state insurance regulators in each of the states in which they do business and their business and accounts are subject to examination by such regulators at any time. Quarterly statements must also be filed with the state insurance regulator in the insurer’s state of domicile and with the insurance departments of many of the states in which the insurer does business. Insurance regulators may periodically examine an insurer’s financial condition, adherence to statutory accounting practices and compliance with insurance department rules and regulations.

State insurance departments, as part of their routine oversight process, conduct detailed examinations of the books, records and accounts of insurance companies domiciled in their states. These examinations are generally conducted in accordance with the examining state’s laws and the guidelines promulgated by the NAIC. Each of the Company’s principal U.S. domiciled insurance subsidiaries is subject to periodic examinations by its respective domiciliary state insurance regulators. The latest published examination reports issued by each such insurance department did not raise any material issues or adjustments.

In addition, state regulatory authorities, industry groups and rating agencies have developed several initiatives regarding market conduct. For example, the NAIC has adopted the NAIC Life Insurance Illustrations Model Regulation, which applies to group and individual life insurance policies and certificates (other than variable policies and certificates), and the Market Conduct Handbook. More than 35 states have adopted all or major segments of the model. However, the Market Conduct Handbook can be used by all state regulators in conducting market conduct examinations.

Also, the Insurance Marketplace Standards Association (“IMSA”) was established in the mid-1990’s to strengthen consumer trust and confidence in the marketplace for individually sold life insurance, long-term care insurance and annuities. IMSA is a voluntary membership organization which strives to be the premier market conduct and compliance standard-setting organization serving the life insurance marketplace.

IMSA membership is voluntary but companies may only be admitted following the successful conclusion of a two step process in which companies must undergo both a self assessment and an independent assessment performed by a qualified third party. John Hancock USA completed the two step assessment process and was originally admitted to membership in IMSA in April 1998. Companies are required to re-qualify for IMSA membership every three years using the two step assessment process, or in some circumstances, a self attestation may be used in lieu of the two step assessment process. John Hancock USA elected to use the two step assessment process for its most recent re-qualification effective November 1, 2008.

Investment Powers

The Company’s U.S. insurance subsidiaries are subject to laws and regulations that require diversification of their investment portfolios and limit the amount of investment in certain investment categories such as below investment grade bonds and real estate. Failure to comply with these laws and regulations may cause investments exceeding regulatory limitations to be treated as non-admitted assets for the purposes of measuring statutory surplus and in some circumstances would require divestiture of the non-qualifying assets.

Minimum Statutory Surplus and Capital

U.S. domiciled life insurance subsidiaries of the Company are required to have minimum statutory surplus and capital of various amounts, depending on the state in which they are licensed and the types of business they transact.

NAIC IRIS Ratios

In the 1970s, the NAIC developed a set of financial relationships or “tests,” known as the Insurance Regulatory Information System (“IRIS”), which were designed for the early identification of insurance companies which might warrant special attention by insurance regulatory authorities. Insurance companies submit data annually to the NAIC, which in turn analyzes the data utilizing 13 ratios, each with defined “usual ranges.” Having ratios that fall outside the usual range does not necessarily indicate that a company experienced unfavourable results. An insurance company may fall out of the usual range for one or more ratios because of transactions that are favourable (such as large increases in surplus) or are immaterial or eliminated at the consolidated level. Each company’s ratios are reviewed annually and are assigned a ranking by a team of examiners and financial analysts at the NAIC for the purpose of identifying companies that require immediate regulatory attention. The rankings are not reported to the companies and are only available to regulators.

Risk-Based Capital Requirements

In order to enhance the regulation of insurer solvency, state regulators have adopted the NAIC model law implementing RBC requirements for life insurance companies. The requirements are designed to monitor capital adequacy and to raise the level of protection that statutory surplus provides for policyholders. The model law measures four major areas of risk facing life insurers: (i) the risk of loss from asset defaults and asset fluctuation; (ii) the risk of loss from adverse mortality and morbidity experience; (iii) the risk of loss from mismatching of asset and liability cash flows due to changing interest rates; and (iv) general business risk. Insurers having less statutory surplus than required by the RBC model formula are subject to varying degrees of regulatory action depending on the level of capital inadequacy. Based on the formula adopted by the NAIC, each of the Company’s U.S. insurance company subsidiaries exceeded the RBC capital requirements as at December 31, 2009.

Regulation of Shareholder Dividends and Other Payments from Insurance Subsidiaries

Manulife Financial’s ability to meet any debt service obligations and pay operating expenses and shareholder dividends depends on the receipt of sufficient funds from its operating subsidiaries. As a result of the reorganization of our U.S. subsidiaries, our U.S. operating subsidiaries are indirectly owned by Manufacturers Life. The payment of dividends by John Hancock USA is subject to restrictions set forth in the insurance laws of Michigan, its domiciliary state. Similarly, the payment of dividends by John Hancock New York and JHLH is regulated by New York and Massachusetts insurance laws, respectively. In all three states, regulatory approval is required if a shareholder dividend distribution is made from any source other than earned surplus or unassigned funds. Regulatory approval is also required if the dividend (together with other distributions made during the preceding 12 months, or in the case of New York the calendar year) exceeds the greater of an insurer’s prior year’s net gain from operations or 10% of its surplus, measured at the end of the previous calendar year. The determination must be made in accordance with statutory accounting principles. Approval is deemed to have occurred if notice of a dividend within the above limits is filed with the regulators and it is not disapproved during a 30-day notice period.

Securities Law

Certain of the Company’s subsidiaries and certain investment funds, policies and contracts offered by them are subject to regulation under federal securities laws administered by the U.S. Securities and Exchange Commission (“SEC”) and under certain state securities laws. Certain segregated funds of the Company’s insurance subsidiaries are registered as investment companies under the Investment Company Act of 1940, as are certain other funds managed by subsidiaries of the Company. Interests in segregated funds under certain variable annuity contracts and variable insurance policies issued by the Company’s insurance subsidiaries are also registered under the U.S. Securities Act of 1933. Each of John Hancock Distributors, Signator Investors and John Hancock Funds is registered as a broker-dealer under the U.S. Securities Exchange Act of 1934 and each is a member of, and subject to regulation by, the Financial Industry Regulatory Authority.

Each of John Hancock Advisers, MFC Global Investment Management (U.S.), LLC, Hancock Natural Resource Group, Inc., Hancock Venture Partners, Inc., Hancock Capital Investment Management, LLC, Signator Investors, Declaration Management & Research LLC, John Hancock IMS and MFC Global Investment Management (U.S.A.) Limited is an investment adviser registered under the U.S. Investment Advisers Act of 1940. Certain investment companies advised or managed by these subsidiaries are registered with the SEC under the Investment Company Act of 1940 and the shares of certain of these entities are qualified for sale in certain states in the United States and the District of Columbia. All aspects of the investment advisory activities of the Company’s subsidiaries are subject to various federal and state laws and regulations in jurisdictions in which they conduct business. These laws and regulations are primarily intended to benefit investment advisory clients and investment company shareholders and generally grant supervisory agencies broad administrative powers, including the power to limit or restrict the carrying on of business for failure to comply with such laws and regulations. In such event, the possible sanctions that may be imposed include the suspension of individual employees, limitations on the activities in which the investment advisor may engage, suspension or revocation of the investment advisor’s registration as an advisor, censure and fines.

State Guaranty Funds

All states of the United States have insurance guaranty fund laws requiring life insurance companies doing business in the state to participate in a guaranty association which, like Assuris in Canada, is organized to protect policyholders against loss of benefits in the event of an insolvency or wind-up of a member insurer. These associations levy assessments (up to prescribed limits) on the basis of the proportionate share of premiums written by member insurers in the lines of business in which the impaired or insolvent insurer is engaged. Assessments levied against the Company in each of the past five years have not been material. While the amount of any future assessments by guaranty funds cannot be predicted with certainty, the Company believes, based upon a review of the current significant insolvency proceedings of insurers located in states where the Company conducts business, that future guaranty association assessments for insurer insolvencies will not have a material adverse effect on the Company’s liquidity and capital resources.

Employee Retirement Income Security Act of 1974 (“ERISA”) Considerations

Fiduciaries of employee benefit plans that are governed by ERISA are subject to regulation by the U.S. Department of Labor. ERISA regulates the activities of a fiduciary of an employee benefit plan covered by that law, including an investment manager or advisor with respect to the plan’s assets. Severe penalties are imposed by ERISA on fiduciaries that breach their duties to ERISA covered plans. The Company’s subsidiaries issue insurance and annuity contracts for investment of employee benefit plans and provide a variety of other services to such plans. The provision of such services may cause the Company and its subsidiaries to be a “party in interest,” as such term is defined in ERISA and the Internal Revenue Code of 1986, as amended (the “Code”), with respect to such plans. Unless a statutory or administrative exemption is available, certain transactions between parties in interest and those plans are prohibited by ERISA and the Code.

ASIA AND JAPAN

In Asia, local insurance authorities supervise and monitor the Company’s business and financial condition in each of the countries in which the Company operates. The Company is also required to meet specific minimum working and regulatory capital requirements and is subject to regulations governing the investment of such capital in each of these jurisdictions. Hong Kong and Japan are the regulatory jurisdictions governing Manulife Financial’s most significant operations in Asia.

Hong Kong

In Hong Kong, the authority and responsibility for supervision of the insurance industry is vested in the Insurance Authority under the Insurance Companies Ordinance, Cap. 41 (the “Insurance Companies Ordinance”). The Chief Executive of the Government of the Hong Kong Special Administrative Region has appointed the Commissioner of Insurance to be the Insurance Authority for the purposes of the Insurance Companies Ordinance. The Insurance Companies Ordinance provides that no person shall carry on any insurance business in or from Hong Kong except a company authorized to do so by the Insurance Authority, Lloyd’s of the United Kingdom or an association of underwriters approved by the Insurance Authority. The Insurance Companies Ordinance stipulates certain requirements for authorized insurers, including with regard to the “fit and proper person” requirement for directors and controllers, minimum capital and solvency margin requirements, adequate reinsurance arrangement requirements and statutory reporting requirements. The Insurance Companies Ordinance also confers powers of investigation and intervention on the Insurance Authority for the protection of policyholders.

The Insurance Authority has residual power to appoint an advisor or a manager to any authorized insurer if the Insurance Authority considers such appointment to be desirable for the protection of policyholders or potential policyholders against the risk that the insurer may be unable to meet its liabilities or to fulfill the reasonable expectations of policyholders or potential policyholders and that, in the Insurance Authority’s opinion, the exercise of other interventionary powers conferred by the Insurance Companies Ordinance would not be appropriate to safeguard the interests of policyholders or potential policyholders. In such circumstances, the advisor or manager appointed by the Insurance Authority will have management control of the insurer.

In Hong Kong, the Company’s life insurance business is conducted through a wholly owned subsidiary, Manulife (International) Limited, which is licensed to carry on the business of “long-term” insurance. Long-term insurance companies are required under the Insurance Companies Ordinance to maintain certain solvency margins. The required solvency margin is the aggregate of two components — a percentage of the mathematical reserves and a percentage of the capital at risk as prescribed under the Insurance Companies (Margin of Solvency) Regulation (Cap.41F), enacted pursuant to the Insurance Companies Ordinance. For a long-term insurance company, the value of its assets must not be less than the amount of its liabilities by the required solvency margin, subject to a minimum of Hong Kong $2 million. Compliance with the solvency margin requirements is reported annually to the Insurance Authority. Currently, all solvency margin requirements are being met.

The sale of mutual funds and investment-linked assurance products are subject to Hong Kong securities laws administered by the Securities and Futures Commission. The sale of provident (pension) fund products is subject to provident fund laws administered by the Mandatory Provident Fund Schemes Authority.

Japan

Life insurance companies in Japan, including Manulife Japan, are governed by the Insurance Business Law (Japan) and the regulations issued thereunder (the “IB Law”). The IB Law sets out a comprehensive regulatory regime for Japanese life insurers, including such matters as capital and solvency requirements, powers of regulatory intervention, new insurance products, premium levels and restrictions on shareholder dividends and distributions. The administration and application of the IB Law is supervised by the Financial Services Agency. The IB Law provides for certain rules with respect to the approval of new insurance products and the setting of premium levels. Deregulation of sales of insurance products through bank channels became effective on December 23, 2007 and all life insurance products are now able to be sold through the bank channel.

In November 2007, Manulife Japan established Manulife Investments Japan Limited (“MIJ”) as its wholly owned subsidiary. MIJ launched an investment trust business in 2008. An investment trust is a product similar to a mutual fund and the sale of investment trusts in Japan is regulated by the Financial Instruments and Exchange Law (Japan) which is administered by the Financial Services Agency.

Restrictions on Shareholder Dividends

In Asia, insurance laws in the jurisdictions in which the Company operates provide for specific restrictions on the payment of shareholder dividends and other distributions by the Company’s subsidiaries, or impose solvency or other financial tests, which could affect the ability of these subsidiaries to pay dividends in certain circumstances.

GENERAL DESCRIPTION OF CAPITAL STRUCTURE

MFC has authorized share capital consisting of an unlimited number of common shares (“Common Shares”), an unlimited number of Class A Shares (“Class A Shares”), an unlimited number of Class B Shares (“Class B Shares”) and an unlimited number of Class 1 Shares (“Class 1 Shares”) (collectively, the Class A Shares, Class B Shares and Class 1 Shares are “Preferred Shares”). As of December 31, 2009, MFC had 1,757,710,362 Common Shares, 14 million Class A Shares Series 1, 14 million Class A Shares Series 2, 12 million Class A Shares Series 3, 18 million Class A Shares Series 4, and 14 million Class 1 Shares Series 1 issued and outstanding. MFC has authorized but not issued Class A Shares Series 5 and Class 1 Shares Series 2.

Certain Provisions of the Class A Shares as a Class

The following is a summary of certain provisions attaching to the Class A Shares as a class.

Priority

Each series of Class A Shares ranks on a parity with every other series of Class A Shares and every series of Class 1 Shares with respect to dividends and return of capital. The Class A Shares shall be entitled to a preference over the Class B Shares, the Common Shares and any other shares ranking junior to the Class A Shares with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of MFC, whether voluntary or involuntary, or any other distribution of the assets of MFC among its shareholders for the specific purpose of winding up its affairs.

Certain Provisions of the Class B Shares as a Class

The following is a summary of certain provisions attaching to the Class B Shares as a class.

Priority

Each series of Class B Shares ranks on a parity with every other series of Class B Shares with respect to dividends and return of capital. The Class B Shares shall rank junior to the Class A Shares and the Class 1 Shares with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding up of MFC, whether voluntary or involuntary, or any other distribution of the assets of MFC among its shareholders for the specific purpose of winding up its affairs, but the Class B Shares shall be entitled to a preference over the Common Shares and any other shares ranking junior to the Class B Shares with respect to priority in payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding up of MFC, whether voluntary or involuntary, or any other distribution of the assets of MFC among its shareholders for the specific purpose of winding up its affairs.

Certain Provisions of the Class 1 Shares as a Class

The following is a summary of certain provisions attaching to the Class 1 Shares as a class.

Priority

Each series of Class 1 Shares ranks on a parity with every other series of Class 1 Shares and every series of Class A Shares with respect to dividends and return of capital. The Class 1 Shares shall be entitled to a preference over the Class B Shares, the Common Shares and any other shares ranking junior to the Class 1 Shares with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of MFC, whether voluntary or involuntary, or any other distribution of the assets of MFC among its shareholders for the specific purpose of winding up its affairs.

Certain Provisions Common to the Class A Shares, Class B Shares and Class 1 Shares

The following is a summary of certain provisions attaching to the Class A Shares as a class, to the Class B Shares as a class and to the Class 1 Shares as a class.

Directors’ Right to Issue in One or More Series

The Class A Shares, Class B Shares and Class 1 Shares may be issued at any time and from time to time in one or more series. Before any shares of a series are issued, the Board of Directors of MFC shall fix the number of shares that will form such series, if any, and shall, subject to any limitations set out in the by-laws of MFC or in the ICA, determine the designation, rights, privileges, restrictions and conditions to be attached to the Class A Shares, Class B Shares or Class 1 Shares as the case may be, of such series, the whole subject to the filing with the Superintendent of the particulars of such series, including the rights, privileges, restrictions and conditions determined by the Board of Directors of MFC.

Summaries of the terms of the Class A Shares Series 1, Class A Shares Series 2, Class A Shares Series 3, Class A Shares Series 4, Class A Shares Series 5 and Class 1 Shares Series 1 are contained in the prospectuses under which these series were issued, which are available on SEDAR.

Voting Rights of Preferred Shares

Except as hereinafter referred to or as required by law or as specified in the rights, privileges, restrictions and conditions attached from time to time to any series of Class A Shares, Class B Shares or Class 1 Shares, the holders of such Class A Shares, Class B Shares or Class 1 Shares as a class shall not be entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of MFC.

Amendment with Approval of Holders of Preferred Shares

The rights, privileges, restrictions and conditions attached to each of the Class A Shares, Class B Shares and Class 1 Shares as a class may be added to, changed or removed but only with the approval of the holders of such class of Preferred Shares given as hereinafter specified.

Approval of Holders of Preferred Shares

The approval of the holders of a class of Preferred Shares to add to, change or remove any right, privilege, restriction or condition attaching to such class of Preferred Shares as a class or in respect of any other matter requiring the consent of the holders of such class of Preferred Shares may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution signed by all the holders of such class of Preferred Shares or passed by the affirmative vote of at least two-thirds (2/3) of the votes cast at a meeting of the holders of such class of Preferred Shares duly called for that purpose.

Notwithstanding any other condition or provision of any class of Preferred Shares, the approval of the holders of any class, voting separately as a class or series, is not required on a proposal to amend the by-laws of MFC to:

(i)	increase or decrease the maximum number of authorized Class A Shares, Class B Shares or Class 1 Shares, as the case may be, or increase the maximum number of authorized shares of a class of shares having rights or privileges equal or superior to such class of Preferred Shares;

(ii)	effect the exchange, reclassification or cancellation of all or any part of the Class A Shares, Class B Shares or Class 1 Shares, as the case may be; or

(iii)	create a new class of shares equal to or superior to the Class A Shares, the Class B Shares or the Class 1 Shares, as the case may be.

The formalities to be observed with respect to the giving of notice of any such meeting or any adjourned meeting, the quorum required therefor and the conduct thereof shall be those from time to time required by the ICA as in force at the time of the meeting and those, if any, prescribed by the by-laws or the administrative resolutions of MFC with respect to meetings of shareholders. On every poll taken at every meeting of the holders of a class of Preferred Shares as a class, or at any joint meeting of the holders of two or more series of a class of Preferred Shares, each holder of such class of Preferred Shares entitled to vote thereat shall have one vote in respect of each relevant Preferred Share held.

Certain Provisions of the Common Shares as a Class

The authorized common share capital of MFC consists of an unlimited number of Common Shares without nominal or par value. Each holder of Common Shares is entitled to receive notice of and to attend all meetings of the shareholders of MFC and is entitled to one vote for each share held except meetings at which only holders of a specified class or series of shares of MFC are entitled to vote separately as a class or series. The holders of Common Shares are entitled to receive dividends as and when declared by the Board of Directors of MFC, subject to the preference of the holders of Class A Shares,

Class B Shares, Class 1 Shares and any other shares ranking senior to the Common Shares with respect to priority in payment of dividends. After payment to the holders of Class A Shares, Class B Shares, Class 1 Shares and any other shares ranking senior to Common Shares with respect to priority in the distribution of assets in the event of the liquidation, dissolution or winding up of MFC, the holders of Common Shares shall be entitled to receive prorated the net assets of MFC remaining, after the payment of all creditors and liquidation preferences, if any, that pertains to shareholders.

DIVIDENDS

The declaration and payment of dividends and the amount thereof is subject to the discretion of the Board of Directors and is dependent upon the results of operations, financial condition, cash requirements and future prospects of, and regulatory restrictions on the payment of dividends by, the Company and other factors deemed relevant by the Board of Directors.

Since MFC is a holding company that conducts all of its operations through regulated insurance subsidiaries (or companies owned directly or indirectly by these subsidiaries), its ability to pay future dividends will depend on the receipt of sufficient funds from its regulated insurance subsidiaries. These subsidiaries are also subject to certain regulatory restrictions under laws in Canada, the United States and certain other countries that may limit their ability to pay dividends or make other upstream distributions.

Pursuant to agreements made between MFC, Manufacturers Life, The Canada Trust Company and Manulife Financial Capital Trust (a subsidiary of Manufacturers Life) (the “Trust”), MFC and Manufacturers Life have covenanted for the benefit of holders of the outstanding Trust Capital Securities of the Trust (the “MaCS”) that, if the Trust fails to pay in full a required distribution on any series of MaCS, Manufacturers Life will not declare or pay cash dividends of any kind on its MLI Public Preferred Shares (as defined below), if any are outstanding, and if no MLI Public Preferred Shares are outstanding, MFC will not declare or pay cash dividends on its Preferred Shares and Common Shares, in each case, until the twelfth month following the Trust’s failure to pay the required distribution in full, unless the Trust first pays the required distribution (or the unpaid portion thereof) to the respective holders of MaCS. “MLI Public Preferred Shares” means, at any time, preferred shares of Manufacturers Life which at that time: (a) have been issued to the public (excluding any preferred shares of Manufacturers Life held beneficially by affiliates of Manufacturers Life); (b) are listed on a recognized stock exchange; and (c) have an aggregate liquidation entitlement of at least $200 million, provided however, if at any time, there is more than one class of MLI Public Preferred Shares outstanding, then the most senior class or classes of outstanding MLI Public Preferred Shares shall, for all purposes, be the MLI Public Preferred Shares.

Pursuant to an agreement made between MFC, Manufacturers Life, CIBC Mellon Trust Company and Manulife Financial Capital Trust II (a subsidiary of Manufacturers Life) (the “Trust II”), MFC and Manufacturers Life have covenanted for the benefit of holders of the outstanding Manulife Financial Capital Trust II notes – Series I (the “Notes”) that, if interest is not paid in full in cash on the Notes on any interest payment date or if Manufacturers Life elects that holders of Notes invest interest payable on the Notes on any interest payment date in a new series of Manufacturers Life Class 1 Shares, Manufacturers Life will not declare or pay cash dividends on any MLI Public Preferred Shares, if any are outstanding, and if no MLI Public Preferred Shares are outstanding, MFC will not declare or pay cash dividends on its Preferred Shares and Common Shares, in each case, until the sixth month following the relevant Other Deferral Event date.

MFC has paid the following cash dividends in the period from January 1, 2007 to December 31, 2009:

I.	On the Common Shares, (i) a dividend of $0.20 per share was paid on March 19, 2007, (ii) a dividend of $0.22 per share was paid on June 19, 2007 and September 19, 2007, (iii) a dividend of $0.24 per share was paid on December 19, 2007, March 19, 2008 and June 19, 2008, (iv) a dividend of $0.26 per share was paid on September 19, 2008, December 19, 2008, March 19, 2009 and June 19, 2009, and (v) a dividend of $0.13 per share was paid on September 21, 2009 and December 21, 2009;

II.	On the Class A Shares Series 1, a dividend of $0.25625 per share was paid on the 19th day, or the first business day thereafter, of March, June, September and December in each year;

III.	On the Class A Shares Series 2, a dividend of $0.29063 per share was paid on the 19th day, or the first business day thereafter, of March, June, September and December in each year;

IV.	On the Class A Shares Series 3, a dividend of $0.28125 per share was paid on the 19th day, or the first business day thereafter, of March, June, September and December in each year;

V.	On the Class A Shares Series 4, (i) a dividend of $0.4837 per share was paid on June 19, 2009, and (ii) a dividend of $0.4125 per share was paid on September 19, 2009 and December 19, 2009; and

VI.	On the Class 1 Shares Series 1, (i) a dividend of $0.41425 per share was paid on September 19, 2009, and (ii) a dividend of $0.35 per share was paid on December 19, 2009.

In the period from January 1, 2007 to December 31, 2007, Manufacturers Life paid a cash dividend of $0.38125 per share on the Class A Shares Series 6, of Manufacturers Life on the last day, or the first business day thereafter, of March, June, September and December of each year until their redemption on December 31, 2007.

CONSTRAINTS ON OWNERSHIP OF SHARES

The ICA contains restrictions on the purchase or other acquisition, issue, transfer and voting of the shares of MFC. Pursuant to these restrictions, no person is permitted to acquire any shares of MFC if the acquisition would cause the person to have a “significant interest” in any class of shares of MFC, unless the prior approval of the Minister of Finance is obtained. The restrictions also prohibit any person from becoming a “major shareholder” of MFC. In addition, MFC is not permitted to record in its securities register any transfer or issue of shares if the transfer or issue would cause the person to breach the ownership restrictions. For these purposes, a person has a significant interest in a class of shares of MFC where the aggregate of any shares of that class beneficially owned by that person, any entity controlled by that person and by any person associated or acting jointly or in concert with that person exceeds 10% of all the outstanding shares of that class of shares of MFC. A person is a major shareholder if the aggregate of any shares in a class of voting shares held by that person and by any entity controlled by that person exceeds 20% of the outstanding shares of that class, or, for a class of non-voting shares, a holding exceeds 30% of that class. If a person contravenes any of these restrictions, the Minister of Finance may, by order, direct such person to dispose of all or any portion of those shares. In addition, the ICA prohibits life insurance companies, including MFC, from recording in its securities register a transfer or issue of any share to Her Majesty in right of Canada or of a province, an agent or agency of Her Majesty, a foreign government or an agent or agency of a foreign government and provides further that no person may exercise the voting rights attached to those shares of an insurance company.

Under applicable insurance laws and regulations in Michigan, New York, Massachusetts, and Vermont, no person may acquire control of any of the Company’s insurance company subsidiaries domiciled in any such state without obtaining prior approval of such state’s insurance regulatory authority. Under applicable laws and regulations, any person acquiring, directly or indirectly, 10% or more of the voting securities of any other person is presumed to have acquired “control” of such person. Thus, any person seeking to acquire 10% or more of the voting securities of MFC must obtain the prior approval of the insurance regulatory authorities in certain states including Michigan, Massachusetts, Vermont and New York, or must demonstrate to the relevant insurance commissioner’s satisfaction that the acquisition of such securities will not give them control of MFC. Under U.S. law, the failure to obtain such prior approval would entitle MFC or the insurance regulatory authorities to seek injunctive relief, including enjoining any proposed acquisition, the voting of such securities at any meeting of the holders of Common Shares, or seizing shares owned by such person, and such shares may not be entitled to be voted at any meeting of the holders of Common Shares.

RATINGS

The following table summarizes the security ratings that MFC has received from approved rating organizations on its outstanding securities as at the date of this Annual Information Form. Approved rating organizations are defined by Canadian securities laws to include DBRS, Fitch and S&P.

	DBRS	Fitch	S&P
Class A Series 1	Pfd-1(low) Stable	BBB+ / Negative	P-1(low) / A- / Negative
Class A Series 2	Pfd-1(low) Stable	BBB+ / Negative	P-1(low) / A- / Negative
Class A Series 3	Pfd-1(low) Stable	BBB+ / Negative	P-1(low) / A- / Negative
Class A Series 4	Pfd-1(low) Stable	BBB+ / Negative	P-1(low) / A- / Negative
Class 1 Series 1	Pfd-1(low) Stable	BBB+ / Negative	P-1(low) / A- / Negative
Medium Term Notes	AA (low) Stable	A / Negative	A+ / Negative

The security ratings accorded by the rating organizations are not a recommendation to purchase, hold or sell these securities and may be subject to revision or withdrawal at any time by the rating organizations. Security ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities. The Company provides certain rating agencies with confidential, in-depth information in support of the rating process. The issuance of additional debt, hybrid securities, or preferred shares could put pressure on these ratings. If, in the view of the rating organizations, there is deterioration in capital flexibility, operating performance, or the risk profile of the Company, this could also put pressure on these ratings.

DBRS Ratings

DBRS assigns ratings for preferred shares in a range from Pfd-1 to D. These ratings are meant to give an indication of the risk that an issuer will not fulfill its full obligations in a timely manner. Every DBRS rating is based on quantitative and qualitative considerations relevant to the issuing entity. Each rating category is denoted by the subcategories “high” and “low”. The absence of either a “high” or “low” designation indicates the rating is in the middle of the category. These ratings are appended with one of three rating trends – “Positive”, “Stable”, or “Negative”. The ratings trend helps to give investors an understanding of DBRS’ opinion regarding the outlook for the rating in question.

MFC’s Class A Shares, Series 1, Series 2, Series 3 and Series 4, as well as MFC’s Class 1 Shares Series 1 have been assigned a Pfd-1(low) rating, third out of 16 preferred share ratings on the respective rating scale, as they are considered to be of superior credit quality and are supported by entities with strong earnings and balance sheet characteristics. The Stable trend assigned by DBRS indicates that the rating is not expected to change.

MFC’s Medium Term Notes have been assigned an AA(low) rating, reflecting superior credit quality, with protection of interest and principal considered as high. Entities rated AA(low) are considered to be strong credits, typically exemplifying above-average strength in key areas of consideration and unlikely to be significantly affected by reasonably foreseeable events.

Fitch Ratings

Fitch assigns ratings for preferred shares in a range from “AAA” to “D” and these ratings provide an opinion on the ability of a securities issuer to meet financial commitments such as interest, preferred dividends, or repayment of principal, on a timely basis. These ratings are used as indications of the likelihood of repayment in accordance with the terms of the security and imply no specific prediction of default probability. These ratings do not directly address any risk other than credit risk. A “+” or “-” may be appended to a rating to denote its relative status within major rating categories. A rating outlook indicates the direction a rating is likely to move over a predetermined period of time. Rating outlooks may be positive, stable, negative or evolving.

MFC’s Class A Shares, Series 1, Series 2, Series 3 and Series 4, as well as MFC’s Class 1 Shares Series 1 have been assigned a ‘BBB+’ rating, eight out of 21 preferred share ratings on the respective rating scale, denoting a low expectation of credit risk. The Company’s capacity for timely payment of financial commitments is considered to be adequate, but adverse business or economic conditions are more likely to impair this capacity.

MFC’s Medium Term Notes have been assigned an ‘A’ rating, reflecting high credit quality. The ‘A’ rating denotes expectations of low credit risk and indicates a strong capacity for payment of financial commitments. This capacity may, nevertheless, be more vulnerable to adverse business or economic conditions than is the case for higher ratings.

The Negative outlook assigned to these securities reflects Fitch’s concern over the still fragile economic recovery and financial markets, and their effect on MFC’s capital and earnings. Key rating concerns include MFC’s large, albeit reduced, exposure to equity market declines related to segregated fund and variable annuity guarantees, lower long-term earnings profile and higher than expected volatility in earnings and capital.

S&P’s Ratings

S&P assigns ratings for Canadian preferred shares in a range from “P-1” to “D” and these ratings are a current assessment of the creditworthiness of an obligor with respect to a specific preferred share obligation issued in the Canadian market, relative to preferred shares issued by other issuers in the Canadian market. There is a direct correspondence between the specific ratings assigned on the Canadian preferred share scale and the various rating levels on the global debt rating scale of S&P. It is the practice of S&P to present an issuer’s preferred share ratings on both the global rating scale and on the Canadian national scale when listing the ratings for a particular issuer.

In January 2010, following the completion of the U.S. subsidiary reorganization, S&P made the decision to apply standard notching of parent company-related ratings relative to insurance subsidiary ratings. As a result, S&P lowered MFC’s counterparty credit rating by one notch, based on their view of the Company’s reduced cash flow diversification after the reorganization. S&P cited the original organizational diversification as being important in supporting the previously non-standard two-notch differential between MFC’s counterparty credit rating and the higher financial strength rating of its core insurance subsidiaries.

MFC’s Class A Shares, Series 1, Series 2, Series 3 and Series 4, as well as MFC’s Class 1 Shares Series 1 have been assigned a P-1(low) rating on the Canadian scale, which corresponds to an ‘A-’ rating on the global scale. The ‘A-’ rating ranks fifth out of 20 preferred share ratings on the respective ratings scale, and denotes that the specific obligation is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than other obligations in higher rated categories. However, MFC’s capacity to meet its financial commitment on the ‘A-’ rated obligation is still strong.

MFC’s Medium Term Notes have been assigned an A+ rating, reflecting strong credit quality, with protection of interest and principal considered as very high. An obligation rated “A+” is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories, but nonetheless demonstrates that the obligor’s capacity to meet its financial commitment on the obligation is still considered as strong.

The Negative outlook assigned to these securities reflects S&P’s view of the Company’s continued sensitivity to equity markets and declining interest rates, and the pressure that remains on core operating earnings, fixed charges and capital adequacy.

MARKET FOR SECURITIES

MFC’s Common Shares are listed for trading under the symbol “MFC” on the Toronto Stock Exchange (“TSX”), the New York Stock Exchange (“NYSE”), and the Philippine Stock Exchange and under “0945” on The Stock Exchange of Hong Kong. The Class A Shares Series 1, Class A Shares Series 2, Class A Shares Series 3, and Class A Shares Series 4 are listed for trading on the TSX under the symbol “MFC.PR.A”, “MFC.PR.B”, “MFC.PR.C” and “MFC.PR.D” respectively. The Class 1 Shares Series 1 are listed for trading on the TSX under the symbol “MFC.PR.E”.

Trading Price and Volume

The following table sets out the closing price range and trading volume of the Common Shares on the TSX and the NYSE for the period indicated.

	TSX			NYSE
2009	High (C$)	Low (C$)	Volume (000s)	High (U.S.$)	Low (U.S.$)	Volume (000s)
January	$24.57	$18.51	97,572,872	$20.79	$14.71	56,685,836
February	$21.74	$12.25	164,573,168	$17.85	$9.85	81,789,872
March	$16.38	$9.02	286,116,448	$13.37	$6.94	116,566,208
April	$21.00	$13.76	203,139,344	$17.63	$10.87	79,365,096
May	$23.97	$20.02	154,893,680	$21.49	$16.88	59,291,244
June	$25.12	$19.40	159,265,872	$22.87	$16.77	58,471,784
July	$26.47	$18.51	133,355,824	$24.51	$15.87	54,327,496
August	$26.50	$21.15	122,776,568	$24.97	$19.07	59,508,132
September	$23.26	$21.00	110,394,344	$21.71	$19.03	67,202,000
October	$22.97	$19.66	89,984,000	$21.95	$18.17	58,248,092
November	$21.10	$18.21	127,469,392	$20.15	$17.08	44,438,636
December	$19.36	$17.30	119,072,464	$18.55	$16.35	33,872,696

The following table sets out the closing price range and trading volume of the Class A Shares Series 1, Series 2, Series 3, Series 4 and Class 1 Shares Series 1 on the TSX for the period indicated.

	TSX – Class A Shares Series 1			TSX – Class A Shares Series 2
2009	High (C$)	Low (C$)	Volume (000s)	High (C$)	Low (C$)	Volume (000s)
January	$24.74	$24.21	920,982	$19.49	$17.27	331,405
February	$24.75	$23.49	320,986	$17.75	$16.01	340,393
March	$25.00	$23.20	156,159	$16.59	$14.22	142,945
April	$25.00	$24.26	258,993	$18.00	$15.82	256,829
May	$25.26	$24.51	241,197	$19.39	$17.30	491,969
June	$26.23	$24.75	349,402	$19.49	$18.27	215,812
July	$25.99	$24.86	212,784	$19.84	$17.90	383,774
August	$27.22	$25.51	119,964	$21.30	$19.30	484,521
September	$26.71	$25.62	82,794	$20.73	$19.74	151,221
October	$26.58	$25.70	59,768	$19.99	$19.08	466,159
November	$26.89	$25.81	65,266	$20.17	$19.19	193,012
December	$26.92	$26.00	152,684	$20.11	$19.39	185,490

	TSX – Class A Shares Series 3			TSX – Class A Shares Series 4
2009	High (C$)	Low (C$)	Volume (000s)	High (C$)	Low (C$)	Volume (000s)
January	$18.90	$16.60	370,541	—	—	—
February	$17.50	$14.26	126,200	—	—	—
March	$15.97	$13.10	190,277	$24.80	$23.50	1,825,452
April	$17.50	$14.88	208,683	$26.48	$24.65	1,207,319
May	$18.37	$17.10	163,163	$27.00	$26.00	931,382
June	$18.19	$17.20	303,260	$27.14	$26.40	734,654
July	$19.18	$17.24	355,981	$28.50	$27.00	541,124
August	$20.51	$19.10	303,293	$28.19	$27.50	826,802
September	$20.08	$18.61	239,212	$28.14	$27.55	772,568
October	$19.40	$18.35	456,510	$28.10	$27.49	554,099
November	$19.63	$18.55	185,023	$28.01	$27.43	861,164
December	$19.40	$18.74	164,509	$28.24	$27.70	960,981

				TSX – Class 1 Shares Series 1
2009				High (C$)	Low (C$)	Volume (000s)
July				$27.20	$25.30	888,143
August				$27.00	$26.28	346,702
September				$26.75	$26.17	598,433
October				$26.75	$26.38	383,696
November				$27.48	$26.47	304,148
December				$27.44	$26.80	317,138

LEGAL PROCEEDINGS

The Company is regularly involved in legal actions, both as a defendant and as a plaintiff. The legal actions naming the Company as a defendant ordinarily involve its activities as a provider of insurance protection and wealth management products, as well as an investment adviser, employer and taxpayer. In addition, government and regulatory bodies in Canada, the United States and Asia regularly make inquiries and, from time to time, require the production of information or conduct examinations concerning the Company’s compliance with, among other things, insurance laws, securities laws, and laws governing the activities of broker-dealers.

The Company announced on June 19, 2009 that it had received an enforcement notice from staff of the Ontario Securities Commission (“OSC”) relating to its disclosure before March 2009 of risks related to its variable annuity guarantee and segregated funds business. The notice indicates that it is the preliminary conclusion of OSC staff that the Company failed to meet its continuous disclosure obligations related to its exposure to market price risk in its segregated funds and variable annuity guaranteed products. The Company has the opportunity to respond to the notice before OSC staff makes a decision whether to commence proceedings. The Company has responded to the notice and is cooperating with OSC staff in responding to further inquiries. The process is ongoing.

The Company may become subject to regulatory or other action by regulatory authorities in other jurisdictions based on similar allegations. The Company is not currently aware that any other regulatory body is considering commencing proceedings based on the Company’s disclosure obligations. However, there can be no assurance that additional regulatory proceedings will not be commenced in the future.

Proposed class action law suits against the Company have been filed in Canada and the United States, on behalf of investors in those jurisdictions, based on similar allegations. The Company may become subject to other similar law suits by investors.

The Company believes that its disclosure satisfied applicable disclosure requirements and intends to vigorously defend itself against any claims based on these allegations.

Plaintiffs in class action and other lawsuits against the Company may seek very large or indeterminate amounts, including punitive and treble damages, and the damages claimed and the amount of any probable and estimable liability, if any, may remain unknown for substantial periods of time. A substantial legal liability or a significant regulatory action could have a material adverse effect on the Company’s business, results of operations, financial condition and capital position and adversely affect its reputation. Even if the Company ultimately prevails in the litigation, regulatory action or investigation, it could suffer reputational harm, which could have an adverse effect on its business, results of operations, financial condition and capital position, including its ability to attract new customers, retain current customers and recruit and retain employees.

DIRECTORS AND EXECUTIVE OFFICERS

DIRECTORS

The by-laws of MFC provide that the Board of Directors shall consist of a minimum of seven and a maximum of 30 Directors, with the exact number of Directors to be elected at any annual meeting of MFC to be fixed by the Directors prior to such annual meeting.

The following table sets forth for each of the Directors of MFC, their province or state and country of residence, position with Manulife Financial and their principal occupation as at March 16, 2010. Additional information on each Director can be found at the section entitled “Nominees for the Board of Directors” in MFC’s Proxy Circular dated March 16, 2010 filed on SEDAR, which section is incorporated herein by reference.

Each director is elected for a term of one year, expiring at the next annual meeting of the Company. The next annual meeting will occur on May 6, 2010.

Name and Residence	Position with Manulife Financial	Principal Occupation
Dr. Gail C.A. Cook-Bennett Ontario, Canada	Chair of the Board(1)	Chair of the Board Manulife Financial

Donald A. Guloien Ontario, Canada	President and Chief Executive Officer, Director	President and Chief Executive Officer, Manulife Financial

Linda Bammann Florida, United States	Director	Corporate Director(2)

John M. Cassaday Ontario, Canada	Director	President and Chief Executive Officer, Corus Entertainment Inc. (broadcasting company)

Lino J. Celeste New Brunswick, Canada	Director	Corporate Director

Thomas P. d’Aquino Ontario, Canada	Director	Chairman and Chief Executive, Intercounsel Ltd. (management consulting firm) (3)

Richard B. DeWolfe Massachusetts, United States	Director	Managing Partner, DeWolfe & Company LLC (consulting firm)

Robert E. Dineen, Jr. New York, United States	Director	Attorney at Law(4)

Pierre Y. Ducros Quebec, Canada	Director	President, P. Ducros & Associates, Inc. (investment firm)

Name and Residence	Position with Manulife Financial	Principal Occupation
Scott M. Hand Ontario, Canada	Director	Chair, Royal Nickel Corporation (nickel development company) (5)

Robert J. Harding Ontario, Canada	Director	Chair, Brookfield Assessment Management Inc. (specialist asset management company focused on property, power and other infrastructure assets)

Luther S. Helms Arizona, United States	Director	Managing Director, Sonata Capital Group (investment advice firm)

Thomas E. Kierans Ontario, Canada	Director	Chair of Council and Vice President, Social Sciences and Humanities Research Council (agency for university-based research and student training) (6)

Dr. Lorna R. Marsden Ontario, Canada	Director	President Emerita and Professor, York University (7)

John R.V. Palmer Ontario, Canada	Director	Consultant (8)

Hugh W. Sloan, Jr. Michigan, United States	Director	Retired Deputy Chairman, Woodbridge Foam Corporation (manufacturer of automobile parts) (9)

Gordon G. Thiessen Ontario, Canada	Director	Corporate Director (10)

(1)	Dr. Cook-Bennett was appointed Chair of the Board effective October 2, 2008. Prior to October 2008, Dr. Cook-Bennett was Chair of the Canada Pension Plan Investment Board.
(2)	Prior to January 2005, Linda Bammann was Deputy Risk Officer, JP Morgan Chase & Co.
(3)	Prior to January 2010, Thomas d’Aquino was Chief Executive and President, Canadian Counsel of Chief Executives.
(4)	Prior to January 2009, Robert Dineen was Of Counsel to Shearman & Sterling LLP.
(5)	Since September 2009, Scott Hand has been the Chair of Royal Nickel Corporation. Prior to January 2007, Scott Hand was CEO of Inco Limited. Prior to October 2006, Mr. Hand was Chairman and CEO of Inco Limited.
(6)	Prior to July 2007, Thomas Kierans was Chair, the Canadian Journalism Foundation. Prior to December 2005, Mr. Kierans was Chairman, CSI Global Education Inc., and prior to November 2004, Mr. Kierans was Chairman, The Canadian Institute for Advanced Research.
(7)	Prior to July 2007, Lorna Marsden was President and Vice Chancellor, York University.
(8)	Since June 2005, John Palmer has been the Chair of the Toronto International Leadership Centre for Financial Sector Supervision.
(9)	Prior to August 19, 2008, Hugh Sloan was Deputy Chairman, Woodbridge Foam Corporation.
(10)	Prior to April 20, 2008, Gordon Thiessen was Chair, Canadian Public Accountability Board.

EXECUTIVE OFFICERS

The name, province or state and country of residence, and position of each of the executive officers of Manulife Financial are set forth in the following table as of March 16, 2010.

Name and Residence	Position with Manulife Financial
Donald A. Guloien Ontario, Canada	President and Chief Executive Officer (1)

John D. DesPrez III Massachusetts, United States	Chief Operating Officer (2)

Diane M. Bean Ontario, Canada	Executive Vice President Corporate Affairs and Human Resources

Michael W. Bell Ontario, Canada	Senior Executive Vice President and Chief Financial Officer (3)

Jean-Paul Bisnaire Ontario, Canada	Senior Executive Vice President, Business Development and General Counsel

James R. Boyle Massachusetts, United States	Senior Executive Vice President, U.S. Division (4)

Robert A. Cook Hong Kong, Special Administrative Region of China	Senior Executive Vice President and General Manager, Asia (5)

Simon R. Curtis Ontario, Canada	Executive Vice President and Chief Actuary

Scott S. Hartz Massachusetts, United States	Executive Vice President, General Account Investments (6)

Beverly S. Margolian Ontario, Canada	Executive Vice President and Chief Risk Officer

Paul L. Rooney Ontario, Canada	Senior Executive Vice President and General Manager, Canada (7)

Warren A. Thomson Ontario, Canada	Senior Executive Vice President and Chief Investment Officer (8)

(1)	Prior to May 2009, Donald Guloien was Senior Executive Vice President and Chief Investment Officer.
(2)	Prior to May 2009, John DesPrez was Senior Executive Vice President, North American Operations. Prior to May 2008, Mr. DesPrez was Senior Executive Vice President, John Hancock Financial Services.
(3)	Prior to June 2009, Michael Bell was Executive Vice President and Chief Financial Officer of CIGNA Corporation.
(4)	Prior to May 2009, James Boyle was Executive Vice President, U.S. Insurance. Prior to January 2007, Mr. Boyle was Executive Vice President, Annuities, John Hancock.
(5)	Prior to January 2007, Robert Cook was Executive Vice President, Life Insurance, John Hancock.
(6)	Prior to May 2009, Scott Hartz was Executive Vice President, U.S. Investments.
(7)	Prior to March 2007, Paul Rooney was Executive Vice President, Individual Insurance and Chief Financial Officer, Canadian Division. Prior to March 2006, Paul Rooney was Executive Vice President, Canadian Individual Insurance.
(8)	Prior to May 2009, Warren Thomson was Executive Vice President, U.S. Investments and Global Investment Management. Prior to September 2006, Mr. Thomson was Executive Vice President, U.S. Investments.

SHARE OWNERSHIP

The number of Common Shares held by Directors and Executive Officers of MFC as at December 31, 2009 was 733,080, which represented less than 1% of the outstanding Common Shares.

TRANSFER AGENT AND REGISTRAR

The transfer agents for MFC’s Common Shares are as follows:

In Canada:	CIBC Mellon Trust Company P.O. Box 7010, Adelaide Street Postal Station Toronto, Ontario, Canada, M5C 2W9 Toll Free: 1-800-783-9495	In the United States:	BNY Mellon Shareowner Services P.O. Box 358015 Pittsburgh, Pennsylvania, U.S.A. 15252 Toll Free: 1-800-249-7702

The transfer agent for MFC’s Class A Shares Series 1, Series 2, Series 3, Series 4 and Series 5 and Class 1 Shares Series 1 and Series 2 is CIBC Mellon Trust Company.

MATERIAL CONTRACTS

MFC entered into a trust indenture dated May 19, 2005 with CIBC Mellon Trust Company (“CIBC Mellon”)(as amended, the “Trust Indenture”) setting out the terms of debentures that may be issued by MFC under a prospectus supplement to a short form base shelf prospectus, as filed with applicable securities regulators from time to time. MFC has entered into supplemental indentures to the Trust Indenture with CIBC Mellon dated May 19, 2005, March 28, 2006, June 26, 2008, April 8, 2009, and June 2, 2009 with CIBC Mellon setting out the terms of Medium Term Notes that may be issued by MFC under a Medium Term Note Program Prospectus Supplement, as filed with applicable securities regulators from time to time. Under the terms of the Trust Indenture, an aggregate maximum of $5.0 billion of Medium Term Notes are currently issuable. As at December 31, 2009, an aggregate principal amount of $2.9 billion in Medium Term Notes are issued and outstanding.

On December 9, 2009, the SEC declared effective a joint registration statement filed in the United States by MFC and John Hancock USA relating to medium term notes to be offered by John Hancock USA to retail investors under the SignatureNotes program, the payment of which is fully and unconditionally guaranteed by MFC. MFC has also fully and unconditionally guaranteed the SignatureNotes previously sold by John Hancock Life. The obligation to pay the SignatureNotes issued by John Hancock Life was assumed by John Hancock USA when John Hancock Life merged with and into John Hancock USA on December 31, 2009. MFC’s guarantees of the SignatureNotes are unsecured obligations of MFC, and are subordinated in right of payment to the prior payment in full of all other obligations of MFC, except for other guarantees or obligations of MFC which by their terms are designated as ranking equally in right of payment with or subordinate to MFC’s guarantees of the SignatureNotes. As of December 31, 2009, John Hancock USA had approximately U.S. $1.17 billion principal amount of SignatureNotes outstanding (which amount includes SignatureNotes issued by John Hancock Life and assumed by John Hancock USA), with capacity to issue a further U.S. $1.985 billion principal amount under the terms of issuance program governing the SignatureNotes as at that date. More information about MFC’s guarantee of the SignatureNotes can be found at Note 21(k) of MFC’s Audited Annual Financial Statements for the year ended December 31, 2009 filed on SEDAR.

MFC entered into a trust indenture dated December 14, 2006 (the “MFLP Indenture”) with CIBC Mellon and Manulife Finance (Delaware), L.P. (“MFLP”) as a guarantor of the debentures of MFLP issued under the MFLP Indenture. Under the terms of the MFLP Indenture, MFC unconditionally and irrevocably guaranteed on a senior basis the payment of principal, premium, if any, interest and redemption price in respect of $550 million principal amount of 4.448% fixed/floating senior debentures of MFLP due December 15, 2026. MFC also unconditionally and irrevocably guaranteed on a subordinated basis the payment of principal, premium, if any, interest and redemption price in respect of $650 million principal amount of 5.059% fixed/floating subordinated debentures of MFLP due December 15, 2041. More information about MFC’s guarantee of the debentures issued by MFLP can be found at Note 18(f) of MFC’s Audited Annual Financial Statements for the year ended December 31, 2009 filed on SEDAR.

MFC entered into a full and unconditional subordinated guarantee dated January 29, 2007 of Manufacturers Life’s $550 million of outstanding 6.24% subordinated debentures due February 16, 2016 and a subordinated guarantee dated January 29, 2007 of Class A and Class B preferred shares of Manufacturers Life and any other class of preferred shares that rank on a parity with Class A Shares or Class B Shares of Manufacturers Life. As a result of these guarantees, Manufacturers Life has received an exemption from the requirements to file certain continuous disclosure materials with the Canadian securities regulatory authorities.

MFC entered into a credit agreement dated November 6, 2008 with Bank of Montreal, Canadian Imperial Bank of Commerce, National Bank of Canada, Royal Bank of Canada, The Bank of Nova Scotia and The Toronto-Dominion Bank. The loan was an unsecured five-year non-revolving term loan of $3 billion, with an interest rate based on the bankers’ acceptance rate or the prime rate, plus a margin. It was repayable by MFC at any time without penalty or make-whole provisions. Concurrent with a private placement and public offering of common shares by MFC that closed on December 11, 2008, the loan was renegotiated and replaced by a credit agreement dated December 11,

2008 for $2 billion with Bank of Montreal, Canadian Imperial Bank of Commerce, National Bank of Canada, Royal Bank of Canada and The Bank of Nova Scotia (the “December 2008 Credit Agreement”).

The December 2008 Credit Agreement had a five-year non-revolving term and had been deployed by MFC to provide additional regulatory capital for its operating subsidiaries. The interest rate on the loan was a variable rate based on the bankers’ acceptance rate or the prime rate, plus a margin. The loan was repayable by MFC at any time without penalty or make-whole provisions. The December 2008 Credit Agreement included a financial covenant, as well as other positive and negative covenants usual for transactions of this nature. The loan was unsecured and ranked pari passu with all other unsecured and unsubordinated indebtedness of MFC. On June 3, 2009 MFC repaid approximately $905 million under the December 2008 Credit Agreement from proceeds of public offerings of securities. On December 11, 2009, MFC repaid the final amount outstanding under the December 2008 Credit Agreement of $1 billion plus interest, following which the December 2008 Credit Agreement was terminated.

INTERESTS OF EXPERTS

Ernst & Young LLP, Chartered Accountants, Licensed Public Accountants, Toronto, Ontario, is the external auditor who prepared the Independent Auditors’ Report to the Shareholders and the Independent Auditors’ Report on Internal Controls under Standards of the Public Company Accounting Oversight Board (United States). Ernst & Young LLP is independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario, United States federal securities laws and the rules and regulations thereunder, including the independence rules adopted by the Securities and Exchange Commission pursuant to the Sarbanes-Oxley Act of 2002 and is in compliance with Rule 3520 of the Public Company Accounting Oversight Board.

AUDIT & RISK MANAGEMENT COMMITTEE

Audit Committee Charter

The Audit and Risk Management Committee (the “Audit Committee”) has adopted a formal Charter that describes the Audit Committee’s role and responsibilities. The Charter is set out in the attached Schedule 1.

The Corporate Governance and Nominating Committee reviewed the structure and responsibilities of the Audit Committee and recommended the separation of the audit and risk oversight functions previously undertaken by the Audit Committee. The Board approved this proposal and has established a separately constituted Risk Committee of the Board of Directors. The new Risk Committee will be responsible for assisting the Board in its oversight of the Company’s management of its principal risks, including reviewing the principal risks of the Company identified by management and assessing whether the key risks of the Company have been identified, reviewing, and if appropriate, approving management’s recommended policies, procedures and controls used to identify, assess and manage the Company’s principal risks, assessing the Company’s programs, procedures and controls in place to manage its principal risks and reviewing the Company’s compliance with its risk management, and legal and regulatory requirements. These responsibilities will include reviewing reports from the Disclosure Committee which consists of members of management. The newly constituted Audit Committee will be responsible for assisting the Board in its oversight role with respect to the quality and integrity of financial information, the effectiveness of the Company’s internal control over financial reporting, the effectiveness of the Company’s risk management and compliance practices, the performance, qualifications and independence of the independent auditor, and the performance of the Company’s internal audit function. These responsibilities will include reviewing reports from the Risk Committee and the Disclosure Committee. It is anticipated that the first Risk Committee meeting will be held on April 7, 2010 and the first meeting of the newly constituted Audit Committee will be held on May 5, 2010.

Composition of The Audit Committee

In 2009, Messrs. Richard B. DeWolfe, Lino J. Celeste, Thomas P. d’Aquino, Robert E. Dineen Jr., Robert J. Harding, Luther S. Helms, Thomas E. Kierans, John R. V. Palmer (appointed November 4, 2009) and Ms. Linda Bammann (appointed August 5, 2009) were the members of MFC’s Audit Committee. Mr. DeWolfe became the Chair of the Audit Committee effective January 1, 2007 and was previously Co-Chair of the Audit Committee with Mr. Kierans from May 4, 2006 to December 31, 2006. The Board has determined that all members of the Audit Committee are financially literate and that Messrs. DeWolfe, Celeste, Dineen, Harding, Helms, Kierans, Palmer and Ms. Bammann possess the necessary qualifications to be designated as Audit Committee Financial experts.

The following are members of the newly constituted Audit Committee: Messrs. Richard B. DeWolfe, Thomas P. d’Aquino, Robert E. Dineen Jr., Robert J. Harding, Luther S. Helms, John R. V. Palmer and Gordon G. Thiessen.

Relevant Education and Experience

In addition to the general business experience of each member of the Audit Committee, the relevant education and experience of each member of MFC’s Audit Committee in 2009 is as follows: Mr. DeWolfe holds a BAS, Marketing and Finance from Boston University and is the former Chairman and Chief Executive Officer of The DeWolfe Companies, Inc., a publicly listed home ownership organization prior to being acquired by Cendant Corp. Mr. Celeste is an electrical engineer, is the past Chairman of Aliant Inc. and was the President and Chief Executive Officer of New Brunswick Telephone Company Limited. Mr. d’Aquino holds a BA from the University of British Columbia, a LLB from Queen’s University and the University of British Columbia, a LLM from the University of London and Honorary Degrees of Doctor of Laws from Queen’s University and Wilfrid Laurier University and is currently Chairman and Chief Executive, Intercounsel Ltd. and Senior Counsel and Chair of the Business Strategy and Public Policy Group at Gowling Lafleur Henderson LLP. Previously, Mr. d’Aquino was the Chief Executive and President of the Canadian Council of Chief Executives, an organization that he led from 1981 through 2009. Mr. Dineen holds a BA from Brown University and a LLB from Syracuse University, and is a former securities law partner at Shearman & Sterling LLP. Mr. Harding holds a BA, Mathematics from the University of Waterloo, is a Chartered Accountant and is the Chairman of Brookfield Asset Management Inc., a specialist asset management company focused on property, power and other infrastructure assets. Mr. Helms holds a BA from the University of Arizona and a MBA from the University of Santa Clara and is Managing Director of Sonata Capital Group. Previously, Mr. Helms was Vice Chairman of KeyBank West and Vice Chairman of Bank of America Corporation. Mr. Kierans holds a MBA from the University of Chicago, was formerly the Chairman of Moore Corporation Limited and Petro-Canada, was formerly the President and Chief Executive Officer of the C.D. Howe Institute and is a former member of the board of directors of BCE Inc. (now Bell Canada Inc.), TransCanada Pipelines and Inmet Mining Corporation. Mr. Palmer holds a BA from the University of British Columbia, is a Chartered Accountant and is the former Deputy Chairman and Managing Partner of KPMG LLP (Canada) and the former Superintendent of OSFI, the principal regulator of financial institutions in Canada. Linda Bammann has a MA from the University of Michigan and a BSC from Stanford University, and is the former Deputy Head, Enterprise Risk Management at JP Morgan Chase and Company and the former EVP and Chief Risk Management Officer at Bank One Corporation.

Each member of the newly constituted Audit Committee was also a member of the Audit Committee in 2009, other than Mr. Thiessen. Mr. Thiessen holds a BA and a MA from the University of Saskatchewan, and a PhD from the London School of Economics. He is the past Governor of the Bank of Canada and the past Chair, Canadian Public Accountability Board, the oversight body for the auditing profession in Canada.

Pre-Approval Policies and Procedures

A description of the pre-approval policies and procedures of the Audit Committee can be found in the Company’s Statement of Corporate Governance Practices, located at Schedule A of MFC’s Proxy Circular dated March 16, 2010 filed on SEDAR, which Schedule is incorporated herein by reference, and on the Company’s web site at www.manulife.com.

External Auditor Service Fees

A description of the fees billed by the external auditor to the Company can be found at the section entitled “Business of the Annual and Special Meeting” in MFC’s Proxy Circular dated March 16, 2010 filed on SEDAR, which section is incorporated herein by reference.

PERFORMANCE AND NON-GAAP MEASURES

We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses. Non-GAAP measures referenced in this Annual Information Form include: Sales; Constant Currency Amounts; Premiums and Deposits; and Funds under Management. Non-GAAP financial measures are not defined terms under GAAP and, therefore, are unlikely to be comparable to similar terms used by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP.

For definitions of the non-GAAP financial measures referred to above and reconciliations from certain non-GAAP financial measures to the most directly comparable measure calculated in accordance with GAAP, see “Performance and Non-GAAP Measures” in our most recent Management’s Discussion and Analysis.

ADDITIONAL INFORMATION

Additional information with respect to the Company, including directors’ and officers’ remuneration and indebtedness, principal holders of securities, and securities authorized for issuance under MFC’s equity compensation plans, where applicable, is contained in MFC’s Proxy Circular dated March 16, 2010 filed on SEDAR. Additional financial information is provided in the Company’s comparative financial statements and the Company’s Management Discussion and Analysis for the most recently completed financial year. Additional information relating to the Company may be found on SEDAR at www.sedar.com and is accessible at the Company’s website, www.manulife.com. Requests for materials may be sent to the Investor Relations Department of Manulife Financial at 200 Bloor Street East, NT-7, Toronto, Canada M4W 1E5.

SCHEDULE 1 – AUDIT & RISK MANAGEMENT COMMITTEE CHARTER

Manulife Financial Corporation (the “Company”)

Audit and Risk Management Committee Charter (2010)

1.	Overall Role and Responsibility

1.1	The Audit Committee (“Committee”) shall:

(a)	assist the Board of Directors in its oversight role with respect to:

(i)	the quality and integrity of financial information;

(ii)	the effectiveness of the Company’s internal control over financial reporting;

(iii)	the effectiveness of the Company’s risk management and compliance practices;

(iv)	the independent auditor’s performance, qualifications and independence;

(v)	the performance of the Company’s internal audit function; and

(vi)	the Company’s compliance with legal and regulatory requirements; and

(b)	prepare such reports of the Committee required to be included in the Proxy Circular in accordance with applicable laws or the rules of applicable securities regulatory authorities.

2.	Structure and Composition

2.1	The Committee shall consist of five or more Directors appointed by the Board of Directors on the recommendation of the Corporate Governance and Nominating Committee.

2.2	No member of the Committee shall be an officer or employee of the Company, its subsidiaries or affiliates. Members of the Committee will not be affiliated with the Company as such term is defined in the Insurance Companies Act (Canada) (the “Act”).

2.3	A majority of the Committee members will be resident Canadians.

2.4	Each member of the Committee shall satisfy the applicable independence and experience requirements of the laws governing the Company, the applicable stock exchanges on which the Company’s securities are listed and applicable securities regulatory authorities.

2.5	The Board of Directors shall designate one member of the Committee as the Committee Chair.

2.6	Members of the Committee shall serve at the pleasure of the Board of Directors for such term or terms as the Board of Directors may determine.

2.7	Each member of the Committee shall be financially literate as such qualification is defined by applicable law and interpreted by the Board of Directors in its business judgment.

2.8	The Board of Directors shall determine whether and how many members of the Committee qualify as a financial expert as defined by applicable law.

2.9	The Committee shall annually determine whether any of its members serve on the audit committee of more than three public companies (including the Committee). If any of the Committee members fall into this category, the Committee shall consider the ability of such members to effectively serve on the Committee and, if it is determined that such members are able to continue serving, the Committee shall record the reasons for such a decision.

3.	Structure, Operations and Assessment

3.1	The Committee shall meet quarterly or more frequently as the Committee may determine. The Committee shall report to the Board of Directors on its activities after each of its meetings.

3.2	The affirmative vote of a majority of the members of the Committee participating in any meeting of the Committee is necessary for the adoption of any resolution.

3.3	The Committee may create one or more subcommittees and may delegate, in its discretion, all or a portion of its duties and responsibilities to such subcommittees.

3.4	The Committee shall, on an annual basis:

(a)	review and assess the adequacy of this Charter and, where necessary, recommend changes to the Board of Directors for its approval;

(b)	undertake a performance evaluation of the Committee comparing the performance of the Committee with the requirements of this Charter, including obtaining the views of the independent auditor as to the effectiveness of the Committee; and

(c)	report the results of the performance evaluation to the Board of Directors.

The performance evaluation by the Committee shall be conducted in such manner as the Committee deems appropriate. The report to the Board of Directors may take the form of an oral report by the chair of the Committee or any other member of the Committee designated by the Committee to make this report.

3.5	The Committee is expected to establish and maintain free and open communication with management, the independent auditor, the internal auditor and the Appointed Actuary and shall periodically meet separately with each of them.

4.	Specific Duties

The Committee will carry out the following specific duties:

4.1	Oversight of the Independent Auditor

(a)	Recommend to the Board that the independent auditor be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the issuer (subject to shareholder ratification).

(b)	Recommend to the Board the compensation of the independent auditor.

(c)	Provide the oversight of the work of the independent auditor engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services (including resolution of disagreements between management and the independent auditor regarding financial reporting). The independent auditor shall report directly to the Committee.

(d)	Preapprove all audit services and permitted non-audit services (including the fees, terms and conditions for the performance of such services) to be provided by the independent auditor.

(e)	When appropriate, the Committee may delegate to one or more members the authority to grant preapprovals of audit and permitted non-audit services and the full Committee shall be informed of each non-audit service.

(f)	Review the decisions of such delegates under subsection (e) above, which shall be presented to the full Committee at its next scheduled meeting.

(g)	Evaluate the qualifications, performance and independence of the independent auditor, including:

(i)	reviewing and evaluating the lead partner on the independent auditor’s engagement with the Company; and

(ii)	considering whether the auditor’s quality controls are adequate and the provision of permitted non-audit services are compatible with maintaining the auditor’s independence.

(h)	Present its conclusions with respect to the independent auditor to the Board of Directors and, if so determined by the Committee, recommend that the Board of Directors take additional action to satisfy itself of the qualifications, performance and independence of the independent auditor.

(i)	Obtain and review a report from the independent auditor at least annually regarding:

(i)	the independent auditor’s internal quality-control procedures;

(ii)	any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm;

(iii)	any steps taken to deal with any such issues; and

(iv)	all relationships between the independent auditor and the Company.

(j)	Review and discuss with management and the independent auditor prior to the annual audit the scope, planning and staffing of the annual audit.

(k)	Ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law.

(l)	Review and approve policies for the Company’s hiring of partners and employees or former partners and employees of the independent auditor.

4.2	Financial Reporting

(a)	Review and discuss with management and the independent auditor the annual audited financial statements and any other returns or transactions required to be reviewed by the Committee and report to the Board of Directors prior to approval by the Board of Directors and the publication of earnings.

(b)	Review such returns of the Company as the Superintendent of Financial Institutions may specify.

(c)	Review the Company’s annual and quarterly disclosures made in management’s discussion and analysis. The Committee shall approve any reports for inclusion in the Company’s Annual Report, as required by applicable legislation and make a recommendation thereon to the Board.

(d)	Require management to implement and maintain appropriate internal control procedures.

(e)	Review and discuss with management and the independent auditor management’s report on its assessment of internal controls over financial reporting and the independent auditor’s attestation report on management’s assessment.

(f)	Review, evaluate and approve the procedures established under s. 4.2(d).

(g)	Review such investments and transactions that could adversely affect the well-being of the Company as the auditor or any officer of the Company may bring to the attention of the Committee.

(h)	Review and discuss with management and the independent auditor the Company’s quarterly financial statements prior to the publication of earnings, including:

(i)	the results of the independent auditor’s review of the quarterly financial statements; and

(ii)	any matters required to be communicated by the independent auditor under applicable review standards.

(i)	Review and discuss with management and the independent auditor at least annually significant financial reporting issues and judgments made in connection with the preparation of the Company’s financial statements, including:

(i)	any significant changes in the Company’s selection or application of accounting principles;

(ii)	any major issues as to the adequacy of the Company’s internal controls; and

(iii)	any special steps adopted in light of material control deficiencies.

(j)	Review and discuss with management and the independent auditor at least annually reports from the independent auditor on:

(i)	critical accounting policies and practices to be used;

(ii)	significant financial reporting issues, estimates and judgments made in connection with the preparation of the financial statements;

(iii)	alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor; and

(iv)	other material written communications between the independent auditor and management, such as any management letter or schedule of unadjusted differences.

(k)	Meet with the independent auditor to discuss the annual financial statements and any investments or transactions that may adversely affect the well-being of the Company.

(l)	Discuss with the independent auditor at least annually any “management” or “internal control” letters issued or proposed to be issued by the independent auditor to the Company.

(m)	Review and discuss with management and the independent auditor at least annually any significant changes to the Company’s accounting principles and practices suggested by the independent auditor, internal audit personnel or management.

(n)	Discuss with management the Company’s earnings press releases, including the use of “pro forma” or “adjusted” non-GAAP information, as well as financial information and earnings guidance (if any) provided to analysts and rating agencies.

(o)	Review and discuss with management and the independent auditor at least annually the effect of regulatory and accounting initiatives as well as off-balance-sheet structures on the Company’s financial statements.

(p)	Discuss with the independent auditor matters required to be discussed by American Institute of Certified Public Accountants Statement on Auditing Standards No. 61 relating to the conduct of the audit, including any difficulties encountered in the course of the audit work, any restrictions on the scope of activities or access to requested information and any significant disagreements with management.

(q)	Review and discuss with the Chief Executive Officer and the Chief Financial Officer the procedures undertaken in connection with the Chief Executive Officer and Chief Financial Officer certifications for the annual and interim filings with applicable securities regulatory authorities.

(r)	Review disclosures made by the Company’s Chief Executive Officer and Chief Financial Officer during their certification process for the annual and interim filing with applicable securities regulatory authorities about any significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data or any material weaknesses in the internal controls, and any fraud involving management or other employees who have a significant role in the Company’s internal controls.

(s)	Meet with the Appointed Actuary of the Company at least annually to receive and review reports, opinions and recommendations prepared by the Appointed Actuary in accordance with the Act, including the parts of the annual financial statement and the annual return filed under s. 665 of the Act, prepared by the actuary, and such other matters as the Committee may direct.

(t)	Discuss with the Company’s General Counsel at least annually any legal matters that may have a material impact on the financial statements, operations, assets or compliance policies and any material reports or inquiries received by the Company or any of its subsidiaries from regulators or governmental agencies.

(u)	Meet with the Chief Internal Auditor and with management to discuss the effectiveness of the internal control procedure established pursuant to s.4.2(d).

4.3	Oversight of the Company’s Internal Audit Function

(a)	Review with the internal auditor, the independent auditor and management at least annually the mandate, independence, qualifications, staffing and budget of the internal audit department and its annual work plan.

(b)	Review the periodic reports of the internal audit department on internal audit activities and the results of its audits.

(c)	Review and concur in the appointment, replacement, reassignment or dismissal of the internal auditor who shall have direct access to the Committee.

4.4	Oversight of Risk Management

(a)	Review and approve periodically:

(i)	management’s risk philosophy; and

(ii)	risk management policies.

(b)	Review with management at least annually reports demonstrating compliance with risk management policies.

(c)	Review reports at least annually relating to the adequacy of the Company’s risk management practices together with management’s responses from the:

(i)	independent auditor; and

(ii)	the internal auditor.

(d)	Discuss with management at least annually the Company’s major risk exposures and the steps management has taken to monitor and control such exposures, including the Company’s risk assessment and risk management policies.

(e)	The Committee will receive reports from the General Counsel as Chair of the Risk Disclosure Committee.

4.5	Oversight of Regulatory Compliance

(a)	Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

(b)	Discuss with management and the independent auditor at least annually any correspondence with regulators or governmental agencies and any published reports which raise material issues regarding the Company’s financial statements or accounting.

(c)	Review at least annually with the Global Compliance Chief the Company’s compliance with applicable laws and regulations, and correspondence from regulators.

(d)	Meet with the Company’s regulators, according to applicable law.

4.6	Oversight of the Anti-Money Laundering and Anti-Terrorist Financing Program

(a)	The Committee shall approve the Company’s Anti-Money Laundering and Anti-Terrorist Financing Policy and any material amendments.

(b)	The Committee shall meet with the Chief Anti-Money Laundering Officer (“CAMLO”) at least annually to receive and review the CAMLO’s report on the AML/ATF Program, which will include a report on the effectiveness of the AML/ATF Program and the Company’s compliance with the Policy.

(c)	The Committee shall meet with the Chief Internal Auditor at least annually to receive and review the Chief Internal Auditor’s report on the results of the testing of the effectiveness of the AML/ATF Program.

4.7	Proxy Circular

(a)	The Committee shall prepare a report on its activities on an annual basis to be included in the Proxy Circular, as may be required by applicable laws or rules of applicable securities regulatory authorities.

4.8	Oversight of Executive Compensation

(a)	The Committee or a designate member will review the annual executive compensation recommendations of the Management Resources and Compensation Committee prior to approval by the Board of Directors.

4.9	Duties and Responsibilities Delegated by the Board

(a)	Exercise such other powers and perform such other duties and responsibilities as are incidental to the purposes, duties and responsibilities specified herein and as may from time to time be delegated to the Committee by the Board of Directors.

5.	Funding for the Independent Auditor and Retention of Independent Advisors

The Company shall provide for appropriate funding, as determined by the Committee, for payment of compensation to the independent auditor for the purpose of issuing an audit report and to any advisors retained by the Committee. The Committee shall have the authority to retain such independent advisors as it may from time to time deem necessary or advisable for its purposes and to set the terms of the retainer. The expenses related to any such engagement shall also be funded by the Company.